Compass Commercial
Buyer Commission Agreement

Buyer (s):   ARK7 Properties LLC

Subject Property: 2924 Mabel Street, Berkeley, CA 94702

APN #   053 1628 002 01

In the event that___ARK7 Properties LLC_____ offer to purchase
___2924 Mabel Street, Berkely, CA 94702_____ is accepted, and the resulting escrow closes,
_____ARK7 Properties LLC_____ agrees to pay **Compass Commercial** a commission equal to
___one percent (1%) of the final gross purchase price_____ in cash at close of escrow.

Buyer: _____   **Date:** ___10/23/2019_____
ARK7 Properties LLC

Agent: _____   **Date:** ___10/23/2019_____
Ben Weil

Compass Commercial
1400 Van Ness Avenue
San Francisco, CA 94109
(415) 874-5019



CALIFORNIA ASSOCIATION OF REALTORS®

REPRESENTATIVE CAPACITY SIGNATURE DISCLOSURE
(FOR BUYER REPRESENTATIVES)
(C.A.R. Form RCSD-B, Revised 6/19)

This form is not an assignment. It should not be used to add new parties after a contract has been formed.
The purpose of this form is to identify who the principal is in the transaction and who has authority to sign documents on behalf of the principal.

This is a disclosure to one or more of the following: Purchase Agreement, Buyer Representation Agreement, or Other Agreement, specified below in which **ARK7 Properties LLC** is identified as "Buyer". If a trust, identify Buyer as the trustee(s) of the trust or by simplified trust name (e.g. John Doe, co-trustee, Jane Doe, co-trustee or Doe Revocable Family Trust 3.). Full name of trust should be identified in 1A below. If power of attorney, insert principal's name as Buyer.

1. **A.** ☐ TRUST: (1) Assets used to acquire/lease the Property are held in trust pursuant to a trust document titled (Name of trust: _____

    _____

    (2) The person(s) signing below is/are Sole/Co/Successor Trustee(s) of the Trust.
   B. ☒ ENTITY: Buyer is a ☐ Corporation, ☒ Limited Liability Company, ☐ Partnership ☐ Other: _____
    which has authorized the officer(s), managing member(s), partner(s) or person(s) signing below to act on its behalf. An authorizing resolution of the applicable body of the entity described above ☐ is ☐ is not attached.
   C. ☐ POWER OF ATTORNEY: Buyer ("Principal") has authorized the person(s) signing below ("Attorney-In-Fact", "Power of Attorney" or "POA") to act on his/her behalf pursuant to a General Attorney (Specific Power of Attorney for the Property), dated _____. This form is not a Power of Attorney. A Power of Attorney must have already been executed before this form is used.
   D. ☐ ESTATE: (1) Buyer is an ☐ conservatorship, or or ☐ guardianship identified by Superior Court Case name as _____, Case # _____. (2) The person(s) signing below is/are court approved representatives (whether designated as Sole or Co-Executor, Administrator, Conservator, Guardian) of the estate, conservatorship or guardianship identified above.

2. Buyer's Representative represents that the trust, entity or power of attorney for which that Party is acting already exists.

Buyer:
By _____Yizhen Zhao_____ Date: __10/23/2019__
(Sign Name of Trustee, Officer, Managing Member, Partner, or Attorney-in-Fact)
(Print Representative Name) **Yizhen Zhao** _____ Title: _____

By _____ Date: _____
(Sign Name of Trustee, Officer, Managing Member, Partner, or Attorney-in-Fact)
(Print Representative Name) _____ Title: _____

Acknowledgement of Receipt By Other Party:

AT TIME OF SALE

Buyer and **Susan S. Ruggiero Revocable Trust** _____ ("Seller") are parties to a
Purchase Agreement dated **10/23/2019** for property known as **2924 Mabel Street, Berkeley, CA 94702** .

Seller **Susan S. Ruggiero, Trustee** _____ Date _____

Seller _____ Date _____

© 2019, California Association of REALTORS®, Inc.
RCSD-B REVISED 6/19 (PAGE 1 OF 2)



REPRESENTATIVE CAPACITY SIGNATURE DISCLOSURE (RCSD-B PAGE 1 OF 2)

AT TIME OF BUYER REPRESENTATION AGREEMENT

Buyer and **Compass Commercial** ("Buyer's Broker") are

parties to a Buyer Representation Agreement dated **10/22/2019** .

Real Estate Broker **Compass Commercial**

By **Ben Weil** _Ben Weil_ Date 10/23/2019

DocuSigned by:
546B36320C6844A...

RCSD-B REVISED 6/19 (PAGE 2 OF 2)



REPRESENTATIVE CAPACITY SIGNATURE DISCLOSURE (RCSD-B PAGE 2 OF 2)



CALIFORNIA ASSOCIATION OF REALTORS®

REPRESENTATIVE CAPACITY SIGNATURE DISCLOSURE (FOR SELLER REPRESENTATIVES)

(C.A.R. Form RCSD-S, Revised 6/16)

This form is not an assignment. It should not be used to add new parties after a contract has been formed. The purpose of this form is to identify who the principal is in the transaction and who has authority to sign documents on behalf of the principal.

This is a disclosure to the [X] Purchase Agreement, [ ] Listing Agreement, [ ] Other ______ dated 10/23/2019, ("Agreement"), for the property known as 2924 Mabel Street, Berkeley, CA 94702 ("Property"), between ARK7 Properties LLC ("Buyer", [ ] Listing Broker) and Susan S. Ruggiero Revocable Trust ("Seller").
If a trust, identify Seller as the trustee(s) of the trust or by simplified trust name (ex. John Doe, co-trustee, Jane Doe, co-trustee or Doe Revocable Family Trust 3.). Full name of trust should be identified in 1A below. If power of attorney, insert principal's name as Seller.

1. [X] A. **TRUST:** (1) The Property is held in trust pursuant to a trust document, titled (Full name of Trust) Susan S. Ruggiero Revocable Trust dated April 7th, 1997
(2) The person(s) signing below is/are Sole/Co/Successor Trustee(s) of the Trust.

[ ] B. **ENTITY:** Seller is a [ ] Corporation, [ ] Limited Liability Company, [ ] Partnership [ ] Other: ______ which has authorized the officer(s), managing member(s), partner(s) or person(s) signing below to act on its behalf. An authorizing resolution of the applicable body of the entity described above [ ] is [ ] is not attached.

[ ] C. **POWER OF ATTORNEY:** Seller ("Principal") has authorized the person(s) signing below ("Attorney-In-Fact", "Power of Attorney" or "POA") to act on his/her behalf pursuant to a General Power of Attorney ([ ] Specific Power of Attorney for the Property), dated ______. **This form is not a Power of Attorney. A Power of Attorney must have already been executed before this form is used.**

[ ] D. **ESTATE:** (1) Seller is an [ ] estate, [ ] conservatorship, or [ ] guardianship identified by Superior Court Case name as ______, Case # ______.
(2) The person(s) signing below is/are court approved representatives (whether designated as Sole or Co-Executor, Administrator, Conservator, Guardian) of the estate, conservatorship or guardianship identified above.

2. Seller's Representative represents that the trust, entity or power of attorney for which that Party is acting already exists.

Seller:

By ______ Date: ______
(Sign Name of Trustee, Officer, Managing Member, Partner, Attorney-in-Fact or Administrator/Executor)
(Print Representative Name) Susan S. Ruggiero, Trustee Title: ______

By ______ Date: ______
(Sign Name of Trustee, Officer, Managing Member, Partner, Attorney-in-Fact or Administrator/Executor)
(Print Representative Name) ______ Title: ______

Acknowledgement of Receipt By Other Party:

(Listing Broker) Compass Commercial
By Ben Weil — DocuSigned by: Ben Weil 546B36320C6844A... Date: 10/23/2019

(Buyer) DocuSigned by: Yizhen Zhao ...F0743CFDA04F8... Date: 10/23/2019
(Print Buyer Name) ARK7 Properties LLC

(Buyer) ______ Date: ______
(Print Buyer Name) ______

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, INC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

Reviewed by ____



EQUAL HOUSING OPPORTUNITY

RCSD-S REVISED 6/16 (PAGE 1 OF 1)
REPRESENTATIVE CAPACITY SIGNATURE DISCLOSURE (RCSD-S PAGE 1 OF 1)



CALIFORNIA ASSOCIATION OF REALTORS®

POSSIBLE REPRESENTATION OF MORE THAN ONE BUYER OR SELLER - DISCLOSURE AND CONSENT

(C.A.R. Form PRBS, Revised 12/18)

A real estate broker (Broker), whether a corporation, partnership or sole proprietorship, may represent more than one buyer or seller. This multiple representation can occur through an individual licensed as a broker or salesperson or through different individual broker's or salespersons (associate licensees) acting under the Broker's license. The associate licensees may be working out of the same or different office locations.

Multiple Buyers: Broker (individually or through its associate licensees) may be working with many prospective buyers at the same time. These prospective buyers may have an interest in, and make offers on, the same properties. Some of these properties may be listed with Broker and some may not. Broker will not limit or restrict any particular buyer from making an offer on any particular property whether or not Broker represents other buyers interested in the same property.

Multiple Sellers: Broker (individually or through its associate licensees) may have listings on many properties at the same time. As a result, Broker will attempt to find buyers for each of those listed properties. Some listed properties may appeal to the same prospective buyers. Some properties may attract more prospective buyers than others. Some of these prospective buyers may be represented by Broker and some may not. Broker will market all listed properties to all prospective buyers whether or not Broker has another or other listed properties that may appeal to the same prospective buyers.

Dual Agency: If Seller is represented by Broker, Seller acknowledges that broker may represent prospective buyers of Seller's property and consents to Broker acting as a dual agent for both seller and buyer in that transaction. If Buyer is represented by Broker, buyer acknowledges that Broker may represent sellers of property that Buyer is interested in acquiring and consents to Broker acting as a dual agent for both buyer and seller with regard to that property.

In the event of dual agency, seller and buyer agree that: a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the buyer's or seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the seller's willingness to accept a price less than the listing price or the buyer's willingness to pay a price greater than the price offered; and except as set forth above, a dual agent is obligated to disclose known facts materially affecting the value or desirability of the Property to both parties.

Offers not necessarily confidential: Buyer is advised that seller or listing agent may disclose the existence, terms, or conditions of buyer's offer unless all parties and their agent have signed a written confidentiality agreement. Whether any such information is actually disclosed depends on many factors, such as current market conditions, the prevailing practice in the real estate community, the listing agent's marketing strategy and the instructions of the seller.

Buyer and seller understand that Broker may represent more than one buyer or more than one seller and even both buyer and seller on the same transaction and consents to such relationships.

Seller and/or Buyer acknowledges reading and understanding this Possible Representation of More Than One Buyer or Seller - Disclosure and Consent and agrees to the agency possibilities disclosed.

Seller Susan S. Ruggiero Revocable Trust Date ____________
Seller ____________ Date ____________
Buyer ARK7 Properties LLC [DocuSigned by: Yizhen Zhao, A0FC743CFDA04F8...] Date 10/23/2019
Buyer ____________ Date ____________

Buyer's Brokerage Firm Compass Commercial DRE Lic # 01935359 Date ____________
By Ben Weil [DocuSigned by: Ben Weil, 546B36320C6844A...] DRE Lic # 01816078 Date ____________

Seller's Brokerage Firm Compass Commercial DRE Lic # 01935359 Date 10/23/2019
By Ben Weil [DocuSigned by: Ben Weil, 546B36320C6844A...] DRE Lic # 01816078 Date 10/23/2019





Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

EQUAL HOUSING OPPORTUNITY

PRBS REVISED 12/18 (PAGE 1 OF 1)



CALIFORNIA ASSOCIATION OF REALTORS®

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP

(Seller's Brokerage Firm to Seller)
(As required by the Civil Code)
(C.A.R. Form AD, Revised 12/18)

☐ (If checked) This form is being provided in connection with a transaction for a leasehold interest exceeding one year as per Civil Code section 2079.13(j), (k) and (l).

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

SELLER'S AGENT

A Seller's agent under a listing agreement with the Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:

To the Seller: A Fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Seller.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

BUYER'S AGENT

A Buyer's agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An agent acting only for a Buyer has the following affirmative obligations:

To the Buyer: A fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Buyer.

To the Buyer and the Seller:

(a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
(b) A duty of honest and fair dealing and good faith.
(c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH SELLER AND BUYER

A real estate agent, either acting directly or through one or more salespersons and broker associates, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.

In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:

(a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either the Seller or the Buyer.
(b) Other duties to the Seller and the Buyer as stated above in their respective sections.

In representing both Seller and Buyer, a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the Buyer's or Seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the Seller's willingness to accept a price less than the listing price or the Buyer's willingness to pay a price greater than the price offered.

SELLER AND BUYER RESPONSIBILITIES

Either the purchase agreement or a separate document will contain a confirmation of which agent is representing you and whether that agent is representing you exclusively in the transaction or acting as dual agent. Please pay attention to that confirmation to make sure it accurately reflects your understanding of your agent's role.

The above duties of the agent in a real estate transaction do not relieve a Seller or Buyer from the responsibility to protect his or her own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

If you are a Buyer, you have the duty to exercise reasonable care to protect yourself, including as to those facts about the property which are known to you or within your diligent attention and observation.

Both Sellers and Buyers should strongly consider obtaining tax advice from a competent professional because the federal and state tax consequences of a transaction can be complex and subject to change.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction. **This disclosure form includes the provisions of Sections 2079.13 to 2079.24, inclusive, of the Civil Code set forth on page 2. Read it carefully. I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE AND THE PORTIONS OF THE CIVIL CODE PRINTED ON THE BACK (OR A SEPARATE PAGE).**

☐ Buyer ☒ Seller ☐ Landlord ☐ Tenant Susan S. Ruggiero, Trusteee — DocuSigned by: Susan S. Ruggiero 89C8703BF5C849F... Date 10/22/2019

☒ Buyer ☐ Seller ☐ Landlord ☐ Tenant ARK7 Properties LLC — DocuSigned by: Yizhen Zhao A0FC743CFDA04F8... Date 10/23/2019

Agent Compass Commercial — DocuSigned by: Ben Weil 546B36320C6844A... DRE Lic. # 01935359
Real Estate Broker (Firm)

By Ben Weil DRE Lic. # 01816078 Date 10/22/2019
(Salesperson or Broker-Associate, if any)

© 1991-2018, California Association of REALTORS®, Inc.

AD REVISED 12/18 (PAGE 1 OF 2)
DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 1 OF 2)



EQUAL HOUSING OPPORTUNITY



CALIFORNIA ASSOCIATION OF REALTORS®

DISCLOSURE REGARDING
REAL ESTATE AGENCY RELATIONSHIP
(Buyer's Brokerage Firm to Buyer)
(As required by the Civil Code)
(C.A.R. Form AD, Revised 12/18)

☐ (If checked) This form is being provided in connection with a transaction for a leasehold interest exceeding one year as per Civil Code section 2079.13(j), (k) and (l).

When you enter into a discussion with a real estate agent regarding a real estate transaction, you should from the outset understand what type of agency relationship or representation you wish to have with the agent in the transaction.

SELLER'S AGENT

A Seller's agent under a listing agreement with the Seller acts as the agent for the Seller only. A Seller's agent or a subagent of that agent has the following affirmative obligations:
To the Seller: A Fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Seller.
To the Buyer and the Seller:
    (a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
    (b) A duty of honest and fair dealing and good faith.
    (c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

BUYER'S AGENT

A Buyer's agent can, with a Buyer's consent, agree to act as agent for the Buyer only. In these situations, the agent is not the Seller's agent, even if by agreement the agent may receive compensation for services rendered, either in full or in part from the Seller. An agent acting only for a Buyer has the following affirmative obligations:
To the Buyer: A fiduciary duty of utmost care, integrity, honesty and loyalty in dealings with the Buyer.
To the Buyer and the Seller:
    (a) Diligent exercise of reasonable skill and care in performance of the agent's duties.
    (b) A duty of honest and fair dealing and good faith.
    (c) A duty to disclose all facts known to the agent materially affecting the value or desirability of the property that are not known to, or within the diligent attention and observation of, the parties. An agent is not obligated to reveal to either party any confidential information obtained from the other party that does not involve the affirmative duties set forth above.

AGENT REPRESENTING BOTH SELLER AND BUYER

A real estate agent, either acting directly or through one or more salespersons and broker associates, can legally be the agent of both the Seller and the Buyer in a transaction, but only with the knowledge and consent of both the Seller and the Buyer.
In a dual agency situation, the agent has the following affirmative obligations to both the Seller and the Buyer:
    (a) A fiduciary duty of utmost care, integrity, honesty and loyalty in the dealings with either the Seller or the Buyer.
    (b) Other duties to the Seller and the Buyer as stated above in their respective sections.
In representing both Seller and Buyer, a dual agent may not, without the express permission of the respective party, disclose to the other party confidential information, including, but not limited to, facts relating to either the Buyer's or Seller's financial position, motivations, bargaining position, or other personal information that may impact price, including the Seller's willingness to accept a price less than the listing price or the Buyer's willingness to pay a price greater than the price offered.

SELLER AND BUYER RESPONSIBILITIES

Either the purchase agreement or a separate document will contain a confirmation of which agent is representing you and whether that agent is representing you exclusively in the transaction or acting as dual agent. Please pay attention to that confirmation to make sure it accurately reflects your understanding of your agent's role.

The above duties of the agent in a real estate transaction do not relieve a Seller or Buyer from the responsibility to protect his or her own interests. You should carefully read all agreements to assure that they adequately express your understanding of the transaction. A real estate agent is a person qualified to advise about real estate. If legal or tax advice is desired, consult a competent professional.

If you are a Buyer, you have the duty to exercise reasonable care to protect yourself, including as to those facts about the property which are known to you or within your diligent attention and observation.

Both Sellers and Buyers should strongly consider obtaining tax advice from a competent professional because the federal and state tax consequences of a transaction can be complex and subject to change.

Throughout your real property transaction you may receive more than one disclosure form, depending upon the number of agents assisting in the transaction. The law requires each agent with whom you have more than a casual relationship to present you with this disclosure form. You should read its contents each time it is presented to you, considering the relationship between you and the real estate agent in your specific transaction. **This disclosure form includes the provisions of Sections 2079.13 to 2079.24, inclusive, of the Civil Code set forth on page 2. Read it carefully. I/WE ACKNOWLEDGE RECEIPT OF A COPY OF THIS DISCLOSURE AND THE PORTIONS OF THE CIVIL CODE PRINTED ON THE BACK (OR A SEPARATE PAGE).**

☒ Buyer ☐ Seller ☐ Landlord ☐ Tenant **ARK7 Properties LLC** *Yizhen Zhao*   Date   10/23/2019

                                              A0FC743CFDA04F8...

☐ Buyer ☒ Seller ☐ Landlord ☐ Tenant **Susan S. Ruggiero Revocable Trust**   Date

Agent **Compass Commercial**   DRE Lic. # **01935359**

                                          Real Estate Broker (Firm)

By **Ben Weil** *Ben Weil*   DRE Lic. # **01816078**   Date   10/23/2019
              (Salesperson or Broker-Associate, if any)

© 1991-2018, California Association of REALTORS®, Inc.

AD REVISED 12/18 (PAGE 1 OF 2)

DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 1 OF 2)



CIVIL CODE SECTIONS 2079.13 – 2079.24 (2079.16 APPEARS ON THE FRONT)

2079.13. As used in Sections 2079.7 and 2079.14 to 2079.24, inclusive, the following terms have the following meanings:
(a) "Agent" means a person acting under provisions of Title 9 (commencing with Section 2295) in a real property transaction, and includes a person who is licensed as a real estate broker under Chapter 3 (commencing with Section 10130) of Part 1 of Division 4 of the Business and Professions Code, and under whose license a listing is executed or an offer to purchase is obtained. The agent in the real property transaction bears responsibility for that agent's salespersons or broker associates who perform as agents of the agent. When a salesperson or broker associate owes a duty to any principal, or to any buyer or seller who is not a principal, in a real property transaction, that duty is equivalent to the duty owed to that party by the broker for whom the salesperson or broker associate functions. **(b)** "Buyer" means a transferee in a real property transaction, and includes a person who executes an offer to purchase real property from a seller through an agent, or who seeks the services of an agent in more than a casual, transitory, or preliminary manner, with the object of entering into a real property transaction. "Buyer" includes vendee or lessee of real property. **(c)** "Commercial real property" means all real property in the state, except (1) single-family residential real property, (2) dwelling units made subject to Chapter 2 (commencing with Section 1940) of Title 5, (3) a mobilehome, as defined in Section 798.3, (4) vacant land, or (5) a recreational vehicle, as defined in Section 799.29. **(d)** "Dual agent" means an agent acting, either directly or through a salesperson or broker associate, as agent for both the seller and the buyer in a real property transaction. **(e)** "Listing agreement" means a written contract between a seller of real property and an agent, by which the agent has been authorized to sell the real property or to find or obtain a buyer, including rendering other services for which a real estate license is required to the seller pursuant to the terms of the agreement. **(f)** "Seller's agent" means a person who has obtained a listing of real property to act as an agent for compensation. **(g)** "Listing price" is the amount expressed in dollars specified in the listing for which the seller is willing to sell the real property through the seller's agent. **(h)** "Offering price" is the amount expressed in dollars specified in an offer to purchase for which the buyer is willing to buy the real property. **(i)** "Offer to purchase" means a written contract executed by a buyer acting through a buyer's agent that becomes the contract for the sale of the real property upon acceptance by the seller. **(j)** "Real property" means any estate specified by subdivision (1) or (2) of Section 761 in property, and includes (1) single-family residential property, (2) multiunit residential property with more than four dwelling units, (3) commercial real property, (4) vacant land, (5) a ground lease coupled with improvements, or (6) a manufactured home as defined in Section 18007 of the Health and Safety Code, or a mobilehome as defined in Section 18008 of the Health and Safety Code, when offered for sale or sold through an agent pursuant to the authority contained in Section 10131.6 of the Business and Professions Code. **(k)** "Real property transaction" means a transaction for the sale of real property in which an agent is retained by a buyer, seller, or both a buyer and seller to act in that transaction, and includes a listing or an offer to purchase. **(l)** "Sell," "sale," or "sold" refers to a transaction for the transfer of real property from the seller to the buyer and includes exchanges of real property between the seller and buyer, transactions for the creation of a real property sales contract within the meaning of Section 2985, and transactions for the creation of a leasehold exceeding one year's duration. **(m)** "Seller" means the transferor in a real property transaction and includes an owner who lists real property with an agent, whether or not a transfer results, or who receives an offer to purchase real property of which he or she is the owner from an agent on behalf of another. "Seller" includes both a vendor and a lessor of real property. **(n)** "Buyer's agent" means an agent who represents a buyer in a real property transaction.

2079.14. A seller's agent and buyer's agent shall provide the seller and buyer in a real property transaction with a copy of the disclosure form specified in Section 2079.16, and shall obtain a signed acknowledgment of receipt from that seller and buyer, except as provided in Section 2079.15, as follows: **(a)** The seller's agent, if any, shall provide the disclosure form to the seller prior to entering into the listing agreement. **(b)** The buyer's agent shall provide the disclosure form to the buyer as soon as practicable prior to execution of the buyer's offer to purchase. If the offer to purchase is not prepared by the buyer's agent, the buyer's agent shall present the disclosure form to the buyer not later than the next business day after receiving the offer to purchase from the buyer.

2079.15. In any circumstance in which the seller or buyer refuses to sign an acknowledgment of receipt pursuant to Section 2079.14, the agent shall set forth, sign, and date a written declaration of the facts of the refusal.

2079.16 Reproduced on Page 1 of this AD form.

2079.17(a) As soon as practicable, the buyer's agent shall disclose to the buyer and seller whether the agent is acting in the real property transaction as the buyer's agent, or as a dual agent representing both the buyer and the seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller, the buyer, and the buyer's agent prior to or coincident with execution of that contract by the buyer and the seller, respectively. **(b)** As soon as practicable, the seller's agent shall disclose to the seller whether the seller's agent is acting in the real property transaction as the seller's agent, or as a dual agent representing both the buyer and seller. This relationship shall be confirmed in the contract to purchase and sell real property or in a separate writing executed or acknowledged by the seller and the seller's agent prior to or coincident with the execution of that contract by the seller.

CONFIRMATION: The following agency relationships are confirmed for this transaction:

Seller's Brokerage Firm __DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____
Is the broker of (check one): ☐ the seller; or ☐ both the buyer and seller. (dual agent)
Seller's Agent _____DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____
Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)
Buyer's Brokerage Firm __DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____
Is the broker of (check one): ☐ the buyer; or ☐ both the buyer and seller. (dual agent)
Buyer's Agent _____DO NOT COMPLETE. SAMPLE ONLY_____ License Number _____
Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

(d) The disclosures and confirmation required by this section shall be in addition to the disclosure required by Section 2079.14. An agent's duty to provide disclosure and confirmation of representation in this section may be performed by a real estate salesperson or broker associate affiliated with that broker.

2079.18 (Repealed pursuant to AB-1289)

2079.19 The payment of compensation or the obligation to pay compensation to an agent by the seller or buyer is not necessarily determinative of a particular agency relationship between an agent and the seller or buyer. A listing agent and a selling agent may agree to share any compensation or commission paid, or any right to any compensation or commission for which an obligation arises as the result of a real estate transaction, and the terms of any such agreement shall not necessarily be determinative of a particular relationship.

2079.20 Nothing in this article prevents an agent from selecting, as a condition of the agent's employment, a specific form of agency relationship not specifically prohibited by this article if the requirements of Section 2079.14 and Section 2079.17 are complied with.

2079.21 **(a)** A dual agent may not, without the express permission of the seller, disclose to the buyer any confidential information obtained from the seller. **(b)** A dual agent may not, without the express permission of the buyer, disclose to the seller any confidential information obtained from the buyer. **(c)** "Confidential information" means facts relating to the client's financial position, motivations, bargaining position, or other personal information that may impact price, such as the seller is willing to accept a price less than the listing price or the buyer is willing to pay a price greater than the price offered. **(d)** This section does not alter in any way the duty or responsibility of a dual agent to any principal with respect to confidential information other than price.

2079.22 Nothing in this article precludes a seller's agent from also being a buyer's agent. If a seller or buyer in a transaction chooses to not be represented by an agent, that does not, of itself, make that agent a dual agent.

2079.23 A contract between the principal and agent may be modified or altered to change the agency relationship at any time before the performance of the act which is the object of the agency with the written consent of the parties to the agency relationship.

2079.24 Nothing in this article shall be construed to either diminish the duty of disclosure owed buyers and sellers by agents and their associate licensees, subagents, and employees or to relieve agents and their associate licensees, subagents, and employees from liability for their conduct in connection with acts governed by this article or for any breach of a fiduciary duty or a duty of disclosure.

© 1991-2018, California Association of REALTORS®, Inc.
THIS FORM HAS BEEN APPROVED BY THE CALIFORNIA ASSOCIATION OF REALTORS®. NO REPRESENTATION IS MADE AS TO THE LEGAL VALIDITY OR ACCURACY OF ANY PROVISION IN ANY SPECIFIC TRANSACTION. A REAL ESTATE BROKER IS THE PERSON QUALIFIED TO ADVISE ON REAL ESTATE TRANSACTIONS. IF YOU DESIRE LEGAL OR TAX ADVICE, CONSULT AN APPROPRIATE PROFESSIONAL.



Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020


EQUAL HOUSING OPPORTUNITY

AD REVISED 12/18 (PAGE 2 OF 2)
DISCLOSURE REGARDING REAL ESTATE AGENCY RELATIONSHIP (AD PAGE 2 OF 2)



**CALIFORNIA
ASSOCIATION
OF REALTORS®**

**RESIDENTIAL INCOME PROPERTY PURCHASE
AGREEMENT AND JOINT ESCROW INSTRUCTIONS**
(C.A.R. Form RIPA, Revised 12/18)

Date Prepared: 10/23/2019

1. OFFER:

A. THIS IS AN OFFER FROM ARK7 Properties LLC _____ ("Buyer").

☐ Individual(s), ☐ A Corporation, ☐ A Partnership, ☒ An LLC, ☐ An LLP, ☐ Other _____

B. THE REAL PROPERTY to be acquired is _____ 2924 Mabel Street _____ , situated in
_____ Berkeley _____ (City), _____ Alameda _____ (County), California, _____ 94702 _____ (Zip Code), Assessor's Parcel No. 53 1628 2 1 ("Property").

C. THE PURCHASE PRICE offered is _____ One Million Five Hundred Fifty Thousand _____
_____ Dollars $ _____ 1,550,000 _____ .

D. CLOSE OF ESCROW shall occur on ☐ _____ (date) (or ☒ _____ 40 _____ **Days** After Acceptance).

E. Buyer and Seller are referred to herein as the "Parties." Brokers are not Parties to this Agreement.

2. AGENCY:

A. DISCLOSURE: The Parties each acknowledge receipt of a "Disclosure Regarding Real Estate Agency Relationships" (C.A.R. Form AD).

B. CONFIRMATION: The following agency relationships are confirmed for this transaction:

Seller's Brokerage Firm Compass Commercial _____ License Number 01935359 _____
Is the broker of (check one): ☐ the seller; or ☒ both the buyer and seller. (dual agent)
Seller's Agent Ben Weil _____ License Number 01816078 _____
Is (check one): ☐ the Seller's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

Buyer's Brokerage Firm Compass Commercial _____ License Number 01935359 _____
Is the broker of (check one): ☐ the buyer; or ☒ both the buyer and seller. (dual agent)
Buyer's Agent Ben Weil _____ License Number 01816078 _____
Is (check one): ☐ the Buyer's Agent. (salesperson or broker associate) ☐ both the Buyer's and Seller's Agent. (dual agent)

C. POTENTIALLY COMPETING BUYERS AND SELLERS: The Parties each acknowledge receipt of a "Potential Representation of More than One Buyer or Seller - Disclosure and Consent" (C.A.R. Form PRBS).

3. FINANCE TERMS: Buyer represents that funds will be good when deposited with Escrow Holder.

A. INITIAL DEPOSIT: Deposit shall be in the amount of . . . . $ _____ 60,000 _____

(1) Buyer Direct Deposit: Buyer shall deliver deposit directly to Escrow Holder by electronic funds transfer, ☐ cashier's check, ☐ personal check, ☐ other _____ within 3 business days after Acceptance (or _____);

OR (2) ☐ **Buyer Deposit with Agent:** Buyer has given the deposit by personal check (or _____) to the agent submitting the offer (or to _____), made payable to _____ . The deposit shall be held uncashed until Acceptance and then deposited with Escrow Holder within **3** business days after Acceptance (or _____).
Deposit checks given to agent shall be an original signed check and not a copy.

(Note: Initial and increased deposits checks received by agent shall be recorded in Broker's trust fund log.)

B. INCREASED DEPOSIT: Buyer shall deposit with Escrow Holder an increased deposit in the amount of . . . $ _____
within _____ **Days** After Acceptance (or _____).
If the Parties agree to liquidated damages in this Agreement, they also agree to incorporate the increased deposit into the liquidated damages amount in a separate liquidated damages clause (C.A.R. Form RID) at the time the increased deposit is delivered to Escrow Holder.

C. ☐ **ALL CASH OFFER:** No loan is needed to purchase the Property. This offer is NOT contingent on Buyer obtaining a loan. Written verification of sufficient funds to close this transaction IS ATTACHED to this offer or ☐ Buyer shall, within **3 (or** _____ **) Days** After Acceptance, Deliver to Seller such verification.

D. LOAN(S):

(1) FIRST LOAN: in the amount of . . . . $ _____ 775,000 _____
This loan will be conventional financing **OR** ☐ FHA, ☐ VA, ☐ Seller financing (C.A.R. Form SFA), ☐ assumed financing (C.A.R. Form AFA), ☐ subject to financing, ☐ Other _____ . This loan shall be at a fixed rate not to exceed _____ % or, ☐ an adjustable rate loan with initial rate not to exceed _____ %. Regardless of the type of loan, Buyer shall pay points not to exceed _____ % of the loan amount.

(2) ☐ **SECOND LOAN** in the amount of . . . . $ _____
This loan will be conventional financing **OR** ☐ Seller financing (C.A.R. Form SFA), ☐ assumed financing (C.A.R. Form AFA), ☐ subject to financing, ☐ Other _____ . This loan shall be at a fixed rate not to exceed _____ % or, ☐ an adjustable rate loan with initial rate not to exceed _____ %. Regardless of the type of loan, Buyer shall pay points not to exceed _____ % of the loan amount.

(3) FHA/VA: For any FHA or VA loan specified in 3D(1), Buyer has **17 (or** _____ **) Days** After Acceptance to Deliver to Seller written notice (C.A.R. Form FVA) of any lender-required repairs or costs that Buyer requests Seller to pay for or otherwise correct. Seller has no obligation to pay or satisfy lender requirements unless agreed in writing. A FHA/VA amendatory clause (C.A.R. Form FVAC) shall be a part of this transaction.

Buyer's Initials (_____)(_____)   Seller's Initials (_____)(_____)

© 2018, California Association of REALTORS®, Inc.
RIPA REVISED 12/18 (PAGE 1 OF 12)

RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 1 OF 12)

EQUAL HOUSING OPPORTUNITY

Property Address: 2924 Mabel Street, Berkeley, CA 94702 Date: 10/23/2019

E. **ADDITIONAL FINANCING TERMS:**
1) Buyer has the right to get a loan, however, the loan is not a contingency to the sale

F. **BALANCE OF DOWN PAYMENT OR PURCHASE PRICE** in the amount of . . . . $ 715,000
to be deposited with Escrow Holder pursuant to Escrow Holder instructions.

G. **PURCHASE PRICE (TOTAL):** . . . . $ 1,550,000

H. **VERIFICATION OF DOWN PAYMENT AND CLOSING COSTS:** Buyer (or Buyer's lender or loan broker pursuant to paragraph 3J(1)) shall, within **3 (or ___) Days** After Acceptance, Deliver to Seller written verification of Buyer's down payment and closing costs. (☐ Verification attached.)

I. **APPRAISAL CONTINGENCY AND REMOVAL:** This Agreement is (**or** ☒ is NOT) contingent upon a written appraisal of the Property by a licensed or certified appraiser at no less than the purchase price. Buyer shall, as specified in paragraph 19B(3), in writing, remove the appraisal contingency or cancel this Agreement within **17 (or ____) Days** After Acceptance.

J. **LOAN TERMS:**

(1) LOAN APPLICATIONS: Within **3 (or ___) Days** After Acceptance, Buyer shall Deliver to Seller a letter from Buyer's lender or loan broker stating that, based on a review of Buyer's written application and credit report, Buyer is prequalified or preapproved for any NEW loan specified in paragraph 3D. If any loan specified in paragraph 3D is an adjustable rate loan, the prequalification or preapproval letter shall be based on the qualifying rate, not the initial loan rate. (☐ Letter attached.)

(2) LOAN CONTINGENCY: Buyer shall act diligently and in good faith to obtain the designated loan(s). Buyer's qualification for the loan(s) specified above **is a contingency** of this Agreement unless otherwise agreed in writing. If there is no appraisal contingency or the appraisal contingency has been waived or removed, then failure of the Property to appraise at the purchase price does not entitle Buyer to exercise the cancellation right pursuant to the loan contingency if Buyer is otherwise qualified for the specified loan. Buyer's contractual obligations regarding deposit, balance of down payment and closing costs **are not contingencies** of this Agreement.

(3) LOAN CONTINGENCY REMOVAL:
Within **21 (or ___) Days** After Acceptance, Buyer shall, as specified in paragraph 19, in writing, remove the loan contingency or cancel this Agreement. If there is an appraisal contingency, removal of the loan contingency shall not be deemed removal of the appraisal contingency.

(4) ☒ **NO LOAN CONTINGENCY:** Obtaining any loan specified above is NOT a contingency of this Agreement. If Buyer does not obtain the loan and as a result Buyer does not purchase the Property, Seller may be entitled to Buyer's deposit or other legal remedies.

(5) LENDER LIMITS ON BUYER CREDITS: Any credit to Buyer, from any source, for closing or other costs that is agreed to by the Parties ("Contractual Credit") shall be disclosed to Buyer's lender. If the total credit allowed by Buyer's lender ("Lender Allowable Credit") is less than the Contractual Credit, then (i) the Contractual Credit shall be reduced to the Lender Allowable Credit, and (ii) in the absence of a separate written agreement between the Parties, there shall be no automatic adjustment to the purchase price to make up for the difference between the Contractual Credit and the Lender Allowable Credit.

(6) ASSUMED OR SUBJECT TO FINANCING: Seller represents that Seller is not delinquent on any payments due on any loans. If the Property is acquired subject to an existing loan, Buyer and Seller are advised to consult with legal council regarding the ability of an existing lender to call the loan due, and the consequences thereof.

K. **BUYER STATED FINANCING:** Seller is relying on Buyer's representation of the type of financing specified (including but not limited to, as applicable, all cash, amount of down payment, or contingent or non-contingent loan). Seller has agreed to a specific closing date, purchase price and to sell to Buyer in reliance on Buyer's covenant concerning financing. Buyer shall pursue the financing specified in this Agreement. Seller has no obligation to cooperate with Buyer's efforts to obtain any financing other than that specified in the Agreement and the availability of any such alternate financing does not excuse Buyer from the obligation to purchase the Property and close escrow as specified in this Agreement.

4. **SALE OF BUYER'S PROPERTY:**

A. This Agreement and Buyer's ability to obtain financing are NOT contingent upon the sale of any property owned by Buyer.

OR B. ☐ This Agreement and Buyer's ability to obtain financing are contingent upon the sale of property owned by Buyer as specified in the attached addendum (C.A.R. Form COP).

5. **ADDENDA AND ADVISORIES:**

A. ADDENDA:	☐ Addendum # (C.A.R. Form ADM)
☐ Back Up Offer Addendum (C.A.R. Form BUO)	☐ Court Confirmation Addendum (C.A.R. Form CCA)
☐ Septic, Well and Property Monument Addendum (C.A.R. Form SWPI)	
☐ Short Sale Addendum (C.A.R. Form SSA)	☐ Other
B. BUYER AND SELLER ADVISORIES:	☐ Buyer's Inspection Advisory (C.A.R. Form BIA)
☐ Probate Advisory (C.A.R. Form PA)	☒ Statewide Buyer and Seller Advisory (C.A.R. Form SBSA)
☒ Trust Advisory (C.A.R. Form TA)	☐ REO Advisory (C.A.R. Form REO)
☐ Short Sale Information and Advisory (C.A.R. Form SSIA)	☐ Other

6. **OTHER TERMS:** ______________________________

Buyer's Initials (DS YZ)(________) Seller's Initials (________)(________)





Property Address: __2924 Mabel Street, Berkeley, CA 94702__ Date: __10/23/2019__

7. ALLOCATION OF COSTS

A. INSPECTIONS, REPORTS AND CERTIFICATES: Unless otherwise agreed, in writing, this paragraph only determines who is to pay for the inspection, test, certificate or service ("Report") mentioned; it **does not determine who is to pay for any work recommended or identified in the Report.**

   (1) ☐ Buyer ☒ Seller shall pay for a natural hazard zone disclosure report, including tax ☐ environmental ☐ Other: _____
   _____ prepared by __Seller's choice__

   (2) ☐ Buyer ☐ Seller shall pay for the following Report _____
   prepared by_____

   (3) ☐ Buyer ☐ Seller shall pay for the following Report _____
   prepared by_____

B. GOVERNMENT REQUIREMENTS AND RETROFIT:

   (1) ☐ Buyer ☐ Seller shall pay for smoke alarm and carbon monoxide device installation and water heater bracing, if required by Law. Prior to Close Of Escrow ("COE"), Seller shall provide Buyer written statement(s) of compliance in accordance with state and local Law, unless Seller is exempt.

   (2) (i) ☐ Buyer ☐ Seller shall pay the cost of compliance with any other minimum mandatory government inspections and reports if required as a condition of closing escrow under any Law.
   (ii) ☐ Buyer ☐ Seller shall pay the cost of compliance with any other minimum mandatory government retrofit standards required as a condition of closing escrow under any Law, whether the work is required to be completed before or after COE.
   (iii) Buyer shall be provided, within the time specified in paragraph 19A, a copy of any required government conducted or point-of-sale inspection report prepared pursuant to this Agreement or in anticipation of this sale of the Property.

   (3) ☐ Buyer ☐ Seller shall pay for installation of approved fire extinguisher(s), sprinkler(s), and hose(s), if required by Law, which shall be installed prior to Close Of Escrow. Prior to Close Of Escrow, Seller shall provide Buyer a written statement of compliance, if required by Law.

   (4) ☐ Buyer ☐ Seller shall pay for installation of drain cover and anti-entrapment device or system for any pool or spa meeting the minimum requirements permitted by the U.S. Consumer Products and Safety Commission.

C. ESCROW AND TITLE:

   (1) (a) ☒ Buyer ☐ Seller shall pay escrow fee _____ .
   (b) Escrow Holder shall be __Old Republic Title__ _____ .
   (c) The Parties shall, within **5 (or ___) Days** After receipt, sign and return Escrow Holder's general provisions.

   (2) (a) ☒ Buyer ☐ Seller shall pay for **owner's** title insurance policy specified in paragraph 18E _____ .
   (b) Owner's title policy to be issued by __Old Republic Title__ _____ .
   (Buyer shall pay for any title insurance policy insuring Buyer's **lender**, unless otherwise agreed in writing.)

D. OTHER COSTS:

   (1) ☐ Buyer ☒ Seller shall pay County transfer tax or fee __Per county custom__ _____ .
   (2) ☒ Buyer ☒ Seller shall pay City transfer tax or fee __Split 50/50 per city custom__ _____ .
   (3) ☐ Buyer ☐ Seller shall pay Homeowners' Association ("HOA") transfer fee _____ .
   (4) Seller shall pay HOA fees for preparing documents required to be delivered by Civil Code §4525.
   (5) ☐ Buyer ☐ Seller shall pay HOA fees for preparing all documents other than those required by Civil Code §4525.
   (6) Buyer to pay for any HOA certification fee.
   (7) ☐ Buyer ☐ Seller shall pay for any private transfer fee _____ .
   (8) ☐ Buyer ☐ Seller shall pay for _____ .
   (9) ☐ Buyer ☐ Seller shall pay for _____ .
   (10) ☐ Buyer ☐ Seller shall pay for the cost, not to exceed $ _____ , of a ☐ standard ☐ upgraded one-year home warranty plan, issued by _____ , with the following optional coverages: ☐ Air Conditioner ☐ Pool/Spa ☐ Other: _____ .
   Buyer is informed that home warranty plans have many optional coverages in addition to those listed above. Buyer is advised to investigate these coverages to determine those that may be suitable for Buyer.
   OR ☐ Buyer waives the purchase of a home warranty policy. Nothing in this paragraph precludes Buyer's purchasing a home warranty policy during the term of the Agreement.

8. ITEMS INCLUDED IN AND EXCLUDED FROM SALE:

   A. NOTE TO BUYER AND SELLER: Items listed as included or excluded in the MLS, flyers or marketing materials are **not** included in the purchase price or excluded from the sale unless specified in paragraph 8B, C or D.

   B. ITEMS INCLUDED IN SALE:
   (1) All EXISTING fixtures and fittings that are attached to the Property;
   (2) EXISTING electrical, mechanical, lighting, plumbing and heating fixtures, ceiling fans, fireplace inserts, gas logs and grates, solar power systems, built-in appliances, window and door screens, awnings, shutters, window coverings, attached floor coverings, television antennas, satellite dishes, air coolers/conditioners, pool/spa equipment, garage door openers/remote controls, mailbox, in-ground landscaping, trees/shrubs, water features and fountains, water softeners, water purifiers and security systems/alarms.
   (3) Seller represents that all items included in the purchase price, unless otherwise specified, are owned by Seller, except (i) _____ and (ii) the items and systems identified pursuant to 8B(4).
   (4) LEASED OR LIENED ITEMS AND SYSTEMS: Seller shall, within the time specified in paragraph 19A, (i) disclose to Buyer if any item or system specified in paragraph 8B or otherwise included in the sale is leased, or not owned by Seller, or specifically subject to a lien or other encumbrance, and (ii) Deliver to Buyer all written materials (such as lease, warranty, etc.) concerning any such item. Buyer's ability to assume any such lease, or willingness to accept the Property subject to any such lien or encumbrance, is a contingency in favor of Buyer and Seller as specified in paragraph 19B and C.
   (5) Except as otherwise specified or disclosed, all items included shall be transferred free and clear of liens and encumbrances and without Seller warranty regardless of value.

Buyer's Initials (_YZ_)(_____)   Seller's Initials (_____)(_____)

RIPA REVISED 12/18 (PAGE 3 OF 12)

RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 3 OF 12)

Property Address: __2924 Mabel Street, Berkeley, CA 94702__ Date: __10/23/2019__

(6) A complete inventory of all personal property of Seller currently used in the operation of the Property and included in the purchase price shall be delivered to Buyer within the time specified in paragraph 19.

(7) Seller shall deliver title to the personal property by Bill of Sale, free of all liens and encumbrances, and without warranty of condition.

(8) As additional security for any note in favor of Seller for any part of the purchase price, Buyer shall execute a UCC-1 Financing Statement to be filed with the Secretary of State, covering the personal property included in the purchase, replacement thereof, and insurance proceeds.

C. **ITEMS EXCLUDED FROM SALE:** _____

_____.

D. **OTHER ITEMS:** Existing integrated phone and home automation systems, including necessary components such as intranet and Internet-connected hardware or devices, control units (other than non-dedicated mobile devices, electronics and computers) and applicable software, permissions, passwords, codes and access information, are (☐ are NOT) included in the sale.

9. **SECURITY DEPOSITS:** Security deposits, if any, to the extent they have not been applied by Seller in accordance with any rental agreement and current Law, shall be transferred to Buyer on Close Of Escrow. Seller shall notify each tenant, in compliance with the California Civil Code.

10. **CLOSING AND POSSESSION:**

A. Buyer intends (or ☒ does not intend) to occupy any unit in the Property as Buyer's primary residence.

B. **Seller-occupied or vacant property:** Possession shall be delivered to Buyer: (i) ☐ at 6 PM or (_____ ☐ AM/ ☐ PM) on the date of Close Of Escrow; (ii) ☐ no later than ___ calendar days after Close Of Escrow; or (iii) ☐ at ____ ☐ AM/ ☐ PM on _____ .

C. **Seller Remaining in Possession After Close Of Escrow:** If Seller has the right to remain in possession after Close Of Escrow, (i) the Parties are advised to sign a separate occupancy agreement such as ☐ C.A.R. Form SIP, for Seller continued occupancy of less than 30 days, ☐ C.A.R. Form RLAS for Seller continued occupancy of 30 days or more; and (ii) the Parties are advised to consult with their insurance and legal advisors for information about liability and damage or injury to persons and personal and real property; and (iii) Buyer is advised to consult with Buyer's lender about the impact of Seller's occupancy on Buyer's loan.

D. **Tenant occupied units:** Possession and occupancy, subject to the rights of tenants under existing leases, shall be delivered to Buyer on Close Of Escrow.

E. At Close Of Escrow: **(i)** Seller assigns to Buyer any assignable warranty rights for items included in the sale; and **(ii)** Seller shall Deliver to Buyer available Copies of any such warranties. Brokers cannot and will not determine the assignability of any warranties.

F. At Close Of Escrow, unless otherwise agreed in writing, Seller shall provide keys, passwords, codes and/or means to operate all locks, mailboxes, security systems, alarms, home automation systems and intranet and Internet-connected devices included in the purchase price, and garage door openers. If the Property is a condominium or located in a common interest subdivision, Buyer may be required to pay a deposit to the Homeowners' Association ("HOA") to obtain keys to accessible HOA facilities.

11. **STATUTORY AND OTHER DISCLOSURES (INCLUDING LEAD-BASED PAINT HAZARD DISCLOSURES) AND CANCELLATION RIGHTS:**

A. **LEAD-BASED PAINT HAZARD DISCLOSURES:**

(1) Seller shall, within the time specified in paragraph 19, deliver to Buyer, if required by Law, Federal Lead-Based Paint Disclosures and pamphlet ("Lead Disclosures"). If the Lead Disclosures are delivered to Buyer after the offer is Signed, Buyer shall have the right to cancel this Agreement within **3 Days** After Delivery in person, or **5 Days** After delivery by deposit in the mail, by giving written notice of cancellation to Seller or Seller's agent. (Lead Disclosures sent by mail must be sent certified mail or better.)

(2) Buyer shall, within the time specified in paragraph 19, return a Signed Copy of the Lead Disclosure to Seller.

B. **NATURAL AND ENVIRONMENTAL HAZARDS:** Within the time specified in paragraph 19, Seller shall, if required by Law: **(i)** deliver to Buyer earthquake guides (and questionnaire) and environmental hazards booklet; and **(ii)** even if exempt from the obligation to provide a NHD, disclose if the Property is located in a Special Flood Hazard Area; Potential Flooding (Inundation) Area; Very High Fire Hazard Zone; State Fire Responsibility Area; Earthquake Fault Zone; Seismic Hazard Zone; and **(iii)** disclose any other zone as required by Law and provide any other information required for those zones.

C. **WITHHOLDING TAXES:** Within the time specified in paragraph 19A, to avoid required withholding, Seller shall Deliver to Buyer or qualified substitute, an affidavit sufficient to comply with federal (FIRPTA) and California withholding Law (C.A.R. Form AS or QS).

D. **MEGAN'S LAW DATABASE DISCLOSURE:** Notice: Pursuant to Section 290.46 of the Penal Code, information about specified registered sex offenders is made available to the public via an Internet Web site maintained by the Department of Justice at **www.meganslaw.ca.gov.** Depending on an offender's criminal history, this information will include either the address at which the offender resides or the community of residence and ZIP Code in which he or she resides. (Neither Seller nor Brokers are required to check this website. If Buyer wants further information, Broker recommends that Buyer obtain information from this website during Buyer's inspection contingency period. Brokers do not have expertise in this area.)

E. **NOTICE REGARDING GAS AND HAZARDOUS LIQUID TRANSMISSION PIPELINES:** This notice is being provided simply to inform you that information about the general location of gas and hazardous liquid transmission pipelines is available to the public via the National Pipeline Mapping System (NPMS) Internet Web site maintained by the United States Department of Transportation at **http://www.npms.phmsa.dot.gov/.** To seek further information about possible transmission pipelines near the Property, you may contact your local gas utility or other pipeline operators in the area. Contact information for pipeline operators is searchable by ZIP Code and county on the NPMS Internet Web site.

F. **CONDOMINIUM/PLANNED DEVELOPMENT DISCLOSURES:**

(1) **SELLER HAS: 7 (or ___) Days** After Acceptance to disclose to Buyer whether the Property is a condominium, or is located in a planned development or other common interest subdivision (C.A.R. Form SPQ or ESD).

(2) If the Property is a condominium or is located in a planned development or other common interest subdivision, Seller has **3 (or ___) Days** After Acceptance to request from the HOA (C.A.R. Form HOA1): **(i)** Copies of any documents required by Law; **(ii)** disclosure of any pending or anticipated claim or litigation by or against the HOA; **(iii)** a statement containing the location and number of designated parking and storage spaces; **(iv)** Copies of the most recent 12 months of HOA minutes for regular and special meetings; and **(v)** the names and contact information of all HOAs governing the Property (collectively, "CI Disclosures"). Seller shall

Buyer's Initials (_YZ_)(_____)   Seller's Initials (_____)(_____)

RIPA REVISED 12/18 (PAGE 4 OF 12)

RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 4 OF 12)

Property Address: **2924 Mabel Street, Berkeley, CA 94702** Date: **10/23/2019**

itemize and Deliver to Buyer all CI Disclosures received from the HOA and any CI Disclosures in Seller's possession. Buyer's approval of CI Disclosures is a contingency of this Agreement as specified in paragraph 19B(3). The Party specified in paragraph 7, as directed by escrow, shall deposit funds into escrow or direct to HOA or management company to pay for any of the above.

G. WATER CONSERVING PLUMBING DEVICES: Section 1101.5 of the Civil Code, requires that by January 1, 2019, all multi-family residential and commercial real property be equipped with water-conserving plumbing devices. Seller shall disclose in writing whether the property includes any noncompliant plumbing fixtures. Seller may use C.A.R. Form SPQ or ESD. See C.A.R. form WCMD for further information

H. ELEVATED ELEMENTS: If the Property is part of a building with 3 or more dwelling units, Health and Safety Code Section 17973(m) requires that an inspection of any exterior elevated elements (such as, but not limited to, balconies, decks, stairways and walkways) be completed by January 1, 2025 and every 6 years thereafter. Seller shall, within the time specified in paragraph 19, provide to Buyer (1) a copy of the inspection and accompanying report and, if any corrective work is required, proof that corrective work has been completed in accordance with code and permit requirements, or (2) a statement (i) that no such inspection has been made, or (ii) if made, that no corrective work has been completed in accordance with the Health and Safety Code.

12. RESIDENTIAL 1-4 PROPERTIES:
   A. Seller shall, within the time specified in paragraph 19A, Deliver to Buyer: (i) if required by Law, a fully completed: Federal Lead-Based Paint Disclosures (C.A.R. Form FLD) and pamphlet ("Lead Disclosures"); and **(ii)** unless exempt, fully completed disclosures or notices required by sections 1102 et. seq. and 1103 et. seq. of the Civil Code ("Statutory Disclosures"). Statutory Disclosures include, but are not limited to, a Real Estate Transfer Disclosure Statement ("TDS"), Natural Hazard Disclosure Statement ("NHD"), notice or actual knowledge of release of illegal controlled substance, notice of special tax and/or assessments (or, if allowed, substantially equivalent notice regarding the Mello-Roos Community Facilities Act of 1982 and Improvement Bond Act of 1915) and, if Seller has actual knowledge, of industrial use and military ordnance location (C.A.R. Form SPQ or ESD).
   B. Any Statutory Disclosure required by this paragraph is considered fully completed if Seller has answered all questions and completed and signed the Seller section(s) and the Seller's Agent, if any, has completed and signed the Seller's Brokerage Firm section(s), or, if applicable, an Agent Visual Inspection Disclosure (C.A.R. Form AVID). Nothing stated herein relieves a Buyer's Brokerage Firm, if any, from the obligation to (i) conduct a reasonably competent and diligent visual inspection of the accessible areas of the Property and disclose, on Section IV of the TDS, or an AVID, material facts affecting the value or desirability of the Property that were or should have been revealed by such an inspection or (ii) complete any sections on all disclosures required to be completed by Buyer's Brokerage Firm.
   C. Note to Buyer and Seller: Waiver of Statutory and Lead Disclosures is prohibited by Law.
   D. Within the time specified in paragraph 19A, **(i)** Seller, unless exempt from the obligation to provide a TDS, shall, within the time specified in paragraph 19A, complete and provide Buyer with a Seller Property Questionnaire (C.A.R. Form SPQ) **(ii)** if Seller is not required to provide a TDS, Seller shall complete and provide Buyer with a Exempt Seller Disclosure (C.A.R. Form ESD).
   E. Buyer shall, within the time specified in paragraph 19B(1), return Signed Copies of the Statutory, Lead and other disclosures to Seller.
   F. In the event Seller or Seller's Brokerage Firm, prior to Close Of Escrow, becomes aware of adverse conditions materially affecting the Property, or any material inaccuracy in disclosures, information or representations previously provided to Buyer, Seller shall promptly provide a subsequent or amended disclosure or notice, in writing, covering those items. **However, a subsequent or amended disclosure shall not be required for conditions and material inaccuracies** of which Buyer is otherwise aware, or which are **disclosed in reports provided to or obtained by Buyer or ordered and paid for by Buyer.**
   G. If any disclosure or notice specified in paragraph 12A, or subsequent or amended disclosure or notice is Delivered to Buyer after the offer is Signed, Buyer shall have the right to cancel this Agreement within **3 Days** After Delivery in person, or **5 Days** After Delivery by deposit in the mail, or by an electronic record satisfying the Uniform Electronic Transactions Act (UETA), by giving written notice of cancellation to Seller or Seller's agent.

13. SELLER DOCUMENTATION AND ADDITIONAL DISCLOSURE: Within the time specified in paragraph 19, Seller shall disclose, make available or Deliver, as applicable, to Buyer the following information.
   A. RENTAL/SERVICE AGREEMENTS: Seller shall make available to Buyer for inspection and review: **(i)** all current leases, rental agreements, service contracts, and other agreements pertaining to the operation of the Property; **(ii)** a rental statement including names of tenants, rental rates, period of rental, date of last rent increase, security deposits, rental concessions, rebates or other benefits, if any, and a list of delinquent rents and their duration. Seller represents that no tenant is entitled to any rebate, concession, or other benefit, except as set forth in these documents. Seller represents that the documents to be furnished are those maintained in the ordinary and normal course of business.
   B. INCOME AND EXPENSE STATEMENTS: Seller shall make available to Buyer the books and records for the Property, including a statement of income and expense for the 12 months preceding Acceptance. Seller represents that the books and records are those maintained in the ordinary and normal course of business, and used by Seller in the computation of federal and state income tax returns.
   C. ☒ **TENANT ESTOPPEL CERTIFICATES:** (If checked) Seller shall Deliver to Buyer tenant estoppel certificates (C.A.R. Form TEC) completed by Seller or Seller's agent, and signed by tenants, acknowledging: **(i)** that tenants' rental or lease agreements are unmodified and in full force and effect (or if modified, stating all such modifications); **(ii)** that no lessor defaults exist; and **(iii)** stating the amount of any prepaid rent or security deposit.
   D. SURVEY, PLANS, AND ENGINEERING DOCUMENTS: Seller shall, at no cost to Buyer, Deliver to Buyer Copies of surveys, plans, specifications, and engineering documents, if any, prepared on Seller's behalf or in Seller's possession.
   E. PERMITS: If in Seller's possession, Seller shall Deliver to Buyer Copies of all permits and approvals concerning the Property, obtained from any governmental entity, including, but not limited to, certificates of occupancy, conditional use permits, development plans, and licenses and permits pertaining to the operation of the Property.
   F. STRUCTURAL MODIFICATIONS: Seller shall disclose to Buyer in writing any known structural additions or alterations to, or the installation, alteration, repair or replacement of, significant components of the structure(s) upon the Property.
   G. SELLER REPRESENTATION: Seller represents that Seller has no actual knowledge: **(i)** of any current pending lawsuit(s), investigation(s), inquiry(ies), action(s), or other proceeding(s) affecting the Property or the right to use and occupy it; **(ii)** of any unsatisfied mechanic's or materialman lien(s) affecting the Property; and **(iii)** that any tenant of the Property is the subject of a bankruptcy. If Seller receives any such notice prior to Close Of Escrow, Seller shall immediately notify Buyer.

DS

Buyer's Initials (_YE_)(_____)   Seller's Initials (_____)(_____)
RIPA REVISED 12/18 (PAGE 5 OF 12)



Property Address: **2924 Mabel Street, Berkeley, CA 94702**   Date: 10/23/2019

H. GOVERNMENTAL COMPLIANCE:

    (1) Seller shall disclose to Buyer any improvements, additions, alterations, or repairs to the Property made by Seller, or known to Seller to have been made, without required governmental permits, final inspections, and approvals.

    (2) Seller shall disclose to Buyer if Seller has actual knowledge of any notice of violations of Law filed or issued against the Property.

14. SUBSEQUENT DISCLOSURES: In the event Seller, prior to Close Of Escrow, becomes aware of adverse conditions materially affecting the Property, or any material inaccuracy in disclosures, information or representations previously provided to Buyer, Seller shall promptly Deliver a subsequent or amended disclosure or notice, in writing, covering those items. **However, a subsequent or amended disclosure shall not be required for conditions and material inaccuracies** of which Buyer is otherwise aware, or which are **disclosed in reports provided to or obtained by Buyer or ordered and paid for by Buyer.**

15. CHANGES DURING ESCROW:

    A. Prior to Close Of Escrow, Seller may engage in the following acts ("Proposed Changes"), subject to Buyer's rights in paragraph 15B: **(i)** rent or lease any vacant unit or other part of the premises; **(ii)** alter, modify or extend any existing rental or lease agreement; **(iii)** enter into, alter, modify or extend any service contract(s); or **(iv)** change the status of the condition of the Property.

    B. (1) At least **7 (or ____) Days** Prior to any Proposed Changes, Seller shall Deliver written notice to Buyer of such Proposed Changes.

        (2) Within 5 (or ___) Days After receipt of such notice, Buyer, in writing, may give Seller notice of Buyer's objection to the Proposed Changes in which case Seller shall not make the Proposed Changes.

16. CONDITION OF PROPERTY: Unless otherwise agreed in writing: **(i)** the Property is sold (a) "AS-IS" in its PRESENT physical condition as of the date of Acceptance and (b) subject to Buyer's Investigation rights; **(ii)** the Property, including pool, spa, landscaping and grounds, is to be maintained in substantially the same condition as on the date of Acceptance; and **(iii)** all debris and personal property not included in the sale shall be removed by Close Of Escrow.

    A. Seller shall, within the time specified in paragraph 19A; (i) DISCLOSE KNOWN MATERIAL FACTS AND DEFECTS affecting the Property, including known insurance claims within the past five years, (ii) disclose the number of units on the Property which have been legally approved, if known by Seller and (iii) make any and all other disclosures required by Law.

    B. Buyer has the right to conduct Buyer Investigations of the property and, as specified in paragraph 19B, based upon information discovered in those investigations: (i) cancel this Agreement; or (ii) request that Seller make Repairs or take other action.

    C. Buyer is strongly advised to conduct investigations of the entire Property in order to determine its present condition. Seller may not be aware of all defects affecting the Property or other factors that Buyer considers important. Property improvements may not be built according to code, in compliance with current Law, or have had permits issued.

17. BUYER'S INVESTIGATION OF PROPERTY AND MATTERS AFFECTING PROPERTY:

    A. Buyer's acceptance of the condition of, and any other matter affecting the Property, is a contingency of this Agreement as specified in this paragraph and paragraph 19B. Within the time specified in paragraph 19B(1), Buyer shall have the right, at Buyer's expense unless otherwise agreed, to conduct inspections, investigations, tests, surveys and other studies ("Buyer Investigations"), including, but not limited to, the right to: **(i)** inspect for lead-based paint and other lead-based paint hazards; **(ii)** inspect for wood destroying pests and organisms. Any inspection for wood destroying pests and organisms shall be prepared by a registered Structural Pest Control company; shall cover the main building and attached structures; may cover detached structures; shall NOT include water tests of shower pans on upper level units unless the owners of property below the shower consent; shall NOT include roof coverings; and, if the Property is a unit in a condominium or other common interest subdivision, the inspection shall include only the separate interest and any exclusive-use areas being transferred, and shall NOT include common areas; and shall include a report ("Pest Control Report") showing the findings of the company which shall be separated into sections for evident infestation or infections (Section 1) and for conditions likely to lead to infestation or infection (Section 2); **(iii)** review the registered sex offender database; **(iv)** confirm the insurability of Buyer and the Property including the availability and cost of flood and fire insurance; **(v)** review and seek approval of leases that may need to be assumed by Buyer; and **(vi)** satisfy Buyer as to any matter specified in the attached Buyer's Inspection Advisory (C.A.R. Form BIA). Without Seller's prior written consent, Buyer shall neither make nor cause to be made: **(i)** invasive or destructive Buyer Investigations except for minimally invasive testing required to prepare a Pest Control Report; or **(ii)** inspections by any governmental building or zoning inspector or government employee, unless required by Law.

    B. Seller shall make the Property available for all Buyer Investigations. Buyer shall **(i)** as specified in paragraph 19B, complete Buyer Investigations and either remove the contingency or cancel this Agreement, and **(ii)** give Seller, at no cost, complete Copies of all such Investigation reports obtained by Buyer, which obligation shall survive the termination of this Agreement.

    C. Seller shall have water, gas, electricity and all operable pilot lights on for Buyer's Investigations and through the date possession is made available to Buyer.

    D. Buyer indemnity and seller protection for entry upon property: Buyer shall: **(i)** keep the Property free and clear of liens; **(ii)** repair all damage arising from Buyer Investigations; and **(iii)** indemnify and hold Seller harmless from all resulting liability, claims, demands, damages and costs. Buyer shall carry, or Buyer shall require anyone acting on Buyer's behalf to carry, policies of liability, workers' compensation and other applicable insurance, defending and protecting Seller from liability for any injuries to persons or property occurring during any Buyer Investigations or work done on the Property at Buyer's direction prior to Close Of Escrow. Seller is advised that certain protections may be afforded Seller by recording a "Notice of Non-Responsibility" (C.A.R. Form NNR) for Buyer Investigations and work done on the Property at Buyer's direction. Buyer's obligations under this paragraph shall survive the termination of this Agreement.

18. TITLE AND VESTING:

    A. Within the time specified in paragraph 19, Buyer shall be provided a current preliminary title report ("Preliminary Report"). The Preliminary Report is only an offer by the title insurer to issue a policy of title insurance and may not contain every item affecting title. Buyer's review of the Preliminary Report and any other matters which may affect title are a contingency of this Agreement as specified in paragraph 19B. The company providing the Preliminary Report shall, prior to issuing a Preliminary Report, conduct a search of the General Index for all Sellers except banks or other institutional lenders selling properties they acquired through foreclosure (REOs), corporations, and government entities. Seller shall within 7 Days After Acceptance, give Escrow Holder a completed Statement of Information.

    B. Title is taken in its present condition subject to all encumbrances, easements, covenants, conditions, restrictions, rights and other matters, whether of record or not, as of the date of Acceptance except for: **(i)** monetary liens of record (which Seller is obligated to pay off) unless Buyer is assuming those obligations or taking the Property subject to those obligations; and **(ii)** those matters which Seller has agreed to remove in writing.

Buyer's Initials (*DS* **UZ**)(_____)   Seller's Initials (_____)(_____)



RIPA REVISED 12/18 (PAGE 6 OF 12)

RESIDENTIAL INCOME PROPERTY PURCHASE AGREEMENT (RIPA PAGE 6 OF 12)

Property Address: __2924 Mabel Street, Berkeley, CA 94702_____ Date: ___10/23/2019_____

   C. Within the time specified in paragraph 19A, Seller has a duty to disclose to Buyer all matters known to Seller affecting title, whether of record or not.

   D. At Close Of Escrow, Buyer shall receive a grant deed conveying title (or, for stock cooperative or long-term lease, an assignment of stock certificate or of Seller's leasehold interest), including oil, mineral and water rights if currently owned by Seller. Title shall vest as designated in Buyer's supplemental escrow instructions. THE MANNER OF TAKING TITLE MAY HAVE SIGNIFICANT LEGAL AND TAX CONSEQUENCES. CONSULT AN APPROPRIATE PROFESSIONAL.

   E. Buyer shall receive a Standard Coverage Owner's CLTA policy of title insurance. An ALTA policy or the addition of endorsements may provide greater coverage for Buyer. A title company, at Buyer's request, can provide information about the availability, desirability, coverage, and cost of various title insurance coverages and endorsements. If Buyer desires title coverage other than that required by this paragraph, Buyer shall instruct Escrow Holder in writing and shall pay any increase in cost.

19. TIME PERIODS; REMOVAL OF CONTINGENCIES; CANCELLATION RIGHTS: The following time periods may only be extended, altered, modified or changed by mutual written agreement. Any removal of contingencies or cancellation under this paragraph by either Buyer or Seller must be exercised in good faith and in writing (C.A.R. Form CR or CC).

   A. SELLER HAS: 7 (or _3_) Days After Acceptance to Deliver to Buyer all Reports, disclosures and information for which Seller is responsible under paragraphs 5A, 6, 7, 8B(4), 11A, B, C, F, and G, 12A and D, 13, 16A, and 18A. Buyer after first Delivering to Seller a Notice to Seller to Perform (C.A.R. Form NSP) may cancel this Agreement if Seller has not Delivered the items within the time specified.

   B. (1) BUYER HAS: 17 (or _5_) Days After Acceptance, unless otherwise agreed in writing, to:
      (i) complete all Buyer Investigations; review all disclosures, reports, lease documents to be assumed by Buyer pursuant to paragraph 8B(4) and other applicable information, which Buyer receives from Seller; and approve all matters affecting the Property; and **(ii)** Deliver to Seller Signed Copies of Statutory and Lead Disclosures and other disclosures Delivered by Seller in accordance with paragraph 12A.
      (2) Within the time specified in paragraph 19B(1), Buyer may request that Seller make repairs or take any other action regarding the Property (C.A.R. Form RR). Seller has no obligation to agree to or respond to (C.A.R. Form RRRR) Buyer's requests.
      (3) By the end of the time specified in paragraph 19B(1) (or as otherwise specified in this Agreement), Buyer shall Deliver to Seller a removal of the applicable contingency or cancellation (C.A.R. Form CR or CC) of this Agreement. However, if any report, disclosure or information for which Seller is responsible is not Delivered within the time specified in paragraph 19A, then Buyer has **5 (or ___) Days** After Delivery of any such items, or the time specified in paragraph 19B(1), whichever is later, to Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement.
      (4) Continuation of Contingency: Even after the end of the time specified in paragraph 19B(1) and before Seller cancels, if at all, pursuant to paragraph 19C, Buyer retains the right, in writing, to either (i) remove remaining contingencies, or (ii) cancel this Agreement based on a remaining contingency. Once Buyer's written removal of all contingencies is Delivered to Seller, Seller may not cancel this Agreement pursuant to paragraph 19C(1).

   C. SELLER RIGHT TO CANCEL:
      (1) Seller right to Cancel; Buyer Contingencies: If, by the time specified in this Agreement, Buyer does not Deliver to Seller a removal of the applicable contingency or cancellation of this Agreement, then Seller, after first Delivering to Buyer a Notice to Buyer to Perform (C.A.R. Form NBP), may cancel this Agreement. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.
      (2) Seller right to Cancel; Buyer Contract Obligations: Seller, after first delivering to the Buyer a NBP, may cancel this Agreement if, by the time specified in this Agreement, Buyer does not take the following action(s): **(i)** Deposit funds as required by paragraph 3A or 3B or if the funds deposited pursuant to paragraph 3A or 3B are not good when deposited; **(ii)** Deliver a notice of FHA or VA costs or terms as required by paragraph 3D(3) (C.A.R. Form FVA); **(iii)** Deliver a letter as required by paragraph 3J(1); **(iv)** Deliver verification as required by paragraph 3C or 3H or if Seller reasonably disapproves of the verification provided by paragraph 3C or 3H; **(v)** In writing assume or accept leases or liens specified in 8B4; **(vi)** Return Statutory and Lead Disclosures as required by paragraph 11A(2) and 12E; or **(vii)** Sign or initial a separate liquidated damages form for an increased deposit as required by paragraphs 3B and 30B; or **(viii)** Provide evidence of authority to sign in a representative capacity as specified in paragraph 28. In such event, Seller shall authorize the return of Buyer's deposit, except for fees incurred by Buyer.

   D. NOTICE TO BUYER OR SELLER TO PERFORM: The NBP or NSP shall: **(i)** be in writing; **(ii)** be signed by the applicable Buyer or Seller; and **(iii)** give the other Party at least **2 (or ___) Days** After Delivery (or until the time specified in the applicable paragraph, whichever occurs last) to take the applicable action. A NBP or NSP may not be Delivered any earlier than **2 Days** Prior to the expiration of the applicable time for the other Party to remove a contingency or cancel this Agreement or meet an obligation specified in paragraph 19.

   E. EFFECT OF BUYER'S REMOVAL OF CONTINGENCIES: If Buyer removes, in writing, any contingency or cancellation rights, unless otherwise specified in writing, Buyer shall conclusively be deemed to have: **(i)** completed all Buyer Investigations, and review of reports and other applicable information and disclosures pertaining to that contingency or cancellation right; **(ii)** elected to proceed with the transaction; and **(iii)** assumed all liability, responsibility and expense for Repairs or corrections pertaining to that contingency or cancellation right, or for the inability to obtain financing.

   F. CLOSE OF ESCROW: Before Buyer or Seller may cancel this Agreement for failure of the other Party to close escrow pursuant to this Agreement, Buyer or Seller must first Deliver to the other Party a demand to close escrow (C.A.R. Form DCE). The DCE shall: **(i)** be signed by the applicable Buyer or Seller; and **(ii)** give the other Party at least **3 (or _____) Days** After Delivery to close escrow. A DCE may not be Delivered any earlier than **3 Days** Prior to the scheduled close of escrow.

   G. EFFECT OF CANCELLATION ON DEPOSITS: If Buyer or Seller gives written notice of cancellation pursuant to rights duly exercised under the terms of this Agreement, the Parties agree to Sign mutual instructions to cancel the sale and escrow and release deposits, if any, to the party entitled to the funds, less fees and costs incurred by that party. Fees and costs may be payable to service providers and vendors for services and products provided during escrow. Except as specified below, **release of funds will require mutual Signed release instructions from the Parties, judicial decision or arbitration award.** If either Party fails to execute mutual instructions to cancel escrow, one Party may make a written demand to Escrow Holder for the deposit (C.A.R. Form BDRD or SDRD). Escrow Holder, upon receipt, shall promptly deliver notice of the demand to the other Party. If, within 10 Days After Escrow Holder's

Buyer's Initials (_UE_)(_____)   Seller's Initials (_____)(_____)

Property Address: **2924 Mabel Street, Berkeley, CA 94702**   Date: 10/23/2019

notice, the other Party does not object to the demand, Escrow Holder shall disburse the deposit to the Party making the demand. If Escrow Holder complies with the preceding process, each Party shall be deemed to have released Escrow Holder from any and all claims or liability related to the disbursal of the deposit. Escrow Holder, at its discretion, may nonetheless require mutual cancellation instructions. **A Party may be subject to a civil penalty of up to $1,000 for refusal to sign cancellation instructions if no good faith dispute exists as to who is entitled to the deposited funds (Civil Code §1057.3).**

20. **REPAIRS:** Repairs shall be completed prior to final verification of condition unless otherwise agreed in writing. Repairs to be performed at Seller's expense may be performed by Seller or through others, provided that the work complies with applicable Law, including governmental permit, inspection and approval requirements. Repairs shall be performed in a good, skillful manner with materials of quality and appearance comparable to existing materials. It is understood that exact restoration of appearance or cosmetic items following all Repairs may not be possible. Seller shall: **(i)** obtain invoices and paid receipts for Repairs performed by others; **(ii)** prepare a written statement indicating the Repairs performed by Seller and the date of such Repairs; and **(iii)** provide Copies of invoices and paid receipts and statements to Buyer prior to final verification of condition.

21. **ENVIRONMENTAL HAZARD CONSULTATION:** Buyer and Seller acknowledge: **(i)** Federal, state, and local legislation impose liability upon existing and former owners and users of real property, in applicable situations, for certain legislatively defined, environmentally hazardous substances; **(ii)** Broker(s) has/have made no representation concerning the applicability of any such Law to this transaction or to Buyer or to Seller, except as otherwise indicated in this Agreement; **(iii)** Broker(s) has/have made no representation concerning the existence, testing, discovery, location and evaluation of/for, and risks posed by, environmentally hazardous substances, if any, located on or potentially affecting the Property; and **(iv)** Buyer and Seller are each advised to consult with technical and legal experts concerning the existence, testing, discovery, location and evaluation of/for, and risks posed by, environmentally hazardous substances, if any, located on or potentially affecting the Property.

22. **AMERICANS WITH DISABILITIES ACT:** The Americans With Disabilities Act ("ADA") prohibits discrimination against individuals with disabilities. The ADA affects almost all commercial facilities and public accommodations. Residential properties are not typically covered by the ADA, but may be governed by its provisions if used for certain purposes. The ADA can require, among other things, that buildings be made readily accessible to the disabled. Different requirements apply to new construction, alterations to existing buildings, and removal of barriers in existing buildings. Compliance with the ADA may require significant costs. Monetary and injunctive remedies may be incurred if the Property is not in compliance. A real estate broker does not have the technical expertise to determine whether a building is in compliance with ADA requirements, or to advise a principal on those requirements. Buyer and Seller are advised to contact an attorney, contractor, architect, engineer or other qualified professional of Buyer or Seller's own choosing to determine to what degree, if any, the ADA impacts that principal or this transaction.

23. **FINAL VERIFICATION OF CONDITION:** Buyer shall have the right to make a final verification of the Property within **5 (or ___) Days** Prior to Close Of Escrow, NOT AS A CONTINGENCY OF THE SALE, but solely to confirm: **(i)** the Property is maintained pursuant to paragraph 16; **(ii)** Repairs have been completed as agreed; and **(iii)** Seller has complied with Seller's other obligations under this Agreement (C.A.R. Form VP).

24. **PRORATIONS OF PROPERTY TAXES AND OTHER ITEMS:** Unless otherwise agreed in writing, the following items shall be PAID CURRENT and prorated between Buyer and Seller as of Close Of Escrow: real property taxes and assessments, interest, rents, HOA regular, special, and emergency dues and assessments imposed prior to Close Of Escrow, premiums on insurance assumed by Buyer, payments on bonds and assessments assumed by Buyer, and payments on Mello-Roos and other Special Assessment District bonds and assessments that are now a lien. The following items shall be assumed by Buyer WITHOUT CREDIT toward the purchase price: prorated payments on Mello-Roos and other Special Assessment District bonds and assessments and HOA special assessments that are now a lien but not yet due. Property will be reassessed upon change of ownership. Any supplemental tax bills shall be paid as follows: **(i)** for periods after Close Of Escrow, by Buyer; and **(ii)** for periods prior to Close Of Escrow, by Seller (see C.A.R. Form SPT or SBSA for further information). TAX BILLS ISSUED AFTER CLOSE OF ESCROW SHALL BE HANDLED DIRECTLY BETWEEN BUYER AND SELLER. Prorations shall be made based on a 30-day month.

25. **SUCCESSORS AND ASSIGNS:** This Agreement shall be binding upon, and inure to the benefit of, Buyer and Seller and their respective successors and assigns, except as otherwise provided herein.

26. **COPIES:** Seller and Buyer each represent that Copies of all reports, documents, certificates, approvals and other documents that are furnished to the other are true, correct and unaltered Copies of the original documents, if the originals are in the possession of the furnishing party.

27. **BROKERS:**
   A. **COMPENSATION:** Seller or Buyer, or both, as applicable, agrees to pay compensation to Broker as specified in a separate written agreement between Broker and that Seller or Buyer. Compensation is payable upon Close Of Escrow, or if escrow does not close, as otherwise specified in the agreement between Broker and that Seller or Buyer.
   B. **SCOPE OF DUTY:** Buyer and Seller acknowledge and agree that Broker: **(i)** Does not decide what price Buyer should pay or Seller should accept; **(ii)** Does not guarantee the condition of the Property; **(iii)** Does not guarantee the performance, adequacy or completeness of inspections, services, products or repairs provided or made by Seller or others; **(iv)** Does not have an obligation to conduct an inspection of common areas or areas off the site of the Property; **(v)** Shall not be responsible for identifying defects on the Property, in common areas, or offsite unless such defects are visually observable by an inspection of reasonably accessible areas of the Property or are known to Broker; **(vi)** Shall not be responsible for inspecting public records or permits concerning the title or use of Property; **(vii)** Shall not be responsible for identifying the location of boundary lines or other items affecting title; **(viii)** Shall not be responsible for verifying square footage, representations of others or information contained in Investigation reports, Multiple Listing Service, advertisements, flyers or other promotional material; **(ix)** Shall not be responsible for determining the fair market value of the Property or any personal property included in the sale; **(x)** Shall not be responsible for providing legal or tax advice regarding any aspect of a transaction entered into by Buyer or Seller; and **(xi)** Shall not be responsible for providing other advice or information that exceeds the knowledge, education and experience required to perform real estate licensed activity. Buyer and Seller agree to seek legal, tax, insurance, title and other desired assistance from appropriate professionals.
   C. **BROKERAGE:** Neither Buyer nor Seller has utilized the services of, or for any other reason owes compensation to, a licensed real estate broker (individual or corporate), agent, finder, or other entity, other than as specified in this Agreement, in connection with any act relating to the Property, including, but not limited to, inquiries, introductions, consultations and negotiations leading to this Agreement. Buyer and Seller each agree to indemnify and hold the other, the Brokers specified herein and their agents, harmless from and against

Buyer's Initials (_UE_)(_____)   Seller's Initials (_____)(_____)

Property Address: 2924 Mabel Street, Berkeley, CA 94702 Date: 10/23/2019

any costs, expenses or liability for compensation claimed inconsistent with the warranty and representation in this paragraph.

28. REPRESENTATIVE CAPACITY: If one or more Parties is signing the Agreement in a representative capacity and not for him/herself as an individual then that Party shall so indicate in paragraph 40 or 41 and attach a Representative Capacity Signature Disclosure (C.A.R. Form RCSD). Wherever the signature or initials of the representative identified in the RCSD appear on the Agreement or any related documents, it shall be deemed to be in a representative capacity for the entity described and not in an individual capacity, unless otherwise indicated. The Party acting in a representative capacity (i) represents that the entity for which that party is acting already exists and (ii) shall Deliver to the other Party and Escrow Holder, within 3 Days After Acceptance, evidence of authority to act in that capacity (such as but not limited to: applicable portion of the trust or Certification Of Trust (Probate Code § 18100.5), letters testamentary, court order, power of attorney, corporate resolution, or formation documents of the business entity).

29. JOINT ESCROW INSTRUCTIONS TO ESCROW HOLDER:

A. **The following paragraphs, or applicable portions thereof, of this Agreement constitute the joint escrow instructions of Buyer and Seller to Escrow Holder,** which Escrow Holder is to use along with any related counter offers and addenda, and any additional mutual instructions to close the escrow: paragraphs 1, 3, 4B, 5A, 6, 7, 9, 11C, 18, 19G, 24, 27A, 28, 29, 35, 38, 39, 40, 41 and paragraph D of the section titled Real Estate Brokers on page 11. If a Copy of the separate compensation agreement(s) provided for in paragraph 27A, or paragraph D of the section titled Real Estate Brokers on page 11 is deposited with Escrow Holder by Broker, Escrow Holder shall accept such agreement(s) and pay out from Buyer's or Seller's funds, or both, as applicable, the Broker's compensation provided for in such agreement(s). The terms and conditions of this Agreement not set forth in the specified paragraphs are additional matters for the information of Escrow Holder, but about which Escrow Holder need not be concerned. Buyer and Seller will receive Escrow Holder's general provisions, if any, directly from Escrow Holder and will execute such provisions within the time specified in paragraph 7C(1)(c). To the extent the general provisions are inconsistent or conflict with this Agreement, the general provisions will control as to the duties and obligations of Escrow Holder only. Buyer and Seller will execute additional instructions, documents and forms provided by Escrow Holder that are reasonably necessary to close the escrow and, as directed by Escrow Holder, shall pay to Escrow Holder or HOA or HOA management company or others any fee required by paragraphs 7, 11 or elsewhere in the Agreement.

B. A Copy of this Agreement including any counter offer(s) and addenda shall be delivered to Escrow Holder within **3 Days** After Acceptance (or ______________________). Buyer and Seller authorize Escrow Holder to accept and rely on Copies and Signatures as defined in this Agreement as originals, to open escrow and for other purposes of escrow. The validity of this Agreement as between Buyer and Seller is not affected by whether or when Escrow Holder Signs this Agreement. Escrow Holder shall provide Seller's Statement of Information to Title company when received from Seller. If Seller delivers an affidavit to Escrow Holder to satisfy Seller's FIRPTA obligation under paragraph 11C, Escrow Holder shall deliver to Buyer a Qualified Substitute statement that complies with federal Law.

C. Brokers are a party to the escrow for the sole purpose of compensation pursuant to paragraph 27A and paragraph D of the section titled Real Estate Brokers on page 11. Buyer and Seller irrevocably assign to Brokers compensation specified in paragraph 27A, and irrevocably instruct Escrow Holder to disburse those funds to Brokers at Close Of Escrow or pursuant to any other mutually executed cancellation agreement. Compensation instructions can be amended or revoked only with the written consent of Brokers. Buyer and Seller shall release and hold harmless Escrow Holder from any liability resulting from Escrow Holder's payment to Broker(s) of compensation pursuant to this Agreement.

D. Upon receipt, Escrow Holder shall provide Seller and Seller's Broker verification of Buyer's deposit of funds pursuant to paragraph 3A and 3B. Once Escrow Holder becomes aware of any of the following, Escrow Holder shall immediately notify all Brokers: **(i)** if Buyer's initial or any additional deposit or down payment is not made pursuant to this Agreement, or is not good at time of deposit with Escrow Holder; or **(ii)** if Buyer and Seller instruct Escrow Holder to cancel escrow.

E. A Copy of any amendment that affects any paragraph of this Agreement for which Escrow Holder is responsible shall be delivered to Escrow Holder within **3 Days** After mutual execution of the amendment.

30. REMEDIES FOR BUYER'S BREACH OF CONTRACT:

A. Any clause added by the Parties specifying a remedy (such as release or forfeiture of deposit or making a deposit non-refundable) for failure of Buyer to complete the purchase in violation of this Agreement shall be deemed invalid unless the clause independently satisfies the statutory liquidated damages requirements set forth in the Civil Code.

B. LIQUIDATED DAMAGES: If Buyer fails to complete this purchase because of Buyer's default, Seller shall retain, as liquidated damages, the deposit actually paid. If the Property is a dwelling with no more than four units, one of which Buyer intends to occupy, then the amount retained shall be no more than 3% of the purchase price. Any excess shall be returned to Buyer. Except as provided in paragraph 19G, release of funds will require mutual, Signed release instructions from both Buyer and Seller, judicial decision or arbitration award. AT TIME OF ANY INCREASED DEPOSIT BUYER AND SELLER SHALL SIGN A SEPARATE LIQUIDATED DAMAGES PROVISION INCORPORATING THE INCREASED DEPOSIT AS LIQUIDATED DAMAGES (C.A.R. FORM RID).

Buyer's Initials DS YZ / _______ Seller's Initials _______ / _______

31. DISPUTE RESOLUTION:

A. **MEDIATION:** The Parties agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration or court action through the C.A.R. Consumer Mediation Center (**www.consumermediation.org**) or through any other mediation provider or service mutually agreed to by the Parties. The Parties **also agree to mediate any disputes or claims with Broker(s), who, in writing, agree to such mediation prior to, or within a reasonable time after, the dispute or claim is presented to the Broker.** Mediation fees, if any, shall be divided equally among the Parties involved. If, for any dispute or claim to which this paragraph applies, any Party (i) commences an action without first attempting to resolve the matter through mediation, or (ii) before commencement of an action, refuses to mediate after a request has been made, then that Party shall not be entitled to recover attorney fees, even if they would otherwise be available to that Party in any such action. THIS MEDIATION PROVISION APPLIES WHETHER OR NOT THE ARBITRATION PROVISION IS INITIALED. **Exclusions from this mediation agreement are specified in paragraph 31C.**

Buyer's Initials (DS YZ)(________) Seller's Initials (________)(________)
RIPA REVISED 12/18 (PAGE 9 OF 12)

Property Address: **2924 Mabel Street, Berkeley, CA 94702**   Date: 10/23/2019

B. ARBITRATION OF DISPUTES:

The Parties agree that any dispute or claim in Law or equity arising between them out of this Agreement or any resulting transaction, which is not settled through mediation, shall be decided by neutral, binding arbitration. The Parties also agree to arbitrate any disputes or claims with Broker(s), who, in writing, agree to such arbitration prior to, or within a reasonable time after, the dispute or claim is presented to the Broker. The arbitrator shall be a retired judge or justice, or an attorney with at least 5 years of transactional real estate Law experience, unless the parties mutually agree to a different arbitrator. The Parties shall have the right to discovery in accordance with Code of Civil Procedure §1283.05. In all other respects, the arbitration shall be conducted in accordance with Title 9 of Part 3 of the Code of Civil Procedure. Judgment upon the award of the arbitrator(s) may be entered into any court having jurisdiction. Enforcement of this agreement to arbitrate shall be governed by the Federal Arbitration Act. Exclusions from this arbitration agreement are specified in paragraph 31C.

"NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY."

"WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION TO NEUTRAL ARBITRATION."

Buyer's Initials _DS_ _UZ_ / _____   Seller's Initials _____ / _____

C. ADDITIONAL MEDIATION AND ARBITRATION TERMS:

(1) **EXCLUSIONS:** The following matters are excluded from mediation and arbitration: (i) a judicial or non-judicial foreclosure or other action or proceeding to enforce a deed of trust, mortgage or installment land sale contract as defined in Civil Code §2985; (ii) an unlawful detainer action; and (iii) any matter that is within the jurisdiction of a probate, small claims or bankruptcy court.

(2) **PRESERVATION OF ACTIONS:** The following shall not constitute a waiver nor violation of the mediation and arbitration provisions: (i) the filing of a court action to preserve a statute of limitations; (ii) the filing of a court action to enable the recording of a notice of pending action, for order of attachment, receivership, injunction, or other provisional remedies; or (iii) the filing of a mechanic's lien.

(3) **BROKERS:** Brokers shall not be obligated nor compelled to mediate or arbitrate unless they agree to do so in writing. Any Broker(s) participating in mediation or arbitration shall not be deemed a party to the Agreement.

32. SELECTION OF SERVICE PROVIDERS: Brokers do not guarantee the performance of any vendors, service or product providers ("Providers"), whether referred by Broker or selected by Buyer, Seller or other person. Buyer and Seller may select ANY Providers of their own choosing.

33. MULTIPLE LISTING SERVICE ("MLS"): Brokers are authorized to report to the MLS a pending sale and, upon Close Of Escrow, the sales price and other terms of this transaction shall be provided to the MLS to be published and disseminated to persons and entities authorized to use the information on terms approved by the MLS.

34. ATTORNEY FEES: In any action, proceeding, or arbitration between Buyer and Seller arising out of this Agreement, the prevailing Buyer or Seller shall be entitled to reasonable attorneys fees and costs from the non-prevailing Buyer or Seller, except as provided in paragraph 31A.

35. ASSIGNMENT: Buyer shall not assign all or any part of Buyer's interest in this Agreement without first having obtained the written consent of Seller. Such consent shall not be unreasonably withheld unless otherwise agreed in writing. Any total or partial assignment shall not relieve Buyer of Buyer's obligations pursuant to this Agreement unless otherwise agreed in wiring by Seller (C.A.R. Form AOAA).

36. EQUAL HOUSING OPPORTUNITY: The Property is sold in compliance with federal, state and local anti-discrimination Laws.

37. TERMS AND CONDITIONS OF OFFER:

This is an offer to purchase the Property on the above terms and conditions. The liquidated damages paragraph or the arbitration of disputes paragraph is incorporated in this Agreement if initialed by all Parties or if incorporated by mutual agreement in a counter offer or addendum. If at least one but not all Parties initial, a counter offer is required until agreement is reached. Seller has the right to continue to offer the Property for sale and to accept any other offer at any time prior to notification of Acceptance. Buyer has read and acknowledges receipt of a Copy of the offer and agrees to the confirmation of agency relationships. If this offer is accepted and Buyer subsequently defaults, Buyer may be responsible for payment of Brokers' compensation. This Agreement and any supplement, addendum or modification, including any Copy, may be Signed in two or more counterparts, all of which shall constitute one and the same writing.

38. TIME OF ESSENCE; ENTIRE CONTRACT; CHANGES: Time is of the essence. All understandings between the Parties are incorporated in this Agreement. Its terms are intended by the Parties as a final, complete and exclusive expression of their Agreement with respect to its subject matter, and may not be contradicted by evidence of any prior agreement or contemporaneous oral agreement. If any provision of this Agreement is held to be ineffective or invalid, the remaining provisions will nevertheless be given full force and effect. Except as otherwise specified, this Agreement shall be interpreted and disputes shall be resolved in accordance wth the Laws of the State of California. **Neither this Agreement nor any provision in it may be extended, amended, modified, altered or changed, except in writing Signed by Buyer and Seller.**

39. DEFINITIONS: As used in this Agreement:

A. "Acceptance" means the time the offer or final counter offer is accepted in writing by a Party and is delivered to and personally received by the other Party or that Party's authorized agent in accordance with the terms of this offer or a final counter offer.

Buyer's Initials (_UZ_)(_____)   Seller's Initials (_____)(_____)

Property Address: 2924 Mabel Street, Berkeley, CA 94702 Date: 10/23/2019

B. **"Agreement"** means this document and any counter offers and any incorporated addenda, collectively forming the binding agreement between the Parties. Addenda are incorporated only when Signed by all Parties.
C. **"C.A.R. Form"** means the most current version of the specific form referenced or another comparable form agreed to by the parties.
D. **"Close Of Escrow" or "COE"** means the date the grant deed, or other evidence of transfer of title, is recorded.
E. **"Copy"** means copy by any means including photocopy, NCR, facsimile and electronic.
F. **"Days"** means calendar days. However, after Acceptance, the last **Day** for performance of any act required by this Agreement (including Close Of Escrow) shall not include any Saturday, Sunday, or legal holiday and shall instead be the next Day.
G. **"Days After"** means the specified number of calendar days after the occurrence of the event specified, not counting the calendar date on which the specified event occurs, and ending at 11:59 PM on the final day.
H. **"Days Prior"** means the specified number of calendar days before the occurrence of the event specified, not counting the calendar date on which the specified event is scheduled to occur.
I. **"Deliver", "Delivered" or "Delivery"**, unless otherwise specified in writing, means and shall be effective upon: personal receipt by Buyer or Seller or the individual Real Estate Licensee for that principal as specified in the section titled Real Estate Brokers on page11, regardless of the method used (i.e., messenger, mail, email, fax, other).
J. **"Electronic Copy" or "Electronic Signature"** means, as applicable, an electronic copy or signature complying with California Law. Buyer and Seller agree that electronic means will not be used by either Party to modify or alter the content or integrity of this Agreement without the knowledge and consent of the other Party.
K. **"Law"** means any law, code, statute, ordinance, regulation, rule or order, which is adopted by a controlling city, county, state or federal legislative, judicial or executive body or agency.
L. **"Repairs"** means any repairs (including pest control), alterations, replacements, modifications or retrofitting of the Property provided for under this Agreement.
M. **"Signed"** means either a handwritten or electronic signature on an original document, Copy or any counterpart.

40. EXPIRATION OF OFFER: This offer shall be deemed revoked and the deposit, if any, shall be returned to Buyer unless the offer is Signed by Seller and a Copy of the Signed offer is personally received by Buyer, or by ______________________________, who is authorized to receive it, by 5:00 PM on the third Day after this offer is signed by Buyer (or by _______ ☐ AM/ ☐ PM, on ______________________ (date)).

☒ One or more Buyers is signing the Agreement in a representative capacity and not for him/herself as an individual. See attached Representative Capacity Signature Disclosure (C.A.R. Form RCSD-B) for additional terms.

Date 10/23/2019 BUYER ARK7 Properties LLC DocuSigned by: Yizhen Zhao A0FC743CFDA04F8...
(Print name) Yizhen Zhao
Date __________ BUYER ______________________________
(Print name) ______________________________

☐ Additional Signature Addendum attached (C.A.R. Form ASA).

41. ACCEPTANCE OF OFFER: Seller warrants that Seller is the owner of the Property, or has the authority to execute this Agreement. Seller accepts the above offer and agrees to sell the Property on the above terms and conditions, and agrees to the above confirmation of agency relationships. Seller has read and acknowledges receipt of a Copy of this Agreement, and authorizes Broker to Deliver a Signed Copy to Buyer.

☐ (If checked) SELLER'S ACCEPTANCE IS **SUBJECT TO ATTACHED COUNTER OFFER (C.A.R. Form SCO or SMCO) DATED:** ______________________.

☒ One or more Sellers is signing the Agreement in a representative capacity and not for him/herself as an individual. See attached Representative Capacity Signature Disclosure (C.A.R. Form RCSD-S) for additional terms.

Date __________ SELLER Susan S. Ruggiero Revocable Trust
(Print name) Susan S. Ruggiero, Trustee
Date __________ SELLER ______________________________
(Print name) ______________________________

☐ Additional Signature Addendum attached (C.A.R. Form ASA).

(_____ / _____) (Initials) **(Do not initial if making a counter offer.) CONFIRMATION OF ACCEPTANCE:** A Copy of Signed Acceptance was personally received by Buyer or Buyer's authorized agent on (date) ______________________ at ______ ☐ AM/ ☐ PM. **A binding Agreement is created when a Copy of Signed Acceptance is personally received by Buyer or Buyer's authorized agent whether or not confirmed in this document. Completion of this confirmation is not legally required in order to create a binding Agreement; it is solely intended to evidence the date that Confirmation of Acceptance has occurred.**



REAL ESTATE BROKERS:

A. Real Estate Brokers are not parties to the Agreement between Buyer and Seller.

B. Agency relationships are confirmed as stated in paragraph 2.

C. If specified in paragraph 3A(2), Agent who submitted the offer for Buyer acknowledges receipt of deposit.

D. COOPERATING (BUYER'S) BROKER COMPENSATION: Seller's Broker agrees to pay Buyer's Broker and Buyer's Broker agrees to accept, out of Seller's Broker's proceeds in escrow, the amount specified in the MLS, provided Cooperating Broker is a Participant of the MLS in which the Property is offered for sale or a reciprocal MLS. If Seller's Broker and Buyer's Broker are not both Participants of the MLS, or a reciprocal MLS, in which the Property is offered for sale, then compensation must be specified in a separate written agreement (C.A.R. Form CBC). Declaration of License and Tax (C.A.R. Form DLT) may be used to document that tax reporting will be required or that an exemption exists.

E. PRESENTATION OF OFFER: Pursuant to Standard of Practice 1-7, if Buyer's Broker makes a written request, Seller's Broker shall confirm in writing that this offer has been presented to Seller.

Buyer's Brokerage Firm Compass Commercial DRE Lic. # 01935359
By Ben Weil (DocuSigned by: Ben Weil 546B36320C6844A...) DRE Lic. # 01816078 Date 10/23/2019
By ______ DRE Lic. # ______ Date ______
Address 1400 Van Ness Avenue City San Francisco State CA Zip 94109
Telephone (415) 874-5019 Fax ______ E-mail ______

Seller's Brokerage Firm Compass Commercial DRE Lic. # 01935359
By Ben Weil (DocuSigned by: Ben Weil 546B36320C6844A...) DRE Lic. # 01816078 Date 10/23/2019
By ______ DRE Lic. # ______ Date ______
Address 1400 Van Ness Avenue City San Francisco State CA Zip 94109
Telephone (415) 874-5019 Fax ______ E-mail ______

ESCROW HOLDER ACKNOWLEDGMENT:

Escrow Holder acknowledges receipt of a Copy of this Agreement, (if checked, ☐ a deposit in the amount of $ ______), counter offer numbers ______ ☐ Seller's Statement of Information and ______, and agrees to act as Escrow Holder subject to paragraph 29 of this Agreement, any supplemental escrow instructions and the terms of Escrow Holder's general provisions.

Escrow Holder is advised that the date of Confirmation of Acceptance of the Agreement as between Buyer and Seller is ______

Escrow Holder ______ Escrow # ______
By ______ Date ______
Address ______
Phone/Fax/E-mail ______
Escrow Holder has the following license number # ______
☐ Department of Business Oversight, ☐ Department of Insurance, ☐ Department of Real Estate.

PRESENTATION OF OFFER: (______) Seller's Broker presented this offer to Seller on ______ (date).
Broker or Designee Initials

REJECTION OF OFFER: (______)(______) No counter offer is being made. This offer was rejected by Seller on ______ (date).
Seller's Initials

Buyer's Initials (DS YZ)(______) Seller's Initials (______)(______)

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

RIPA REVISED 12/18 (PAGE 12 OF 12)





CALIFORNIA ASSOCIATION OF REALTORS®

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFER ADVISORY

(C.A.R. Form WFA, Revised 12/17)

Property Address: 2924 Mabel Street, Berkeley, CA 94702 ("Property").

WIRE FRAUD AND ELECTRONIC FUNDS TRANSFERS ADVISORY:

The ability to communicate and conduct business electronically is a convenience and reality in nearly all parts of our lives. At the same time, it has provided hackers and scammers new opportunities for their criminal activity. Many businesses have been victimized and the real estate business is no exception.

While wiring or electronically transferring funds is a welcome convenience, we all need to exercise extreme caution. Emails attempting to induce fraudulent wire transfers have been received and have appeared to be legitimate. Reports indicate that some hackers have been able to intercept emailed transfer instructions, obtain account information and, by altering some of the data, redirect the funds to a different account. It also appears that some hackers were able to provide false phone numbers for verifying the wiring or funds transfer instructions. In those cases, the victim called the number provided to confirm the instructions, and then unwittingly authorized a transfer to somewhere or someone other than the intended recipient.

ACCORDINGLY, YOU ARE ADVISED:

1. **Obtain phone numbers and account numbers only from Escrow Officers, Property Managers, or Landlords at the beginning of the transaction.**
2. **DO NOT EVER WIRE OR ELECTRONICALLY TRANSFER FUNDS PRIOR TO CALLING TO CONFIRM THE TRANSFER INSTRUCTIONS. ONLY USE A PHONE NUMBER YOU WERE PROVIDED PREVIOUSLY. Do not use any different phone number or account number included in any emailed transfer instructions.**
3. **Orally confirm the transfer instruction is legitimate and confirm the bank routing number, account numbers and other codes before taking steps to transfer the funds.**
4. **Avoid sending personal information in emails or texts. Provide such information in person or over the telephone directly to the Escrow Officer, Property Manager, or Landlord.**
5. **Take steps to secure the system you are using with your email account. These steps include creating strong passwords, using secure WiFi, and not using free services.**

If you believe you have received questionable or suspicious wire or funds transfer instructions, immediately notify your bank, and the other party, and the Escrow Office, Landlord, or Property Manager. The sources below, as well as others, can also provide information:

Federal Bureau of Investigation: https://www.fbi.gov/; the FBI's IC3 at www.ic3.gov; or 310-477-6565

National White Collar Crime Center: http://www.nw3c.org/

On Guard Online: https://www.onguardonline.gov/

NOTE: There are existing alternatives to electronic and wired fund transfers such as cashier's checks. By signing below, the undersigned acknowledge that each has read, understands and has received a copy of this Wire Fraud and Electronic Funds Transfer Advisory.

Buyer/Tenant ARK7 Properties LLC DocuSigned by: Yizhen Zhao A0FC743CFDA04F8... Date 10/23/2019

Buyer/Tenant ______________________ Date ________

Seller/Landlord Susan S. Ruggiero Revocable Trust Date ________

Seller/Landlord ______________________ Date ________

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020



EQUAL HOUSING OPPORTUNITY

WFA REVISED 12/17 (PAGE 1 OF 1)
WIRE FRAUD AND ELECTRONIC FUNDS TRANSFER ADVISORY (WFA PAGE 1 OF 1)



CALIFORNIA
ASSOCIATION
OF REALTORS®

STATEWIDE BUYER AND SELLER ADVISORY
(This Form Does Not Replace Local Condition Disclosures.
Additional Advisories or Disclosures May Be Attached)
(C.A.R. Form SBSA, Revised 6/18)

BUYER RIGHTS AND DUTIES:
- The physical condition of the land and improvements being purchased are not guaranteed by Seller or Brokers.
- You should conduct thorough investigations of the Property both personally and with appropriate professionals.
- If professionals recommend further inspections, you should contact qualified experts to conduct such inspections.
- You should retain your own professional even if Seller or Broker has provided you with existing reports.
- You should read all written reports given to you and discuss those reports with the persons who prepared them. It is possible that different reports provided to you contain conflicting information. If there are discrepancies between reports, disclosures or other information, you are responsible for contacting appropriate professionals to confirm the accuracy of correctness of the reports, disclosures or information.
- You have the right to request that the Seller make repairs or corrections or take other actions based on inspections or disclosures, but the Seller is not obligated to respond to you or make any such repairs, corrections or other requested actions.
- If the Seller is unwilling or unable to satisfy your requests, and you act within certain time periods, you may have the right to cancel the Agreement (the Purchase Agreement and any Counter Offer and Addenda together are the "Agreement"). If you cancel outside of these periods, you may be in breach of the Agreement and your deposit might be at risk.
- You are advised to seek legal, tax, and other assistance from appropriate professionals in order to fully understand the implications of any documents or actions during the transaction. If you are doing a 1031 exchange, you are advised to contact an exchange accommodator to discuss the proper method and timing of the exchange.
- The terms of the Agreement and any counter offers and addenda establish your rights and responsibilities.
  YOU ARE STRONGLY ADVISED TO INVESTIGATE THE CONDITION AND SUITABILITY OF ALL ASPECTS OF THE PROPERTY. IF YOU DO NOT DO SO, YOU ARE ACTING AGAINST THE ADVICE OF BROKERS.

SELLER RIGHTS AND DUTIES:
- You have a duty to disclose material facts known to you that affect the value or desirability of the Property.
- You are obligated to make the Property available to the Buyer and have utilities on for inspections as allowed by the Agreement.
- This form is not a substitute for completing a Real Estate Transfer Disclosure Statement, if required, and any other property-specific questionnaires or disclosures.
- The terms of the Agreement establish your rights and responsibilities.
- You are advised to seek legal, tax, and other assistance from appropriate professionals in order to fully understand the implications of any documents or actions during the transaction. If you are doing a 1031 exchange, you are advised to contact an exchange accommodator to discuss the proper method and timing of the exchange.

BROKER RIGHTS AND DUTIES:
- Brokers do not have expertise in all areas and matters affecting the Property or your evaluation of it.
- For most sales of residential properties with no more than four units, Brokers have a duty to make a reasonably competent and diligent visual inspection of the accessible areas of the Property and disclose to you material facts or defects that the inspection reveals.
- Many defects and conditions may not be discoverable by a Broker's visual inspection.
- If Brokers give a referral to another professional, Brokers do not guarantee that person's performance. You may select any professional of your own choosing.
- If a Broker gives you reports or other documents, unless otherwise specified, it is possible that different reports provided to you contain conflicting information. Broker has not and will not verify or otherwise investigate the information contained therein.
- Any written agreement between a Broker and either Buyer or Seller or both establishes the rights and responsibilities of those parties.


EQUAL HOUSING
OPPORTUNITY

Table of Contents

Notice: This Statewide Buyer and Seller Advisory is 14 pages and addresses the following topics. All paragraphs are important. Buyer and Seller are encouraged to read each one carefully.

A. Investigation of Physical Conditions

1. EASEMENTS, ACCESS AND ENCROACHMENTS: Buyer and Seller are advised that confirming the exact location of easements, shared or private driveways or roadways, and encroachments on or to the Property may be possible only by conducting a survey. There may be unrecorded easements, access rights, encroachments and other agreements affecting the Property that may not be disclosed by a survey. Representations regarding these items that are made in a Multiple Listing Service or advertisements, or plotted by a title company are often approximations, or based upon inaccurate or incomplete records. Unless otherwise specified by Broker in writing, Brokers have not verified any such matters or any representations made by Seller(s) or others. If Buyer wants further information, Buyer is advised and Broker(s) recommend that Buyer hire a licensed surveyor during Buyer's inspection contingency period. Brokers do not have expertise in this area.

STATEWIDE BUYER AND SELLER ADVISORY (SBSA PAGE 2 OF 14)

2. ENVIRONMENTAL HAZARDS: Buyer and Seller are advised that the presence of certain kinds of organisms, toxins and contaminants, including, but not limited to, mold (airborne, toxic or otherwise), fungi, mildew, lead-based paint and other lead contamination, asbestos, formaldehyde, radon, pcb's, methane, other gases, fuel oil or chemical storage tanks, contaminated soil or water, hazardous waste, waste disposal sites, electromagnetic fields, nuclear sources, urea formaldehyde, or other materials may adversely affect the Property and the health of individuals who live on or work at the property as well as pets. Some municipalities may impose additional requirements regarding underground storage tanks, which may be more common in certain areas and cities throughout the State, especially where there are larger, older homes built before 1935. It is possible that these tanks, either now or in the future, may require inspections or abatement. If Buyer wants further information, Buyer is advised, and Broker(s) recommends, that Buyer have the Property inspected for the existence of such conditions and organisms, and conditions that may lead to their formation. Not all inspectors are licensed and licenses are not available for all types of inspection activities. Buyer is also advised to consult with appropriate experts regarding this topic during Buyer's inspection contingency period. Broker recommends that Buyer and Seller read the booklets titled, "Residential Environmental Hazards: A Guide for Homeowners, Homebuyers, Landlords and Tenants," and "Protect Your Family From Lead In Your Home." Brokers do not have expertise in this area.

3. FORMALDEHYDE: Formaldehyde is a substance known to the State of California to cause cancer. Exposure to formaldehyde may be caused by materials used in the construction of homes. The United States Environmental Protection Agency, the California Air Resources Board, and other agencies have measured the presence of formaldehyde in the indoor air of select homes in California. Levels of formaldehyde that present a significant cancer risk have been measured in most homes that were tested. Formaldehyde is present in the air because it is emitted by a variety of building materials and home products used in construction. The materials include carpeting, pressed wood products, insulation, plastics, and glues. Most homes that have been tested elsewhere do contain formaldehyde, although the concentrations vary from home to home with no obvious explanation for the differences. One of the problems is that many suppliers of building materials and home products do not provide information on chemical ingredients to builders. Buyers may have further questions about these issues. Buyer is advised to consult with appropriate experts regarding this topic during Buyer"s inspection contingency period. Broker(s) recommend that Buyer and Seller read the booklet titled "Residential Environmental Hazards: A Guide for Homeowners, Homebuyers, Landlords and Tenants." Brokers do not have expertise in this area.

4. GEOLOGIC HAZARDS: Buyer and Seller are advised that California has experienced earthquakes in the past, and there is always a potential of future earthquakes. Damage caused by an earthquake may not be discoverable by a visual inspection of Buyer(s) or Broker(s). Inspection by a licensed, qualified professional is strongly recommended to determine the structural integrity and safety of all structures and improvements on the Property. If the Property is a condominium, or located in a planned unit development or in a common interest subdivision, Buyer is advised to contact the homeowners association about earthquake repairs and retrofit work and the possibility of an increased or special assessment to defray the costs of earthquake repairs or retrofit work. Buyer is encouraged to obtain and read the booklet entitled, "The Homeowner's Guide to Earthquake Safety." In most cases a questionnaire within the booklet must be completed by Seller and the entire booklet given to the Buyer if the Property was built prior to 1960. If the Property was built before 1975, and contains structures constructed of masonry or precast (tilt up) concrete walls, with wood frame floors or roof, or if the building has unreinforced masonry walls, then Seller must provide Buyer a pamphlet entitled "The Commercial Property Owner's Guide to Earthquake Safety." Many areas have a wide range of geologic problems and numerous studies have been made of these conditions. Some of this information is available for public review at city and county planning departments. Buyer is encouraged to review the public maps and reports and/or obtain a geologist's inspection report. Buyer may be able to obtain earthquake insurance to protect their interest in the Property. Sellers who agree to provide financing should also consider requiring Buyers to obtain such insurance naming Seller(s) as insured lien holder(s). Brokers do not have expertise in this area.

5. INSPECTIONS: Buyer and Seller are advised that Buyer has the right to obtain various inspections of the Property under most residential purchase agreements. Buyer is advised to have the Property inspected by a professional property inspection service within Buyer's inspection contingency period. A licensed building contractor or other professional may perform these services. The inspector generally does not look behind walls or under carpets, or take equipment apart. Certain items on the Property, such as chimneys and spark arresters, plumbing, heating, air conditioning, electrical wiring, pool and spa, septic system, well, roof, foundation and structural items may need to be inspected by another professional, such as a chimney sweep, plumber, electrician, pool and spa service, septic or well company or roofer. A general physical inspection typically will not test for mold, wood destroying pests, lead-based paint, radon, asbestos and other environmental hazards, geologic conditions, age, remaining useful life or water-tightness of roof, cracks, leaks or operational problems associated with a pool or spa or connection of the Property to a sewer system. If Buyer wants further information on any aspect of the Property, Broker recommends that Buyer have a discussion with the professional property inspector and that Buyer hire an appropriate professional for the area of concern to Buyer. Brokers do not verify the results of any such inspection or guarantee the performance of any such inspector or service. Any election by Buyer to waive the right to a physical inspection of the Property or to rely on somebody other than an appropriate professional is against the advice of Brokers. Not all inspectors are licensed and licenses are not available for all types of inspection activities. Brokers do not have expertise in these area.

6. MOLD: Buyer and Seller are advised that the presence of certain kinds of mold, fungi, mildew and other organisms, sometimes referred to as "toxic mold" (collectively "Mold"), may adversely affect the Property and the health of individuals who live on or work at the Property as well as pets. Mold does not affect all people the same way, and may not affect some people at all. Mold may be caused by water leaks or other sources of moisture such as, but not limited to, flooding, and leaks in windows, pipes and roof. Seller is advised to disclose the existence of any such conditions of which he or she is aware. Buyer should carefully review all of Seller's disclosures for any indication that any of these conditions exist. It is, however, possible that Mold may be hidden and that Seller is completely unaware of its existence. In addition, Mold is often undetectable from a visual inspection, a professional general property inspection and even a structural pest control inspection. Brokers do not have expertise in this area. If Buyer wants further information, Broker recommends that Buyer have the Property tested for Mold by an environmental hygienist or other appropriate professional during Buyer's inspection contingency period. Not all inspectors are licensed and licenses are not available for all types of inspection activities. Brokers do not have expertise in this area.

7. PETS AND ANIMALS: Buyer and Seller are advised that the current or previous owner(s) may have had domesticated or other pets and animals at the Property. Odors from animal urine or other contamination may be dormant for long periods of time and then become active because of heat, humidity or other factors and might not be eliminated by cleaning or replacing carpets or other cleaning methods. Pet urine and feces can also damage hardwood floors and other floor coverings. Additionally, an animal may have had fleas, ticks and other pests that remain on the Property after the animal has been removed. If Buyer wants further information, Broker(s) recommend that Buyer discuss the issue with an appropriate professional during Buyer's inspection contingency period. Brokers do not have expertise in this area.

8. SEPTIC SYSTEMS: Buyer and Seller are advised that a property may be served by one or more septic systems even though adjoining properties are connected to a sewer line. Buyer and Seller are also advised that some septic tanks and systems may have been abandoned or have leaked into ground water sources. Buyer is advised to contact the appropriate government agency to verify that the Property is connected to a sewer or served by a septic system. If the Property is served by a septic system, it may consist of a septic tank, cesspool, pits, leach lines or a combination of such mechanisms ("collectively, System"). No representation or warranty is made by Seller or Broker concerning the condition, operability, size, capacity or future expansion of a System, nor whether a System is adequate for use by the intended occupants of the Property. A change in the number of occupants or the quantity, composition or methods of depositing waste may affect the efficiency of the System. In addition, the amount of rainfall and ground water table may also affect the efficiency of the System. Many factors including, but not limited to, natural forces, age, deterioration of materials and the load imposed on a System can cause the System to fail at any time. Broker recommends that Buyer obtain an independent evaluation of any System by a qualified sanitation professional during Buyer's inspection contingency period. Buyer should consult with their sanitation professional to determine if their report includes the tank only, or other additional components of the System such as pits and leach fields. Not all inspectors are licensed and licenses are not available for all types of inspection activities. In some cases, Buyer's lender as well as local government agencies may require System inspection. System-related maintenance costs may include, but not be limited to, locating, pumping or providing outlets to ground level. Brokers are unable to advise Buyer or Seller regarding System-related issues or associated costs, which may be significant. If Buyer and Seller agree to obtain a System inspection, Buyer and Seller are cautioned that the inspection cost may include, but not be limited to, the costs of locating, pumping or providing outlets to ground level. Brokers do not have expertise in this area.

9. SOIL AND GEOLOGIC CONDITIONS: Buyer and Seller are advised that real estate in California is subject to settling, slippage, contraction, expansion erosion, subsidence, earthquakes and other land movement. The Property may be constructed on fill or improperly compacted soil and may have inadequate drainage capability. Any of these matters can cause structural problems to improvements on the Property. Civil or geo-technical engineers are best suited to evaluate soil stability, grading, drainage and other soil conditions. Additionally, the Property may contain known or unknown mines, mills, caves or wells. If Buyer wants further information, Broker recommends that Buyer hire an appropriate professional. Not all inspectors are licensed and licenses are not available for all types of inspections. Brokers do not have expertise in this area.

10. SQUARE FOOTAGE, LOT SIZE, BOUNDARIES AND SURVEYS: Buyer and Seller are advised that only an appraiser or land surveyor, as applicable, can reliably confirm square footage, lot size, Property corners and exact boundaries of the Property. Representations regarding these items that are made in a Multiple Listing Service, advertisements, and from property tax assessor records are often approximations, or based upon inaccurate or incomplete records. Fences, hedges, walls or other barriers may not represent actual boundary lines. Unless otherwise specified by Broker in writing, Brokers have not verified any such boundary lines or any representations made by Seller or others concerning square footage, lot size, Property corners or exact boundaries. Standard title insurance does not insure the boundaries of the Property. If the exact square footage or lot size or location of Property corners or boundaries is an important consideration in Buyer's decision to purchase the Property and/or how much Buyer is willing to pay for the Property, then Buyer must independently conduct Buyer's own investigation through appropriate professionals, appraisers, or licensed surveyors and rely solely on their data, recognizing that all measurements may not be consistent and that different sources may have different size assessments. Brokers do not have expertise in this area.



11. WATER INTRUSION: Buyer and Seller are advised that many homes suffer from water intrusion or leakage. The causes of water intrusion are varied, and can include defective construction, faulty grading, deterioration of building materials and absence of waterproof barriers. Water intrusion can cause serious damage to the Property. This damage can consist of wood rot, mold, mildew and even damage to the structural integrity of the Property. The cost of repairing and remediating water intrusion damage and its causes can be very significant. The existence and cause of water intrusion is often difficult to detect. Because you, your Broker or a general home inspector cannot visually observe any effects of water intrusion, Buyer and Seller should not assume that such intrusion does not exist. Broker recommends that Buyer have the Property inspected for water intrusion by an appropriate professional. Brokers do not have expertise in this area.

12. WELL AND WATER SYSTEM(S): Buyer and Seller are advised that the Property may be served by one or more water wells, springs, or private community or public water systems. Any of these private or public water systems may contain bacteria, chemicals, minerals and metals, such as chromium. Well(s) may have been abandoned on the Property. Buyer is advised to have both the quality and the quantity of water evaluated, and to obtain an analysis of the quality of any domestic and agricultural water in use, or to be used at the Property, from whatever source. Water quality tests can include not only tests for bacteria, such as coliform, but also tests for organic and inorganic chemicals, metals, mineral content and gross alpha testing for radioactivity. Broker recommends that Buyer consult with a licensed, qualified well and pump company and local government agency to determine whether any well/spring or water system will adequately serve Buyer's intended use and that Buyer have a well consultant perform an extended well output test for this purpose. Water well or spring capacity, quantity output and quality may change at any time. There are no guarantees as to the future water quality, quantity or duration of any well or spring. If Buyer wants further information, Broker(s) recommend that Buyer obtain an inspection of the condition, age, adequacy and performance of all components of the well/spring and any water system during Buyer's inspection contingency period. Brokers do not have expertise in this area.

13. WOOD DESTROYING PESTS: Buyer and Seller are advised that the presence of, or conditions likely to lead to the presence of infestation or infection of wood destroying pests and organisms may adversely affect the Property. Inspection reports covering these items can be separated into two sections: Section 1 identifies areas where infestation or infection is evident. Section 2 identifies areas where there are conditions likely to lead to infestation or infection. If Buyer wants further information, Buyer is advised and Broker recommends that Buyer have the Property inspected for the existence of such conditions and organisms, and conditions that may lead to their formation, by a registered structural pest control company during Buyer's inspection contingency period. Brokers do not have expertise in this area.

B. Property Use and Ownership

1. ACCESSORY DWELLING UNITS: Accessory Dwelling Units (ADUs) are known by many names: granny flats, in-law units, backyard cottages, secondary units and more. California has passed laws to promote the development of ADUs. Additional information about ADUs can be found at http://hcd.ca.gov/policy-research/AccessoryDwellingUnits.shtml. Buyer is advised to check with appropriate government agencies or third party professionals to verify permits and legal requirements and the effect of such requirements on current and future use and rentability of the Property, its development and size. Brokers do not have expertise in this area.

2. BUILDING PERMITS, ZONING AND CODE COMPLIANCE: Buyer and Seller are advised that any structure on the Property, including the original structure and any addition, modification, remodel or improvement may have been built without permits, not according to building codes, or in violation of zoning laws. Further, even if such structure was built according to the then-existing code or zoning requirement, it may not be in compliance with current building standards or local zoning. It is also possible that local law may not permit structures that now exist to be rebuilt in the event of damage or destruction. Certain governmental agencies may require periodic inspections to occur in the future. If Buyer wants further information, Broker(s) recommend that Buyer discuss the issue with an appropriate professional during Buyer's inspection contingency period. Brokers do not have expertise in this area.

3. BUYER INTENDED FUTURE USE OF, AND MODIFICATIONS TO, THE PROPERTY: Buyer and Seller are advised that Seller's existing use of the property may not be consistent with Buyer's intended use or any future use that Buyer makes of the property, whether or not Buyer has any current plans to change the use. Buyer is advised to check with appropriate government agencies or third party professionals to verify what legal requirements are needed to accommodate any change in use. In addition, neither Seller nor Broker make any representations as to what modifications Buyer can make to the Property after close of escrow as well as any cost factors associated with any such modifications. Buyer is advised to check with his own licensed contractor and other such professionals as well as with the appropriate government agencies to determine what modifications Buyer will be allowed to make after close of escrow. Brokers do not have expertise in this area.

4. CALIFORNIA FAIR PLAN: Buyer and Seller are advised that insurance for certain hillside, oceanfront and brush properties may be available only from the California Fair Plan. This may increase the cost of insurance for such properties and coverage may be limited. Broker(s) recommend that Buyer consult with Buyer's own insurance agent during Buyer's inspection contingency period regarding the availability of coverage under the California Fair Plan and the length of time it may take for processing of a California Fair Plan application. Brokers do not have expertise in this area.

5. FUTURE REPAIRS, REPLACEMENTS AND REMODELS: Buyer and Seller are advised that replacement or repairs of certain systems or rebuilding or remodeling of all or a portion of the Property may trigger requirements that homeowners comply with laws and regulations that either come into effect after Close of Escrow or are not required to be complied with until the replacement, repair, rebuild or remodel has occurred. Permit or code requirements or building standards may change after Close of Escrow, resulting in increasing costs to repair existing features. If Buyer wants further information, Broker recommends that Buyer discuss the issue with an appropriate professional during Buyer's inspection contingency period. Brokers do not have expertise in this area.

6. HEATING VENTILATING AND AIR CONDITIONING SYSTEMS: Changes to state and federal energy efficiency regulations impact the installation, replacement and some repairs of heating and air conditioning units (HVAC). Federal regulations now require manufacturers of HVAC units to produce only units meeting a new higher Seasonal Energy Efficiency Rating (SEER). This will likely impact repairs and replacements of existing HVAC units. State regulations now require that when installing or replacing HVAC units, with some exceptions, duct work must be tested for leaks. Duct work leaking more than 15 percent must be repaired to reduce leaks. The average existing duct work typically leaks 30 percent. More information is available at the California Energy Commission's website http://www.energy.ca.gov/title24/changeout. Home warranty policies may not cover such inspections or repairs. The phase out of the use of R-22 Freon will have an impact on repairs and replacement of existing air conditioning units and heat pumps. More information is available from the Environmental Protection Agency at http://www.epa.gov/ozone/title6/phaseout/22phaseout.html. New efficiency standards are also in place for water heaters. As a consequence, replacement water heaters will generally be larger than existing units and may not fit in the existing space. Additional venting and other modifications may be required as well. More information is available from the U.S. Department of Energy at http://www1.eere.energy.gov/buildings/ appliance_standards/product. aspx/productid/27. If Buyer wants further information, Broker recommends that Buyer discuss the issue with an appropriate professional during Buyer's inspection contingency period. Brokers do not have expertise in this area.

7. HISTORICAL DESIGNATION, COASTAL COMMISSION, ARCHITECTURAL, LANDSCAPE, AGRICULTURAL OR OPEN SPACE AND OTHER RESTRICTIONS ON BUILDINGS OR IMPROVEMENTS: Buyer and Seller are advised that the Property may be: (i) designated as a historical landmark, (ii) protected by a historical conservancy, (iii) subject to an architectural or landscaping review process, (iv) within the jurisdiction of the California Coastal Commission or other government agency, or (v) subject to a contract preserving use of all or part of the Property for agriculture or open space. If the Property is so designated or within the jurisdiction of any such, or similar, government agency, then there may be restrictions or requirements regarding Buyer's ability to develop, remove or trim trees or other landscaping, remodel, make improvements to and build on or rebuild the Property. Broker(s) recommend that Buyer satisfy him/herself during Buyer's inspection contingency period if any of these issues are of concern to Buyer. Brokers do not have expertise in this area.

8. INSURANCE, TITLE INSURANCE AND TITLE INSURANCE AFTER FORECLOSURE: Buyer and Seller are advised that Buyer may have difficulty obtaining insurance regarding the Property if there has been a prior insurance claim affecting the Property or made by Buyer but unrelated to the Property. Seller is required by C.A.R. Form RPA to disclose known insurance claims made during the past five years (C.A.R. Form SPQ or ESD). Sellers may not be aware of claims prior to their ownership. If Buyer wants further information, Broker(s) recommend that, during Buyer's inspection contingency period, Buyer conduct his or her own investigation for past claims. Buyer may need to obtain Seller's consent in order to have access to certain investigation reports. If the Property is a condominium, or is located in a planned unit development or other common interest subdivision, Buyer and Seller are advised to determine if the individual unit is covered by the Homeowner's Association Insurance and the type of insurance coverage that Buyer may purchase. Broker(s) recommend that Buyer consult Buyer's insurance agents during Buyer's inspection contingency period to determine the need, availability and possibility of securing any and all forms of other insurance or coverage or any conditions imposed by insurer as a requirement of issuing insurance. If Buyer does any repairs to the property during the escrow period or Buyer takes possession prior to Close of Escrow or Seller remains in possession after Close of Escrow, whether for a limited or extended period of time, Broker(s) recommend that Buyer and Seller each consult with their own insurance agent regarding insurance or coverage that could protect them in the transaction (including but not limited to: personal property, flood, earthquake, umbrella and renter's). Buyer and Seller are advised that traditional title insurance generally protects Buyer's title acquired through the sale of the property. While all title insurance policies, as do all insurance policies, contain some exclusions, some title insurance policies contain exclusions for any liability arising from a previous foreclosure. This can occur when a short sale has occurred but the lender mistakenly has also proceeded with a foreclosure. Buyer is strongly advised to consult with a title insurer to satisfy themselves that the policy to be provided adequately protects their title to the property against other possible claimants. Brokers do not have expertise in this area.

9. LAND LEASE: Buyer and Seller are advised that certain developments are built on leased land. This means that: (i) Buyer does not own the land, (ii) the right to occupy the land will terminate at some point in time, (iii) the cost to lease the land may increase at some point in the future, and (iv) Buyer may not be able to obtain title insurance or may have to obtain a different type of title insurance. If Buyer wants further information, Broker recommends that Buyer discuss the issue with an attorney or other appropriate professional. Brokers do not have expertise in this area.

10. MARIJUANA, CANNABIS, AND METHAMPHETAMINE LABS: Buyer and Seller are advised that California law permits individual patients to cultivate, possess and use marijuana for medical purposes. Furthermore, California law permits primary caregivers, lawfully organized cooperatives, and collectives to cultivate, distribute and possess marijuana for medicinal purposes. California law also allows recreational use of marijuana for adults, as well as limited rights for individuals to grow and cultivate marijuana, and rights of others, subject to a licensing process, to grow, cultivate and distribute marijuana for recreational use. California's medical and recreational marijuana laws are in direct conflict with federal law which recognizes no lawful use for marijuana and has no exemptions for medical use. Federal criminal penalties, some of which mandate prison time, remain in effect for the possession, cultivation and distribution of marijuana. Buyer and Seller are strongly advised to seek legal counsel as to the legal risks and issues surrounding owning or purchasing a property where medical or any other marijuana activity is taking place. Marijuana storage, cultivation and processing carry the risk of causing mold, fungus or moisture damage to a property, additionally, some properties where marijuana has been cultivated have had alterations to the structure or the electrical system which may not have been done to code or with permits and may affect the safety of the structure or the safe operation of the electrical system. Buyer is strongly advised to retain an environmental hygienist contractor and other appropriate professionals to inspect a property where medical or any other marijuana activity has taken place. Broker recommends that Buyer and Seller involved with a property where there is medical marijuana activity or where it may take place review the California Attorney General's Guidelines for the "Security and Non-Diversion of Marijuana Grown for Medical Use" (https://oag.ca.gov/system/files/attachments/press_releases/n1601_medicalmarijuanaguidelines.pdf) and the U.S. Department of Justice memo regarding marijuana prosecutions at https://www.justice.gov/opa/press-release/file/1022196/download. Brokers do not have expertise in this area. While no state law permits the private production of methamphetamine, some properties have been the site of an illegal methamphetamine laboratory. State law imposes an obligation to notify occupants, a ban on occupying the property and clean up requirements when authorities identify a property as being contaminated by methamphetamine. Buyer is advised that a property where methamphetamine has been produced may pose a very serious health risk to occupants. Buyer is strongly advised to retain an environmental hygienist contractor or other appropriate professionals to inspect the property if methamphetamine production is suspected to have taken place. Brokers do not have expertise in this area.

11. OWNER'S TITLE INSURANCE: The Truth in Lending/RESPA integrated disclosure (TRID) established by the Consumer Financial Protection Bureau (CFPB) requires that lenders must tell borrowers that title insurance is "optional." While obtaining an owner's policy of title insurance may be "optional", it may be a contractual requirement as between Buyer and Seller. Furthermore, California Civil Code § 1057.6 requires that Buyers be provided with the following notice: "IMPORTANT: IN A PURCHASE OR EXCHANGE OF REAL PROPERTY, IT MAY BE ADVISABLE TO OBTAIN TITLE INSURANCE IN CONNECTION WITH THE CLOSE OF ESCROW SINCE THERE MAY BE PRIOR RECORDED LIENS AND ENCUMBRANCES WHICH AFFECT YOUR INTEREST IN THE PROPERTY BEING ACQUIRED. A NEW POLICY OF TITLE INSURANCE SHOULD BE OBTAINED IN ORDER TO ENSURE YOUR INTEREST IN THE PROPERTY THAT YOU ARE ACQUIRING."

Additionally, even the CFPB on its "ask CFPB" "What is owner's title insurance?" page advises "You may want to buy an owner's title insurance policy, which can help protect your financial interest in the home." Moreover, not obtaining an owner's policy may increase the cost of the lender's policy (required by most lenders), possibly require the separate purchase of a preliminary title report, and may have an impact on the sale of the Property in the future.

Buyers who decide to opt out of obtaining an owner's title insurance policy are acting against the advice of Brokers as well as the advice provided in the California Civil Code 1057.6 and by the CFPB. Brokers do not have expertise in this area.

12. RENT AND EVICTION CONTROL LAWS AND ORDINANCES: Buyer and Seller are advised that some cities and counties impose or may impose restrictions that limit the rent that can be charged to a tenant, the maximum number of tenants who can occupy the property, the right of a landlord to terminate a tenancy and the costs to do so. If Buyer wants further information, Broker(s) recommend that Buyer investigate the issue with an appropriate government authority or HOA during Buyer's inspection contingency period. Brokers do not have expertise in this area.

13. RETROFIT, BUILDING REQUIREMENTS, AND POINT OF SALE REQUIREMENTS: Buyer and Seller are advised that state and local Law may require (i) the installation of operable smoke detectors, (ii) bracing or strapping of water heaters, and (iii) upon sale completion of a corresponding written statement of compliance that is delivered to Buyer. Although not a point of sale or retrofit obligation, state law may require the property to have operable carbon monoxide detection devices. Additionally, some city and county governments may impose additional retrofit standards at time of sale including, but not limited to, installing or retrofitting low-flow toilets and showerheads, gas shut-off valves, fireplaces, and tempered glass. Further, there may be potential health impacts from air pollution caused from burning wood. Exposure to particulate matter from the smoke may cause short-term and long-term health effects. Buyers should consult with licensed professional to inspect, properly maintain, and operate a wood burning stove or fireplace. Broker(s) recommend that Buyer and Seller consult with the appropriate government agencies, inspectors, and other professionals to determine the retrofit standards for the Property, the extent to which the Property complies with such standards, and the costs, if any, of compliance. Brokers do not have expertise in this area.

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STATEWIDE BUYER AND SELLER ADVISORY (SBSA PAGE 7 OF 14)
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14. SHORT TERM RENTALS AND RESTRICTIONS: Buyer and Seller are advised that some cities, counties and Homeowner Associations (HOAs) do impose or may impose restrictions that limit or prohibit the right of the owner or occupant to rent-out the Property for short periods of time (usually 30 Days or less). In short term rentals, as well as all rentals, Buyer and Seller are advised to seek assistance to ensure compliance with all fair housing laws and regulations. If Buyer wants further information, Broker(s) recommend that Buyer investigate the issue with an appropriate government authority or HOA during Buyer's inspection contingency period. Brokers do not have expertise in this area.

15. VIEWS: Buyer and Seller are advised that present views from the Property may be affected by future development or growth of trees and vegetation on adjacent properties and any other property within the line of sight of the Property. Brokers make no representation regarding the preservation of existing views. If Buyer wants further information, Broker(s) recommend that Buyer review covenants, conditions and restrictions, if any, and contact neighboring property owners, government agencies and homeowner associations, if any, during Buyer's inspection contingency period. Brokers do not have expertise in this area.

16. SWIMMING POOL, SECURITY AND SAFETY: Buyer and Seller are advised that state and local Law may require the installation of barriers, anti-entrapment grates, access alarms, self-latching mechanisms, pool covers, exit alarms and/or other measures to decrease the risk to children and other persons of existing swimming pools and hot tubs, as well as various fire safety and other measures concerning other features of the Property. Compliance requirements differ from city to city and county to county. Unless specifically agreed, the Property may not be in compliance with these requirements. If Buyer wants further information, Broker(s) recommend that Buyer contact local government agencies about these restrictions and other requirements. State law requires that new pools and spas be equipped with at least two of seven specified drowning prevention safety features. Home inspectors have a statutory obligation to perform a non-invasive physical examination of the pool area to identify which safety features are present. Brokers do not have expertise in this area.

17. WATER SHORTAGES AND CONSERVATION: Buyer and Seller are advised that the Property may be located in an area that could experience water shortages. The policies of local water districts and the city or county in which the Property is located can result in the occurrence of any or all of the following: (i) limitations on the amount of water available to the Property, (ii) restrictions on the use of water, and (iii) an increasingly graduated cost per unit of water use, including, but not limited to, penalties for excess usage. For further information, Broker recommends that Buyer contact the supplier of water to the Property regarding the supplier's current or anticipated policies on water usage and to determine the extent to which those policies may affect Buyer's intended use of the Property. If the Property is serviced by a private well, Buyer is advised that drought conditions and/or a low water table may make it necessary to arrange, through a private supplier, for delivery of water to the Property. Buyers should contact water truck companies for the costs involved. Brokers do not have expertise in this area.

18. 1915 IMPROVEMENT BOND MELLO-ROOS COMMUNITY DISTRICT, AND OTHER ASSESSMENT DISTRICTS: Buyer and Seller are advised that the Property may be subject to an improvement bond assessment under the Improvement Bond Act of 1915, a levy of a special tax pursuant to a Mello-Roos Community Facilities district, and/or a contractual assessment as provided in Section 5898.24 of the Streets And Highways Code or other assessment districts. Seller is generally required to make a good faith effort to obtain a disclosure notice from any local agency collecting such taxes and deliver such notice to Buyers. If there is a question as to whether an existing bond or assessment will be prorated as of the close of escrow, or whether Seller will pay off the bond or assessment at close of escrow, Buyers are advised to discuss the matter with the appropriate entity and address the responsibility for payment in negotiations for the purchase agreement or amendment prior to removing contingencies. Some cities and other localities have begun, or have the intention to begin, the process of requiring the replacement of utility poles by requiring that utility lines be buried underground. These projects can result in special tax assessments and set-up costs that are imposed on individual property owners. Brokers do not have expertise in this area.

C. Off-Site and Neighborhood Conditions

1. GOLF COURSE DISCLOSURES: Buyer and Seller are advised that if the Property is located adjacent to or near a golf course the following may apply: (i) Stray golf balls - Any residence near a golf course may be affected by errant golf balls, resulting in personal injury or destruction to property. Golfers may attempt to trespass on adjacent property to retrieve golf balls even though the project restrictions may expressly prohibit such retrieval. (ii) Noise and lighting - The noise of lawn mowers irrigation systems and utility vehicles may create disturbances to homeowners. Maintenance operations may occur in the early morning hours. Residents living near the clubhouse may be affected by extra lighting, noise, and traffic. (iii) Pesticides and fertilizer use - A golf course may be heavily fertilized, as well as subjected to other chemicals during certain periods of the year. (iv) Irrigation system - Golf course sprinkler systems may cause water overspray upon adjacent property and structures. Also the irrigation system of a golf course may use reclaimed and retreated wastewater. (v) Golf carts - Certain lots may be affected more than others by the use of golf carts. Lots adjacent to a tee or putting green may be subject to noise disturbances and loss of privacy. (vi) Access to golf course from residences - It is likely that most residences will not have direct access from their lots to the golf course. The project restrictions may disclaim any right of access or other easements from a resident's lot onto the golf course. (vii) View obstruction - Residents living near a golf course may have their views over the golf course impacted by maturing trees and landscaping or by changes to the course's configuration. (viii) Water restrictions - As some municipalities face water shortages, the continued availability of water to the

STATEWIDE BUYER AND SELLER ADVISORY (SBSA PAGE 8 OF 14)

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golf course may be restricted or otherwise reduced by the local water agency. If Buyer wants further information, Broker(s) recommend that Buyer contact the local water agency regarding this matter. Brokers do not have expertise in this area.

2. NEIGHBORHOOD, AREA, PERSONAL FACTORS, BUYER INTENDED USE, HIGH SPEED RAILS, AND SMOKING RESTRICTIONS: Buyer and Seller are advised that the following may affect the Property or Buyer's intended use of it: neighborhood or area conditions, including schools, proximity and adequacy of law enforcement, crime, fire protection, other government services, availability, adequacy and cost of any speed-wired, wireless internet connections or other telecommunications or other technology services and installations, proximity to medical marijuana growing or distribution locations, cell phone towers, manufacturing, commercial, industrial, airport or agricultural activities or military ordnance locations, existing and proposed transportation, construction, and development, any other source that may affect noise, view, traffic, or odor, wild and domestic animals, susceptibility to tsunami and adequacy of tsunami warnings, other nuisances, hazards, or circumstances, protected species, wetland properties, botanical diseases, historic or other governmentally-protected sites or improvements, cemeteries, conditions and influences of significance to certain cultures and/or religions, and personal needs, requirements and preferences of Buyer and FAA requirements for recreational and non-recreational use of Unmanned Aircraft Systems (UAS) (drones) (see UAS frequently asked questions http://www.faa.gov/uas/faqs/). California is potentially moving toward high speed rail service between Northern and Southern California. This rail line could have an impact on the Property if it is located nearby. More information on the timing of the project and routes is available from the California High-Speed Rail Authority at www.cahighspeedrail.ca.gov/. The State of California has long-standing no smoking laws in place restricting smoking in most business and some public spaces. Local jurisdictions may enact laws that are more restrictive than state law. Many California cities have enacted restrictions on smoking in parks, public sidewalks, beaches and shopping areas. Some jurisdictions have restrictions entirely banning smoking inside privately owned apartments and condominiums as well as in the common areas of such structures, or limiting smoking to certain designated areas. If Buyer wants further information, Broker(s) recommend that Buyer contact local government agencies about these restrictions. Brokers do not have expertise in this area.

3. NEIGHBORHOOD NOISE SOURCES: Buyer and Seller are advised that even if the Property is not in an identified airport noise influence area, the Property may still be subject to noise and air disturbances resulting from airplanes and other aircraft, commercial or military or both, flying overhead. Other common sources of noise include nearby commercial districts, schools, traffic on streets, highways and freeways, trains and general neighborhood noise from people, dogs and other animals. Noise levels and types of noise that bother one person may be acceptable to others. Buyer is advised to satisfy him/herself with regard to any sources of and amounts of noise at different times of day and night. Brokers do not have expertise in this area.

4. SCHOOLS: Buyer and Seller are advised that children living in the Property may not, for numerous reasons, be permitted to attend the school nearest the Property. Various factors including, but not limited to, open enrollment policies, busing, overcrowding and class size reductions may affect which public school serves the Property. School district boundaries are subject to change. Buyer is advised to verify whether the Property is now, and at the Close of Escrow will be, in the school district Buyer understands it to be in and whether residing in the Property entitles a person to attend any specific school in which that Buyer is interested. Broker(s) recommend that Buyer contact the local school or school district for additional information during Buyer's inspection contingency period. Brokers do not have expertise in this area.

5. UNDERGROUND PIPELINES AND UTILITIES: Throughout California underground pipelines transport natural gas, liquid fuel and other potentially hazardous materials. These pipelines may or may not provide utility services to the Property. Information about the location of some of the pipelines may be available from a company that also provides disclosures of natural and other hazards or from other sources of public maps or records. Proximity to underground pipelines, in and of itself, does not affirmatively establish the risk or safety of the property. If Buyer wants further information about these underground pipelines and utilities, Buyer is advised to consult with appropriate experts during Buyer's inspection contingency period. Brokers do not have expertise in this area.

D. Legal Requirements (Federal, State and Local)

1. DEATH ON THE PROPERTY: California Civil Code Section 1710.2 protects a seller from: (i) failing to disclose a death on the property that occurred more than 3 years before a buyer has made an offer on a property; and (ii) failing to disclose if an occupant of a property was afflicted with HIV/AIDS, regardless of whether a death occurred or if so, when. Section 1710.2 does not protect a seller from making a misrepresentation in response to a direct inquiry. If the Buyer has any concerns about whether a death occurred on the Property or the manner, location, details or timing of a death, the buyer should direct any specific questions to the Seller in writing. Brokers do not have expertise in this area.

2. EARTHQUAKE FAULT ZONES AND SEISMIC HAZARD ZONES: Buyer and Seller are advised that California Public Resources Code Sections 2622 and 2696 require the delineation and mapping of "Earthquake Fault Zones" along known active faults and "Seismic Hazard Zones" in California. Affected cities and counties must regulate certain development projects within these zones. Construction or development on affected properties may be subject to the findings of a geological report prepared by a registered California geologist. Generally, Seller must disclose if the Property is in such a zone and can use a research company to aid in the process. If Buyer wants further information, Broker recommends that,

SBSA REVISED 6/18 (PAGE 9 OF 14)

STATEWIDE BUYER AND SELLER ADVISORY (SBSA PAGE 9 OF 14)
Produced with zipForm® by zipLogix 18070 Fifteen Mile Road, Fraser, Michigan 48026   www.zipLogix.com   Untitled

during Buyer's inspection contingency period, Buyer make independent inquiries with such research companies or with appropriate government agencies concerning the use and improvement of the Property. Buyer is advised that there is a potential for earthquakes and seismic hazards even outside designated zones. Brokers do not have expertise in this area.

3. EPA's LEAD-BASED PAINT RENOVATION, REPAIR AND PAINTING RULE: The new rule requires that contractors and maintenance professionals working in pre-1978 housing, child care facilities, and schools with lead-based paint be certified; that their employees be trained; and that they follow protective work practice standards. The rule applies to renovation, repair, or painting activities affecting more than six square feet of lead-based paint in a room or more than 20 square feet of lead-based paint on the exterior. Enforcement of the rule begins October 1, 2010. See the EPA website at http://www.epa.gov/lead for more information. Buyer and Seller are advised to consult an appropriate professional. Brokers do not have expertise in this area.

4. FIRE HAZARDS: Buyer and Seller are advised that fires annually cause the destruction of thousands of homes. Due to varied climate and topography, certain areas have higher risks of fires than others. Certain types of materials used in home construction create a greater risk of fire than others. If the Property is located within a State Fire Responsibility Area or a Very High Fire Hazard Zone, generally Seller must disclose that fact to Buyer under California Public Resources Code Section 4136 and California Government Code Sections 51178 and 51183.5, and may use a research company to aid in the process. Owners of property may be assessed a fire prevention fee on each structure on each parcel in such zones. The fee may be adjusted annually commencing July 1, 2013. If Buyer wants further information, Broker recommends that, during Buyer's inspection contingency period, Buyer contact the local fire department and Buyer's insurance agent regarding the risk of fire. Buyer is advised that there is a potential for fires even outside designated zones. Brokers do not have expertise in this area.

5. FIRPTA/CALIFORNIA WITHHOLDING: Buyer and Seller are advised that: (i) Internal Revenue Code Section 1445, as of February 17, 2016, requires a Buyer to withhold and to remit to the Internal Revenue Service 15% of the purchase price of the property if the Seller is a non-resident alien, unless an express exemption applies. Only 10% needs to be withheld if the Buyer acquires the property as Buyer's residence and the price does not exceed $1,000,000. Seller may avoid withholding by providing Buyer a statement of non-foreign status. The statement must be signed by Seller under penalty of perjury and must include Seller's tax identification number. Buyer can also avoid having to withhold Federal taxes from Seller's Proceeds if the property price is $300,000 or less, and the Buyer signs an affidavit stating Buyer intends to occupy the property as a principal residence. (ii) California Revenue and Taxation Code Section 18662 requires that a Buyer withhold and remit to the California Franchise Tax Board 3 1/3% of the purchase price of the property unless the Seller signs an affidavit that the property was the Seller's (or the decedent's, if a trust or probate sale) principal residence or that the sales price is $100,000 or less or another express exemption applies. Exemptions from withholding also apply to legal entities such as corporations, LLCs, and partnerships. Brokers cannot give tax or legal advice. Broker recommends that Buyer and Seller seek advice from a CPA, attorney or taxing authority. Brokers do not have expertise in this area.

6. FLOOD HAZARDS: Buyer and Seller are advised that if the Property is located within a Special Flood Hazard Area, as designated by the Federal Emergency Management Agency (FEMA), or an area of Potential Flooding pursuant to California Government Code Section 8589.3, generally Seller must disclose this fact to Buyer and may use a research company to aid in the process. The National Flood Insurance Program was established to identify all flood plain areas and establish flood-risk zones within those areas. The program mandates flood insurance for properties within high-risk zones if loans are obtained from a federally-regulated financial institution or are insured by any agency of the United States Government. The extent of coverage and costs may vary. If Buyer wants further information, Broker(s) recommend that Buyer consult his or her lender and/or insurance agent during Buyer's inspection contingency period. Buyer is advised that there is a potential for flooding even outside designated zones. Brokers do not have expertise in this area.

7. MEGAN'S LAW DATABASE DISCLOSURE: Notice: Pursuant to Section 290.46 of the Penal Code, information about specific registered sex offenders is made available to the public via an Internet Web site maintained by the Department of Justice at http://www.meganslaw.ca.gov/. Depending on an offender's criminal history, this information will include either the address at which the offender resides or the community of residence and ZIP Code in which he or she resides. (Neither Seller nor Brokers, in any, are required to check this website. If Buyer wants further information, Buyer should obtain information directly from this website.) Brokers do not have expertise in this area.

8. NOTICE OF YOUR SUPPLEMENTAL PROPERTY TAX BILL; ACCURATE SALES PRICE REPORTING: Buyer and Seller are advised that pursuant to Civil Code § 1102.6(c), Seller, or his or her agent, is required to provide the following notice to the Buyer:
"California property tax law requires the Assessor to revalue real property at the time the ownership of property changes. Because of this law, you may receive one or two supplemental tax bills, depending on when your loan closes.

The supplemental tax bills are not mailed to your lender. Even if you have arranged for your property tax payments to be paid through an impound account, the supplemental tax bills will not be paid by your lender. It is your responsibility to pay these supplemental bills directly to the Tax Collector. If you have any questions concerning this matter, please call your Tax Collector's Office."

Although the notice refers to loan closing as a trigger, it is actually the change of ownership which triggers this reassessment of property taxes. Therefore, the Property can be reassessed even if there is no loan involved in the purchase of the Property. The Purchase Agreement may allocate supplemental tax bills received after the Close of Escrow to the Buyer. A change (preliminary change) of ownership form is generally required to be filed by the Buyer with the local taxing agency. The form identifies the sales price of the Property. An assessor may value the Property at its fair market value regardless of the sales price declared by the Buyer. If Buyer wants further information concerning these matters, Broker(s) recommend that Buyer discuss the issue with the County Assessor or Tax Collector or their own tax or legal advisor. Brokers do not have expertise in this area.

9. ZONE MAPS MAY CHANGE: Maps that designate, among other things, Earthquake Fault Zones, Seismic Hazard Zones, State Fire Responsibility Areas, Very High Fire Hazard Zones, Special Flood Hazard Areas, and Potential Flooding Areas are occasionally redrawn by the applicable Government Agency. Properties that are currently designated in a specified zone or area could be removed and properties that are not now designated in a specified zone or area could be placed in one or more such zones or areas in the future. A property owner may dispute a FEMA flood hazard location by submitting an application to FEMA. Brokers do not have expertise in this area.

E. Contract Related Issues and Terms

1. ARBITRATION: Buyer and Seller are advised that arbitration is a process by which the disputing parties hire a neutral person to render a binding decision. Generally, arbitration is faster and less expensive than resolving disputes by litigating in court. The rules are usually less formal than in court, and it is a private process not a matter of public record. By agreeing to arbitration, the parties give up the right to a jury trial and to appeal the arbitrator's decision. Arbitration decisions have been upheld even when arbitrators have made a mistake as to the law or the facts. If the parties agree to arbitration, then after first attempting to settle the dispute through mediation, any dispute arising out of their agreement (with a few limited exceptions) must be submitted to binding arbitration. Buyer and Seller must weigh the benefits of a potentially quicker and less expensive arbitration against giving up the right to a jury trial and the right to appeal. Brokers cannot give legal advice regarding these matters. Buyers and Sellers must decide on their own, or with the advice of legal counsel, whether to agree to arbitration. Brokers do not have expertise in this area.

2. ELECTRONIC SIGNATURES: The ability to use electronic signatures to sign legal documents is a great convenience, facilitating the ability to send and receive documents and reach agreement in a real estate transaction. However, Buyers and Sellers are cautioned to carefully read each provision. Arrows indicating "sign here" are merely there for the convenience of finding the next signature line. Only sign if you have taken the time necessary to read each document thoroughly, have full knowledge, and consent to the terms provided in the document. Brokers strongly advise Buyers and Sellers to read the entire document before signing even if they have reviewed an earlier draft. Do not just scroll through or skip to the next signature line. You are signing a legally binding agreement. Read it carefully. Ask your Broker, Agent or legal advisor if you have questions or do not understand a provision, and sign only if you agree to be bound by the terms. Brokers do not have expertise in this area.

3. ESCROW FUNDS: Buyer and Seller are advised that California Insurance Code Section 12413.1 provides that escrow companies cannot disburse funds unless there are sufficient "good funds" to cover the disbursement. "Good funds" are defined as cash, wire transfers and cashiers' or certified checks drawn on California depositories. Escrow companies vary in their own definitions of "good funds." Broker(s) recommend that Buyer and Seller ask the escrow company regarding its treatment of "good funds." All samples and out-of-state checks are subject to waiting periods and do not constitute "good funds" until the money is physically transferred to and received by the escrow holder. Brokers do not have expertise in this area.

4. HOME WARRANTY: Buyer and Seller are advised that Buyer and Seller can purchase home warranty plans covering certain standard systems of the Property both before and after Close of Escrow. Seller can obtain coverage for the Property during the listing period. For an additional premium, an upgraded policy providing additional coverage for air conditioning, pool and spa and other features can be purchased. Home warranties do not cover every aspect of the Property and may not cover inspections or upgrades for repairs required by state or federal laws or pre-existing conditions. Broker(s) recommend that Buyer review the policy for details. Brokers do not have expertise in this area.

5. IDENTIFICATION OF NATURAL PERSONS BEHIND SHELL COMPANIES IN ALL-CASH TRANSACTIONS: The U.S. Treasury Department's Financial Crimes Enforcement Network (FinCEN) has issued Geographic Targeting Orders (GTOs) targeting alleged money laundering risk in the real estate sector. The GTOs will temporarily require U.S. title insurance companies to identify the natural persons behind shell companies used to pay "all cash" for residential real estate in certain major metropolitan areas where the purchase price equals or exceeds $300,000. FinCEN remains concerned that all-cash purchases (i.e., those without bank financing) may be conducted by individuals attempting to hide their assets and identity by purchasing residential properties through limited liability companies, corporations or other similar structures.



GTOs have helped law enforcement identify possible illicit activity. FinCEN reported that a significant portion of covered transactions have dictated possible criminal activity associated with the individuals reported to be the beneficial owners behind shell company purchasers. Brokers do not have expertise in this area.

6. LIQUIDATED DAMAGES: Buyer and Seller are advised that a liquidated damages clause is a provision Buyer and Seller can use to agree in advance to the amount of damages that a seller will receive if a buyer breaches the Agreement. The clause usually provides that a seller will retain a buyer's initial deposit paid if a buyer breaches the agreement, and generally must be separately initialed by both parties and meet other statutory requirements to be enforceable. For any additional deposits to be covered by the liquidated damages clause, there generally must be another separately signed or initialed agreement (see C.A.R. Form RID). However, if the Property contains from 1 to 4 units, one of which a buyer intends to occupy, California Civil Code Section 1675 limits the amount of the deposit subject to liquidated damages to 3% of the purchase price. Even though both parties have agreed to a liquidated damages clause, an escrow company will usually require either a judge's or arbitrator's decision or instructions signed by both parties in order to release a buyer's deposit to a seller. Buyers and Sellers must decide on their own, or with the advice of legal counsel, whether to agree to a liquidated damages clause. Brokers do not have expertise in this area.

7. MEDIATION: Buyer and Seller are advised that mediation is a process by which the parties hire a neutral person to facilitate discussion and negotiation between the parties with the goal of helping them reach a settlement of their dispute. The parties generally share in the cost of this confidential, non-binding negotiation. If no agreement is reached, either party can pursue further legal action. Under C.A.R. Form RPA-CA: (i) the parties must mediate any dispute arising out of their agreement (with a few limited exceptions, such as matters within the jurisdiction of a small claims court) before they resort to arbitration or court, and (ii) if a party proceeds to arbitration or court without having first attempted to mediate the dispute, that party risks losing the right to recover attorney fees and costs even if he or she prevails. Brokers do not have expertise in this area.

8. NON CONFIDENTIALITY OF OFFERS: Buyer is advised that Seller or Listing Agent may disclose the existence, terms, or conditions of Buyer's offer, unless all parties and their agent have signed a written confidentiality agreement (such as C.A.R. Form CND). Whether any such information is actually disclosed depends on many factors, such as current market conditions, the prevailing practice in the real estate community, the Listing Agent's marketing strategy and the instructions of the Seller. Brokers do not have expertise in this area.

9. ONLINE OR WIRE FUNDS TRANSFERS: Instructions for the online or wire transfer of escrow deposits have been known to be intercepted by hackers who alter them so that Buyer's funds are actually wired to accounts controlled by criminals rather than the escrow company. Buyers should exercise extreme caution in making electronic funds transfers, verifying that the organization they are transferring funds to is, in fact, the escrow company and that their own bank account information is not being exposed. See C.A.R. Form WFA for further information. Brokers do not have expertise in this area.

F. Other Factors Affecting Property

1. COMMUNITY ENHANCEMENT AND PRIVATE TRANSFER FEES: Buyer and Seller are advised that some areas or communities may have enhancement fees or user-type fees, or private transfer taxes and fees, over and above any stated fees. The Federal Housing Finance Agency has issued a rule that prohibits Fannie Mae and Freddie Mac from purchasing loans made on properties with private transfer fees if those fees were established on or after February 8, 2011. See title 12 Code of Federal Regulations Section 1228 for more information and exceptions. Private transfer fees: (i) may last for a fixed period of time or in perpetuity, (ii) are typically calculated as a percentage of the sales price, and (iii) may have private parties, charitable organizations or interest-based groups as their recipients who may use the funds for social issues unrelated to the property. Brokers do not have expertise in this area.

2. GENERAL RECALL/DEFECTIVE PRODUCT/CLASS ACTION INFORMATION: Buyer and Seller are advised that government entities and manufacturers may at any time issue recall notices and/or warnings about products that may be present in the Property, and that these notices or warnings can change. The following nonexclusive, non-exhaustive list contains examples of recalled/defective products/class action information: horizontal furnaces, Whirlpool Microwave Hood Combination; RE-ConBuilding products roof tiles; Central Sprinkler Company Fire Sprinklers; Robert Shaw Water Heater Gas Control Valves; Trex Decking; water heaters; aluminum wiring; galvanized, abs, polybutylene PEX, KITEC® and copper pipe; and dry wall manufactured in China. There is no single, all-inclusive source of information on product recalls, defective products or class actions; however, the U.S. Consumer Product Safety Commission (CPSC) maintains a website that contains useful information. If Buyer wants further information regarding the items listed above, Broker(s) recommend that Buyer review the CPSC website at http://www.cpsc.gov/ during Buyer's inspection contingency period. Another source affiliated with the CPSC is http://saferproducts.gov/ which allows a Buyer to search by product type or product name. Buyer may also search using the various search engines on the Internet for the specified product



or products in question. Brokers recommend that Buyer satisfy themselves regarding recalled or defective products. Brokers will not determine if any aspect of the Property is subject to a recall or is affected by a class action lawsuit. Brokers do not have expertise in this area.

3. HOMEOWNER ASSOCIATIONS AND COVENANTS, CONDITIONS AND RESTRICTIONS ("CC&Rs"); CHARGING STATIONS; FHA/VA APPROVAL: Buyer and Seller are advised that if the Property is a condominium, or located in a planned unit development, or in a common interest subdivision, there are typically restrictions on use of the Property and rules that must be followed. Restrictions and rules are commonly found in Declarations and other governing documents. Further there is likely to be a homeowner association (HOA) that has the authority to affect the Property and its use. Whether or not there is a HOA, the Property may still be subject to CC&Rs restricting use of the Property. The HOA typically has the authority to enforce the rules of the association, assess monetary payments (both regular monthly dues and special assessments) to provide for the upkeep and maintenance of the common areas, and enforce the rules and assessment obligations. If you fail to abide by the rules or pay monies owed to the HOA, the HOA may put a lien against your Property. Additionally, if an electric vehicle charging station is installed in a common area or an exclusive use common area, each Seller whose parking space is on or near that charging station must disclose its existence and that the Buyer will have the responsibilities set forth in California Civil Code §4745. The law requires the Seller to provide the Buyer with the CC&Rs and other governing documents, as well as a copy of the HOA's current financial statement and operating budget, among other documents. Effective July 1, 2016, a Common Interest Development (CID) will be required to include in its annual budget report a separate statement describing the status of the CID as a Federal Housing Administration or Department of Veterans Affairs approved Development. While the purchase agreement and the law require that the annual budget be provided by Seller to Buyer, Brokers will not and cannot verify the accuracy of information provided by the CID. Buyer is advised to carefully review all HOA documents provided by Seller and the CC&Rs, if any, and satisfy him/herself regarding the use and restrictions of the Property, the amount of monthly dues and/or assessments, the adequacy of reserves, current and past insurance coverage and claims, and the possibility of any legal action that may be taken by or against the HOA. The HOA may not have insurance or may not cover personal property belonging to the owner of the unit in the condominium, common interest or planned unit development. For more information Buyer may request from Broker the C.A.R. Legal Q&A titled: "Homeowners' Associations: A Guide for REALTORS®". Brokers do not have expertise in this area.

4. LEGAL ACTION: Buyer and Seller are advised that if Seller or a previous owner was involved in a legal action (litigation or arbitration) affecting the Property, Buyer should obtain and review public and other available records regarding the legal action to determine: (i) whether the legal action or any resolution of it affects Buyer and the Property, (ii) if any rights against any parties involved in the legal action survive the legal action or have been terminated or waived as a result of the legal action, whether or not involving the same issue as in the legal action, and (iii) if any recommendations or requirements resulting from the legal action have been fulfilled and, if so, that Buyer is satisfied with any such action. Buyer should seek legal advice regarding these matters. Brokers do not have expertise in this area.

5. MARKETING; INTERNET ADVERTISING; INTERNET BLOGS; SOCIAL MEDIA: Buyer and Seller are advised that Broker may employ a "staging" company to assist in the presentation of the Property. The furnishings and decorations in the staging are generally not included in the sale unless specifically noted in the Agreement. Statements and inclusion in the MLS entry, flyers, and other marketing materials are NOT part of the Agreement. In addition, Broker may employ a service to provide a "virtual tour" or "virtual staging" or Internet marketing of the Property, permitting potential buyers to view the Property over the Internet. While they are supposed to be an accurate representation of the property, the photos may be enhanced and not fully representative of the actual condition of the property. Further, neither the service provider nor Broker have total control over who will obtain access to materials placed on the internet or what action such persons might take. Additionally, some Internet sites and other social media provide formats for comments or opinions of value of properties that are for sale. Information on the Property, or its owner, neighborhood, or any homeowner association having governance over the Property may be found on the internet on individual or commercial web sites, blogs, Facebook pages, or other social media. Any such information may be accurate, speculative, truthful or lies, and it may or may not reflect the opinions or representations by the Broker. Broker will not investigate any such sites, blogs, social media or other internet sites or the representations contained therein. Buyer is advised to make an independent search of electronic media and online sources prior to removing any investigation contingency. Buyer and Seller are advised that Broker has no control over how long the information or photos concerning the Property will be available on the Internet or through social media, and Broker will not be responsible for removing any such content from the internet or MLS. Brokers do not have expertise in this area.

6. PACE LOANS AND LIENS: The acronym PACE stands for Property Assessed Clean Energy. PACE programs allow property owners to finance energy and water conservation improvements and pay for them through an assessment on the owner's property. PACE programs are available in most areas for both residential one to four unit properties and commercial properties. PACE programs may be referred to by different names such as HERO or SCEIP, among others. If a PACE project is approved, an assessment lien is placed on a property for the amount owed plus interest. A property owner repays the entity for the improvements as a special tax assessment on the property tax bill over a period of years. A PACE lien is similar to a property tax lien in that it has "super priority." Sellers are obligated to disclose, pursuant to the C.A.R. Residential Purchase Agreement (C.A.R. Form RPA), whether any improvement is subject to a lien such as a PACE lien. Properties that are subject to PACE liens made on or after July 6, 2010 may not be eligible for financing. For more information, Buyer may request from Broker the C.A.R. Legal Q&A titled: "PACE Programs and Solar Leases". Brokers do not have expertise in this area.

SBSA REVISED 6/18 (PAGE 13 OF 14)

7. **RE-KEYING:** All locks should be re-keyed immediately upon close of escrow so as to ensure the Buyer's safety and security of their persons as well as their personal belongings. Alarms, if any, should be serviced by professionals and codes should be changed. Garage door openers and remotes should be re-coded. In the event of a lease back to Seller after the close of escrow, Seller is advised that the Buyer is entitled to the keys as the Owner of the Property even though the Seller stays in possession of the Property as provided in the RPA.

8. **SOLAR PANEL LEASES:** Solar panel or power systems may be owned or leased. Although leased systems are probably personal property, they are included in the sale by the C.A.R. purchase agreement which also obligates the Seller to make a disclosure to the Buyer and provide the Buyer with documentation concerning the lease and system. Leasing companies generally secure payments by filing a UCC-1 (a Uniform Commercial Code form giving notice of a creditor's security interest) against the property. Buyers are given a contingency right to investigate the solar related system and documentation and assume any lease. Assumption of the lease may require Buyer to provide financial information to the leasing company who may require a credit report be obtained on the Buyer. Should a solar panel or power system be on the Property, Buyers should determine if the system is leased or owned. Buyers willingness to assume any such lease is a contingency in favor of Seller. For more information, Buyer may request from Broker the C.A.R. Legal Q&A titled: "PACE Programs and Solar Leases". Brokers do not have expertise in this area.

9. **RECORDING DEVICES:** Audio or video recording devices or both may be present on the Property, whether or not notice of any such devices has been posted. Seller may or may not even be aware of the capability of such devices.

G. Local Disclosures and Advisories

1. **LOCAL ADVISORIES OR DISCLOSURES (IF CHECKED):**
The following disclosures or advisories are attached:

A. ☐ ____________________
B. ☐ ____________________
C. ☐ ____________________
D. ☐ ____________________

Buyer and Seller are encouraged to read all 14 pages of this Advisory carefully. By signing below, Buyer and Seller acknowledge that each has read, understands and received a copy of all 14 pages of this Advisory.

BUYER ARK7 Properties LLC — DocuSigned by: Yizhen Zhao A0FC743CFDA04F8... Date 10/23/2019
BUYER ____________________ Date ________
(Address) ____________________

SELLER Susan S. Ruggiero Revocable Trust Date ________
SELLER ____________________ Date ________
(Address) ____________________

Real Estate Broker (Selling Firm) Compass Commercial DRE Lic. # 01935359
By Ben Weil — DocuSigned by: Ben Weil 546B36320C6844A... DRE Lic.# 01816078 Date 10/23/2019
Address 1400 Van Ness Avenue City San Francisco State CA Zip 94109
Telephone (415) 874-5019 Fax ________ Email ben@thebwteam.com

Real Estate Broker (Listing Firm) Compass Commercial DRE Lic. # 01935359
By Ben Weil — DocuSigned by: Ben Weil 546B36320C6844A... DRE Lic.# 01816078 Date 10/23/2019
Address 1400 Van Ness Avenue City San Francisco State CA Zip 94109
Telephone (415) 874-5019 Fax ________ Email ben@thebwteam.com



Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

SBSA REVISED 6/18 (PAGE 14 OF 14)



BERKELEY PURCHASE AGREEMENT ADDENDUM

A Service of the Oakland/Berkeley Association of REALTORS®, the Alameda Association of REALTORS®, and the Bay East Association of REALTORS®. This form is intended for use with the California Association of REALTORS® forms RPA "Residential Purchase Agreement" and/or RIPA "Residential Income Purchase Agreement".

This Addendum is intended for use in the City of Berkeley. Please also review the separate Alameda County, Contra Costa County or city specific Ordinances and Regulations for property in the area you are either selling or buying. Disclosure documents and forms may contain references, including web site addresses and internet links (hyper-links), to additional important material that is not printed on the document itself. Buyers and Sellers should investigate those links if they are not entirely satisfied with the document as it is presented to them.

The information in this Addendum has been compiled by the Oakland/Berkeley Association of REALTORS®, the Alameda Association of REALTORS® and the Bay East Associations of REALTORS® as a service to its members and is effective as of October 2016. This Addendum is not intended to be nor should it be considered to be an accurate reflection of all of the legal requirements that may be imposed by the governmental and quasi-governmental entities referenced in this Addendum either as of the date the document was created or at any time thereafter. Real Estate Brokers and their Sales Associates do not have the requisite training or skills to determine the legal sufficiency of this Addendum or the legal requirements that may be imposed upon the Property. If Seller or Buyer has any questions or concerns regarding their legal rights and obligations then they should consult with their own qualified California real estate attorney.

This is an Addendum to that Purchase Agreement dated _____**10/23/2019**_____ by and between

__**Susan S. Ruggiero Revocable Trust**_____(Seller) and

__**ARK7 Properties LLC**_____(Buyer)

for that Property commonly known as

__**2924 Mabel Street**_____, _____**Berkeley**_____, CA.

Except as specified herein, all other terms and conditions remain unchanged.

<u>**CITY OF BERKELEY**</u>

    1. SEWER LATERAL COMPLIANCE:

        A. ☒ In Compliance*:* If checked, Seller warrants that the Sanitary Sewer Lateral is in Compliance with the City of Berkeley Municipal Code Chapter 17.24. Seller will provide Buyer with a Private Sewer Lateral Certificate prior to Close of Escrow.

        B. ☐ Not in Compliance - Responsibility for Repairs: If checked, the subject property is not yet in compliance with the City of Berkeley Municipal Code Chapter 17.24. An inspection report ☐ has ☐ has not been provided.

        (Check 1 or 2)

        1. ☐ Repairs Prior to Close of Escrow: Repairs prior to close of escrow will be paid by:

            ☐Seller
            ☐Buyer

2. ☐ Repairs after the close of escrow: Buyer assumes responsibility for repairs after close of escrow: Buyer and Seller shall give mutual instruction to the Title Company handling escrow that the Mandatory Deposit for Sewer Lateral Compliance shall be paid by (Check one box only if 2 is checked):

> ☐Seller
> ☐Buyer

After all Sewer Lateral repairs and/or replacement is complete, and a Sewer Lateral Certificate is issued, all funds held by the City of Berkeley shall be returned to (Check one box only if 2 is checked):

> ☐Seller
> ☐Buyer

Options for Time Extension to complete required Sewer Lateral Work after Close of Escrow. Buyer assumes all responsibility for repairs.

o A $4500 deposit shall be given, prior to close of escrow, directly to the City of Berkeley Finance Customer Service Department as the Mandatory Deposit for Sewer Lateral Compliance along with the Agreement for Time Extension. Fees subject to change anytime. Deposit shall be paid by (check one box only):

> ☐Seller
> ☐Buyer
OR

o Submit the Agreement for Time Extension along with a signed copy of contract with a qualified licensed Plumbing Contractor for the lateral rehabilitation work indicating the deposit amount and date on which the work will start.

Buyer and Seller acknowledge that if all sewer lateral repairs are not completed within 6 months of the date of close of escrow, the Mandatory Deposit shall be forfeited to the City of Berkeley. Furthermore, the City of Berkeley will have the right to have all work performed by a contractor selected by the City of Berkeley. The cost of all repairs shall be the responsibility of the Buyer and the City of Berkeley may or may not credit any of the deposit funds to the cost of repair. Prospective buyers should contact the HOA of any condominium directly to determine responsibility for the sewer lateral.

2. SEISMIC TRANSFER TAX CREDIT: The City Of Berkeley has imposed a property transfer tax equal to 1.5% of the sales price. Up to one third of the tax (1/2% of sales price) may be rebated to pay for seismic strengthening of the structure. If the Seller wants to claim the Transfer Tax Credit, a Declaration of Real Property Transfer Tax form must be approved by the City prior to close of escrow.   If the Buyer wants to claim a Transfer Tax Rebate, Seismic work must be completed with permits and a Seismic Retrofit Verification form filed within 1 year of the close of escrow. Unless the property conforms to Plan Set "A", additional engineering may be required prior to issuance of a building permit by the City of Berkeley. The additional costs and fees for such engineering design may NOT be paid from the Transfer Tax Credit. If currently allowed, any available Seismic Transfer Tax Credit/Rebate will be claimed by

(CHECK ONE)

> ☐Seller
> ☒Buyer

Refer to Ordinance #6072-NS. The application form is available at City of Berkeley Building Permits 510-981-7500.

BESO Overview: BESO, Building Energy Savings Ordinance requires building owners and homeowners to complete comprehensive energy assessments to uncover energy saving opportunities. The assessments are conducted by <u>registered</u> <u>energy assessors</u> who provide tailored recommendations on how to save energy and link building owners to incentives for energy efficiency upgrade projects. BESO is required <u>prior to sale of a house or whole</u> <u>building</u>.

BESO Exemptions at time of sale: Buildings 600 square feet or less, 25,000 square feet or more, and individually sold units within a larger building, such as an attached condo.

How to Comply with BESO:

Step 1. Check building status by looking up the building address on the <u>BESO property status list</u>. If the building is already BESO compliant, send an email to <u>BESO@cityofberkeley.info</u> requesting copies of compliance form, if needed and skip to Step 4. If the building is not listed, continue to Step 2.

Step 2. Seller or buyer completes <u>BESO Application Form</u> **choosing <u>one</u> of the compliance options below**

☒ **Time of Sale Deferral to Buyer** – The Time of Sale Deferral requires the buyer to complete an energy assessment within 12 months of the sale date. Submit application and filing fee of $48 to receive BESO deferral Form C.(*Form C must be signed by buyer and included with property transfer documents at close of escrow*)

☐ **Energy Assessment Report Submission** – Hire an assessor appropriate for your building type from the <u>Registered Energy Assessor List</u> on the BESO website, then submit BESO application and filing fee to receive BESO compliance Form A. The registered energy assessor will complete an assessment of your building and provide customized energy efficiency recommendations in an Energy Report. The assessor will provide a copy of the Energy Report to the customer and the City. The City will email a *Compliance Form A* upon receipt of the BESO application and filing fee. Filing fees range from $79 for small (less than 4 units or 5,000 sq. ft. or less), $152 for medium (over 5,000 sq. ft. to 24,999 sq. ft.), and $250 for large (25,000 sq. ft. or more) buildings. For BESO Compliance for homes, an <u>Energy Upgrade California (EUC) Advanced Assessment</u> may be provided in lieu of a <u>Home Energy Score</u>.

☐ **High Performance Exemption** – If a qualified comprehensive energy upgrade (such as Energy Upgrade California®), has already been completed, apply for a High Performance exemption. Submit application and documented evidence of high performance (no filing fee) to receive BESO compliance Form A.

☐ **Exempt Sale** – Units within a larger building (such as an individually owned attached condo) are exempt at time of sale. Submit application (no filing fee) to receive appropriate BESO compliance form. (Please include whole building address range and size on this application, not just pertaining to particular unit.)

☐ **Deferral for New Construction or Completed Extensive Renovation -** Time of Sale reporting requirements may be deferred for up to ten years for new construction (Extensive Renovation must include replacement of all energy-related equipment *and* at least half of the building envelope). Submit application (no filing fee) to receive BESO deferral Form D. If a property has already applied for permits for a Planned Extensive Renovation or Demolition, they may send associated evidence, and receive a 24-month deferral Form D.

For additional deferrals, such as hardship, please contact the BESO team directly at BESO@cityofberkeley.info or 510-981-7465.

Step 3. Submit completed BESO Application Form **and filing fees** (if applicable):

- Email Application to BESO@cityofberkeley.info. Since credit card information cannot be transmitted securely via email, a cashier from the Permit Service Center will call the customer phone number provided in the BESO application for credit card payment information.

  OR

- Mail application and check to:
  City of Berkeley Permit Service Center
  BESO, 2nd Floor
  2120 Milvia Avenue, Berkeley CA 94704

Step 4. Disclose building status to prospective buyers. BESO information and status is available on the City's website. Energy information must be provided to prospective buyers. All BESO compliance documents *(such as Form C, A, D, or E),* provided to the applicant, along with the Energy Report (if completed) are required to be included with closing documents at close of escrow.

Other ordinances: **Jurisdictions have ordinances that may affect the use, value or enjoyment of your property. You are advised to visit the appropriate website or offices of the appropriate jurisdiction to determine whether the subject property is in an area regulated by such ordinances.**

SOURCES OF INFORMATION:

City of Berkeley: http://www.ci.berkeley.ca.us/
2120 Milvia Street, Berkeley CA 94704
Tel: 510/981-7440

Berkeley Rent Control:
http://www.ci.berkeley.ca.us/rent/
2125 Milvia Street, Berkeley, CA 94704
Tel: 510/644-6128

Police http://www.ci.berkeley.ca.us/police/
Tel: 510/981-5900

Other areas in Alameda and Contra Costa counties: http://www.co.contra-costa.ca.us/ or http://www.co.alameda.ca.us/.
See office addresses on website.

East Bay Municipal Utility District (EBMUD):
http://www.ebmud.com

THE UNDERSIGNED ACKNOWLEDGE RECEIPT OF ALL FOUR (4) PAGES OF THIS DOCUMENT.
This document may be signed in counterparts.

DocuSigned by: *Yizhen Zhao*	
ARK7 Properties LLC ─ A0FC743CFDA04F8...	Dated: ___10/23/2019___, 201____
Buyer	
_____	Dated: _____, 201____
Buyer	
Susan S. Ruggiero Revocable Trust	Dated: _____, 201____
Seller	
_____	Dated: _____, 201____
Seller	

ALAMEDA COUNTY DISCLOSURES AND DISCLAIMERS ADVISORY

A service of the Bay East Association of REALTORS® and the Oakland Berkeley Association of REALTORS®. (This form is intended for use with the California Association of REALTORS® form "Statewide Buyer and Seller Advisory"). The terms of the California Association of REALTORS® User Protection Agreement do not apply to this form.

This Advisory is intended for use in Alameda County, including all cities and unincorporated areas of the County. Please read it carefully, whether in electronic or hardcopy form along with any local Advisories or local disclosures and Seller or Agent Disclosures relating to the Property.

INTRODUCTION

This Advisory provides general information about selling and buying real property in Alameda County and is effective as of **August, 2017.** It is not intended to be a comprehensive guide to buying real estate nor is it designed to alarm Buyers and Sellers. It does not limit any legal duty of real estate brokers; however, it does point out some limitations on real estate brokers' duties. This Advisory points out that when purchasing something as important and valuable as real estate, Buyers have a legal responsibility to protect themselves by taking special precautions to investigate the issues detailed in this Advisory and any other issues which impact the use, value or desirability of the Property. Consult with the appropriate experts and/or governmental agencies. Do not just rely on real estate brokers or Sellers as sources for all information. When Buyers have questions, doubts or concerns, they should conduct their own Investigation with their own chosen professionals. For more information about the areas covered by this Advisory, Buyers can go online at the sites referenced at the end of this Advisory.

The information in this Advisory may change over time and/or new issues may develop due to actions taken at the federal, state, county, city and/or private, local level. Some of the issues that are covered in this Advisory are point of sale or retrofit requirements that may also get triggered by remodeling efforts or efficiency requirements. Sellers and Buyers should investigate the applicability of these requirements to the past, present and future sale, purchase, ownership and/or development of the Property.

- Sellers must understand the importance and significance of their disclosure obligations. Sellers need to take the time to carefully and fully complete all aspects of the disclosure documents. Sellers must disclose anything that is known to the Sellers that materially affects the value or desirability of the Property. Sellers who need help in completing their disclosure obligations should consult with their own attorney; Brokers cannot determine the legal sufficiency of any disclosure.

- Whether documents are signed electronically or in hard copy, Sellers and Buyers should read this Advisory in conjunction with a careful review of all disclosures required by Sellers and by the real estate Brokers involved in the transaction including, without limitation, the Transfer Disclosure Statement and the Seller Property Questionnaire, if provided by Seller.

- Buyers are responsible for conducting their own investigations into the issues discussed in this Advisory as well as those issues that are not referenced below to the extent that those additional issues may affect the Buyers' determination of the use, value, desirability or development of the Property. That investigation should take place prior to the Buyers' removal or waiver of any investigation or inspection contingency. Buyers are urged to:

  o Carefully read the information contained in any advisories, disclosures, inspections, and/or reports that Buyers receive from any source.

  o Conduct additional/further investigations and inspections regarding any issues that concern Buyers which are raised in those advisories, disclosures, inspections, and/or reports received by Buyers from any source.

  o Thoroughly and thoughtfully inspect and evaluate the Property and, in so doing, meet Buyers' obligation to protect themselves, including those facts which are known to or within the diligent attention and observation of the Buyers.

- Buyers need to inquire into other or additional matters (beyond those contained in this Advisory) to the extent that those additional issues affect the Buyers' determination of the use, value, desirability or development of the Property.

- Buyers must bear in mind that a Property may suffer defects and deficiencies of which neither Sellers nor Brokers are aware. Buyers should also recognize that not all issues can be objectively determined and some issues can have varying impacts on different people since some people may be more sensitive than others.

- Buyers are urged to engage licensed professionals to evaluate all aspects of the Property and to consult all appropriate governmental agencies. Buyers' right to conduct certain types of investigations may be limited by the Purchase Agreement.

- Any representations about the issues in this Advisory made by third parties have not been verified by Brokers and need to be independently confirmed by Buyers.

- **Although licensed to list, sell and lease real estate, Brokers may not have expertise on the issues in this Advisory.**

This Advisory is not meant to be a complete source of information on all matters which can become issues in real property purchase and sale contracts. **Given Buyers' legal duty to exercise reasonable care to protect themselves regarding facts that are known to them or within their diligent attention or observation, Buyers are urged to investigate, without limitation, the items in the following paragraphs of this Advisory as well as the condition of the foundation, roof, plumbing, heating air conditioning, electrical, mechanical, energy efficiency, security, appliances/personal property, pool/spa, and all other systems and components.**

The real estate licensees involved in the transaction do not warrant or guarantee the accuracy of the information contained in this Advisory or the adequacy of the information contained herein as it relates to a specific real property transaction.

A.   MARKET CONDITIONS ADVISORY

Real estate markets are cyclical. It is impossible to predict what market conditions will be at any given time. The ultimate decision of how much to offer on any property rests with Buyers. Buyers need to decide what they are willing to pay in light of market conditions and their own financial resources. Buyers must also decide what type of offer to make in recognition of existing market conditions. Purchase price is not a simple calculation based upon square footage but an agreement as to what Buyers will pay and what Sellers will accept.

Real estate brokers traditionally recommend that Buyers protect themselves by conditioning their purchase on an inspection of the Property so that the Buyers can be assured that the Property meets their needs. In some markets, many Buyers are choosing to forego that sage advice so that their offer is more attractive to Sellers. If, after making an offer without an inspection contingency. Buyers become aware of an aspect of the condition of the Property that affects its value or desirability, Buyers may still be required to proceed to purchase the Property or possibly pay damages to the Seller, which may be the deposit in escrow. If this is a condition that must subsequently be repaired, Buyers may have no legal recourse against any of the parties in the transaction after escrow closes, including the Seller, the brokers or the inspectors, and then the Buyers may have to pay to correct those problems.

Waiving the right to have a contingency regarding inspection of the property does not necessarily waive the Buyers' right to access the Property, even if the Property is being sold "AS IS". Regardless of whether there is an inspection contingency, Broker recommends that prospective Buyers have the Property thoroughly inspected by their own experts prior to the close of escrow.

The lender's approval of financing includes the lender's determination that (1) Buyers are creditworthy and can afford to make the mortgage payments and (2) that the Property appraises for at least the principal amount of the loan. Even if Buyers have obtained a pre-qualification or pre-approval letter from a lender, the lender may not ultimately approve the loan if the lender's appraiser determines that the Property's fair market value is less than the amount of the purchase price or if the Buyers' financial/employment situation has changed. If there is no financing contingency and the Property does not "appraise", Buyers may not be able to afford to make up the difference between the loan amount applied for and the loan amount actually offered by the lender. Under those circumstances, Buyers may not be able to perform on Buyers' contractual obligations. This could then result in the Buyers paying damages to the Seller. **It is a serious risk for Buyers to eliminate from the purchase contract their right to have a financing and/or appraisal contingency if they intend to secure a loan.**

B. GENERAL PROPERTY ADVISORIES

1. <u>**EXISTING HOUSING STOCK:**</u> Many properties have been built under different building codes and may not accommodate current or future personal property items such as electric cars. Regardless of its age, Buyers should have the Property inspected by a competent property inspector and obtain additional inspections recommended in any inspection report, or as may be necessary for Buyers to determine the actual condition of the Property. The Property's components, appliances, fixtures, systems and materials may have varying degrees of remaining useful life and may be subject to failure without notice. In addition, not all components, improvements or fixtures of the Property may comply with current code, zoning, health and safety, setback requirements, religious or cultural preferences. Some homes contain appliances, products or manufactured materials, such as Chinese dry wall, which may be defective, create problems with the use or value of other aspects of the home and/or may be subject to manufacturer or governmental recall and/or a class action lawsuit. All homes include many components which require ongoing maintenance. Deferred maintenance will decrease the lifespan and/or functionality of many of these components. Buyers should seek reliable advice from appropriate professionals and to plan/budget for maintenance and future repairs.

2. <u>**FLOORS AND WALLS**</u>: The personal property of the Seller may make a visual inspection of floors and walls difficult. The existence of certain types of floor coverings, such as carpeting and rugs, as well as certain types of wall coverings, such as wallpaper and paneling, and furniture prevent inspectors and brokers from inspecting the condition of the floors and walls beneath those materials. When exposed, these areas may have a different pattern of wear or shade of color. If Buyers wish to determine the condition of the floors and walls beneath such coverings, Buyers will need to secure the written authorization of Seller to conduct investigations with appropriate professionals since removal of floor coverings may be required.

3. <u>**TEMPERED GLASS:**</u> Many homes contain glass that IS NOT tempered in locations where tempered glass IS required by building regulations. Buyers are advised to have a contractor's inspection to identify the presence of any glass that is not properly tempered before removing a physical inspection contingency on a prospective purchase of real property. Buyers should consider replacing any non-tempered glass with tempered glass to reduce the risk of injury.

4. <u>**FIREPLACES; WOOD-BURNING APPLIANCES:**</u> Residential wood burning is the leading source of wintertime air pollution in the Bay Area and studies have confirmed there are significant health impacts from exposure to fine particulate matter found in wood smoke. The Bay Area Air Quality Management District ("BAAQMD") established the Wood Smoke Rule, Regulation 6, Rule 3 to reduce wintertime smoke pollution and protect public health. The Wood Smoke Rule requires anyone selling, renting or leasing a property in the Bay Area to disclose the potential health impacts from air pollution caused from burning wood. Fine particulate matter, also known as $PM_{2.5,}$ can travel deep into the respiratory system, bypass the lungs and enter the blood stream.   Exposure may cause short-term and long-term health effects, including eye, nose and throat irritation, reduced lung function, asthma, chronic bronchitis, cancer and premature deaths. Exposure to fine particulates can worsen existing respiratory conditions. High $PM_{2.5}$ levels are associated with increased respiratory and cardiovascular hospital admissions, emergency department visits, and even deaths. Children, the elderly and those with pre-existing respiratory or heart conditions are most at risk from negative health effects of PM2.5 exposure. Buyers should consult with a licensed professional to inspect, properly maintain, and operate a wood burning stove or fireplace insert according to manufacturer's specifications to help reduce wood smoke

pollution. The Air District encourages the use of cleaner and more efficient, non-wood burning heating options such as gas-fueled or electric fireplace inserts to help reduce emissions and exposure to fine particulates.

When the BAAQMD issues a Winter Spare the Air Alert during the winter season from November 1 through the end of February, it is illegal to burn wood, manufactured fire logs, pellets or any solid fuels in fireplaces, wood stoves or outdoor fire pits. To check when the air quality is unhealthy and when a Winter Spare the Air Alert is issued, call 1-877-4NO-BURN or visit www.baaqmd.gov or www.sparetheair.org.

The information in Paragraph 4 was provided by BAAQMD. Brokers have not verified and will not verify any of the information provided by BAAQMD.

5. **SQUARE FOOTAGE AND LOT SIZE**: Different sources of size information including but not limited to Sellers and Appraisers often provide different square footage or lot size numbers for a property; public records may be, and often are, inaccurate and thus there are frequently discrepancies in the advertised sizes. Buyers are advised that square footage and/or lot size numbers, which may be obtained from various sources such as public records, MLS and others and are provided to Buyers regarding the Property are not, and will not be, verified by Sellers or the real estate agents. **If the square footage or lot size of the property is an important consideration in Buyers' decision to purchase the Property, then Buyers must independently conduct Buyers' own investigation through appropriate professionals and rely solely on that data.**

6. **TREES AND VEGETATION:** *Protected Trees*. Most cities have an ordinance that requires property owners to obtain a permit prior to removing *Protected Trees (also known as Heritage Trees)* from their property. *Protected Trees* are defined within the code of each city (such as Dublin and Newark). Removing or damaging any *Protected Tree* without the proper permit constitutes an infraction. In addition to the cost of the infraction, violators may be liable for damages. A City may place a lien on the Property if imposed fees are not paid on a timely basis. That lien may subsequently be added to the county property tax bill.

In addition, the Alameda County Tree Ordinance requires property owners planning to perform any of the following activities to obtain an approved permit from the Alameda County Public Works Agency: Pruning/ Trimming of branches over one (1) inch in diameter (permits are not required for minor pruning of branches one (1") inch in diameter or less), planting or removing a tree.

Hazardous Trees: Some cities define hazardous tree conditions within their Municipal Building Codes and address ways of mitigating those conditions on both private and public property. There are often stringent time frames for responding to hazardous tree claims. If hazardous tree claims are not resolved privately, a claimant may, as a last resort, pursue the claim through the court system.

View Ordinances: Some cities have view ordinances that restrict the height of trees so that trees do not unreasonably obstruct the view that existed at the time of purchase of the property. Certain trees that are part of the natural habitat can be exempt from this law. Often a view property will have recently trimmed trees and shrubs revealing the view. Buyers should take note that maintaining that view could entail not only trimming foliage on their own property, but also enlisting the cooperation of their neighbor to keep their foliage trimmed, usually at the Buyers' expense. Cities do not take an active role in these issues; rather they encourage the private resolution of such disputes. Each city has a slightly different mechanism for handling these situations, and Buyer is encouraged to review the Municipal Code during their inspection period.

Buyers are encouraged to seek the advice of a licensed arborist for any questions regarding trees that are on the Property or on a neighbor's property.

7.   **RIVER, CREEK AND LEVEE PROTECTION:** Many properties are impacted by creeks (a narrow channel or small stream), underground aquifers, and/or culverts (a man-made structure used to enclose a flowing body of water which is usually designed to allow water to pass underneath a road or other structures). If the Property includes, abuts or is located near a creek or culvert, Buyers should investigate the possibility of flooding and/or water intrusion or other nuisances that may result from proximity to those water sources by contacting appropriate experts. Brokers cannot determine these issues. In addition, some cities have enacted regulations regarding creeks and culverts making maintenance of these creeks and culverts the responsibility of adjacent property owners which can involve considerable expense.

For example, in the unincorporated areas of Alameda County, property owners whose land has a watercourse that abuts or passes through the property must maintain that part of the watercourse and keep it reasonably free of trash, debris, excessive vegetation and other obstacles and must make certain that any structures on the property will not become a hazard to the use, function or physical integrity of the watercourse. Buyers should review the Alameda County Watercourse Protection Ordinance with their own experts regarding these issues and before commencing any work in, over or near a watercourse.

8.   **SEPTIC SYSTEM/WASTEWATER TREATMENT SYSTEM REGULATIONS:** If the Property has a septic system, it is essential that Buyers secure a current, written report detailing the inspection of the tank and the leach field lines by a licensed, competent professional to determine the condition of the system as well as the adequacy of the system for Buyers' specific needs. Visual inspection of the tank alone is insufficient. Brokers do not have the necessary expertise to make those determinations.

Expansion or remodeling of the dwelling may be restricted due to the existence of the septic system. Securing approval for changes in the dwelling may be conditioned upon testing, removal, repair, or other changes to the system which may be expensive. The septic system may not be in compliance with current or future code requirements and code compliance may be required for any future work done on the Property. Buyers should investigate these issues with appropriate experts. Brokers cannot determine these issues.

Buyers can get more information about OWTS/Septic System regulations by contacting the State Water Resources Control Board, 1001 I Street, Sacramento, California 95814 or at Post Office Box 100, Sacramento, California 95812; (916) 341-5455 and by reviewing the SWRCB's website: http://www.waterboards.ca.gov/water_issues/programs/owts/index.shtml

9.   **UNDERGROUND STORAGE TANKS (UST):** Many of the larger, older homes in this area built before 1935 may have or have had an Underground Storage Tank for the fuel oil that fired the Property's furnace. As natural gas became the more common standard fuel for home furnaces, virtually all of the old furnaces have been replaced. However, many of the fuel oil tanks remain buried on the property. In residential applications, the California State Water Resources Control Board regulates all UST's in California. The licensing, inspection and regulation of UST's in residential application are currently exempt provided the tank is less than 750 gallons and was used for fuel oil only. However, this does not guarantee that the Property would be exempt from abatement if a UST is discovered upon the Property. Each municipality has very different regulations concerning UST's that may include removal and soil clean-up of any toxic material that may have leaked from the tank. Buyers and Sellers are advised to speak directly to the Public Works Department, Building Department and/or Fire Department in the pertinent city concerning specific regulations affecting UST's.

10. **ENVIRONMENTAL HAZARDS:** The presence of certain environmental hazards, such as lead-based paint and other lead contaminants, asbestos, formaldehyde, radon, methane, or other gases, fuel oil or chemical storage tanks, contaminated soil or water, hazardous waste, waste disposal sites, electromagnetic fields, nuclear sources, urea formaldehyde, tri-chloro-ethane (aka "TCE"), and/or other conditions and materials may adversely affect the Property and may cause health problems to people and animals. Buyers should have qualified experts inspect the Property for existing and potential hazards during Buyers' inspection contingency period. Not all inspectors are licensed and

licenses are not available for all types of inspection activities. Buyers and Sellers should also read the pamphlets entitled, "*Residential Environmental Hazards: A Guide for Homeowners, Homebuyers, Landlords and Tenants*" and "*Protect Your Family from Lead in Your Home.*"

Some of the third-party Natural Hazards Disclosure ("NHD") companies may provide information regarding environmental hazards that are mapped by the federal government, state or local entities such as Super Fund Clean-Up sites. Buyers should consider discussing with the NHDS provider what environmental disclosures and maps may be available.

11. **CONDOMINIUMS, COMMON INTEREST DEVELOPMENTS &HOMEOWNERS' ASSOCIATIONS:**
    If the Property is located in a Common Interest Development, the Seller should request that the Homeowners' Association (HOA) provide all required documents regarding the HOA operation and expenses to meet the Seller's disclosure obligations under Civil Code Section 4525. Some neighborhoods have established HOAs that may charge dues and enforce their own restrictions. It is strongly recommended that Buyers receive the current HOA documents directly from the HOA rather than from any online service or from an earlier transaction. Buyers need to carefully examine all of the documents that are provided regarding the HOA and compare the documents with the list of required disclosures specified in the HOA form from the California Association of REALTORS®. If any document(s) are missing, Buyers should send a written request to the Seller that the Seller provide the missing documents and/or provide a written explanation for why the document(s) were not included with the other HOA documents. Many smaller HOA's do not prepare or keep all documents required by the law, such as reserve studies, minutes of all meetings and/or financials. As a result, Buyers may only receive a portion of the state required documents; in which case Buyers must be aware that they are buying into an HOA without the benefit of the information those documents would provide. Buyers should retain the services of experts, such as attorneys, accountants or others who specialize in reviewing HOA documents to determine the adequacy of the reserves and whether or not the Property is suitable for the Buyers' intended uses.

    Due to noise and other factors, a HOA may restrict the type of floor and/or wall material that can be used in certain units and/or the number of pets. Note that HOA's must comply with Fair Housing laws regarding service and companion animals. Buyers should directly contact the HOA Board to determine whether or not the Property can be used for Buyers' intended purposes. Buyers should also determine whether or not the Property meets Buyers' subjective personal preferences.

    Many Condominiums and other Common Interest Developments have been involved in or are presently involved in litigation regarding the design, construction, maintenance and/or condition of all or a part of the Development. Whether or not these lawsuits are successful, litigation is expensive and the cost of such legal actions may impact not only the adequacy of the HOA reserves but also the amount of current or future assessments. The existence of HOA insurance does not necessarily mean that there is insurance coverage for any given single interest or unit in the Development, an owner's remodeling or upgrade efforts, and/or the owner's contents. See Insurance information below.

    Occasionally issues arise in the purchase of property in a Common Interest Development regarding parking and/or storage spaces associated with a single interest or unit in the Development. Buyers should determine for themselves whether or not the allotted parking space(s) are adequate to park the Buyers' vehicle(s) in the assigned spaces by actually parking in those spaces. Parking space(s) and storage space(s), if any, may be described in a Condominium Map or in the Preliminary Report issued by a Title Company. The actual markings, striping and numbering of these space(s) may not accurately reflect the actual spaces and may be in conflict with the space(s) designated in the recorded documents. It is therefore crucial that Buyers personally determine that the parking and storage space(s) that are designated in the recorded documents are actually being transferred to Buyers and that those space(s) are acceptable for the Buyers' intended needs and uses of the Property. See also Paragraph 48 re Sewer Line Inspection and Compliance if there is an HOA.

12. **PLASTIC PIPE:** Some builders in the Alameda County used PEX water pipes in constructing homes. This type of pipe, manufactured under the name of KITEC®, has been alleged in a class action lawsuit to be faulty and a settlement of that lawsuit has been reached. Buyers should investigate whether or not there are any plastic pipes or fittings prior to removing their inspection contingency and investigate the current and future condition of those pipes. For additional information about this particular product and/or to learn more about the lawsuit, there is a website available at: http://www.kitecsettlement.com/faq.cfm. Buyers should also contact a qualified California real estate attorney to discuss any questions they may have regarding their ability to recover proceeds from this settlement.

13. **INSURANCE:** During the investigation contingency, Buyers should consult with an insurance broker to determine the cost of homeowners' insurance as well as the types of coverage that may be available and any conditions that the insurance company intends to impose. For example, many insurance companies are refusing to provide homeowners' insurance coverage unless certain retrofit requirements are met, such as installation of safety glass and/or fireplace spark arresters and a gas shut-off valve. The fact that an insurance company may require these repairs does not necessarily mean that the Seller is obligated to pay for and/or make the repairs requested by the insurer. In addition, prior claims submitted by Buyers on other properties may affect the final cost of the homeowners' insurance on the property being purchased by Buyers. Buyers should investigate these matters thoroughly prior to removing their investigation contingency.

14. **C.L.U.E. REPORTS OF INSURANCE CLAIMS:** Standard real estate disclosure forms specify that Sellers must provide Buyers with insurance claims history for the property for a period of five years preceding the sale. Sellers do not always know (or remember) the insurance claims history. Thus, for many years the Natural Hazards Disclosure Statement ("NHDS") Reports included a report used by insurance companies called C.L.U.E. The NHDS Reports no longer include the C.L.U.E. report. Because a C.L.U.E. report itself is not required, Sellers may disclose the insurance information themselves as part of the disclosure process. If Sellers want to rely on C.L.U.E. for the most accurate information regarding past insurance claims, Sellers may be able to either: (a) go online to: https://personalreports.lexisnexis.com/homesellers_disclosure_report/agent.jsp and create an account that will enable the Sellers to order a C.L.U.E. report; or (b) contact their homeowner insurance policy broker who may be able to provide a copy. Buyers can also add to their contract offer the obligation for Sellers to provide them a C.L.U.E. report.

15. **RE-KEYING:** All locks should be re-keyed immediately upon close of escrow to ensure the Buyers' safety and security of their persons as well as their personal belongings. Alarms, if any, should be serviced by professionals and codes should be changed. Garage door openers and remotes should be re-coded.

16. **ONLINE INFORMATION:** Online information regarding the Property, or the neighborhood, may exist online in various blogs, discussion boards, Facebook pages, etc. For example, some neighborhood associations and homeowner associations (HOA's) have official sites; whereas other unofficial sites written by third parties may exist with postings about the community. Some of the online sites offer viewers the opportunity to express opinions and air complaints. The information contained on those sites may consist of opinion, speculation, unfounded assertions or rumor, making it difficult to determine what is factual and what is not. **Neither Seller nor any of the real estate licensees may be aware of, nor will they conduct a search of, such online information and they are not obligated to verify or explain the posted issues and/or commentary of third parties.**

17. **ONLINE PHOTOS:** Sellers and Buyers are advised that photos of their property will be included in the MLS listings and, perhaps, on the listing broker's website. It is now common that such photos will subsequently be added to other brokers' websites, and various national listing aggregation sites such as Realtor.com, Trulia, Zillow, and others. From there, photos may be copied on to other websites as well, with or without the permission of the host site. After the close of escrow, or a termination of a

listing, Sellers and Buyers are advised it is not possible for the listing or selling broker to remove these photos from websites over which they have no control.

18. **PROBATE SALES AND COURT CONFIRMATION:** An executor or administrator (the "Representative") of a probate estate may sell estate property if it is in the best interests of the estate to do so. The sale of estate real property is typically subject to Probate Court Confirmation. The Independent Administration of Estates Act ("IAEA") provides a simplified method of probating estates with limited court supervision. Under the IAEA, the Representative may list real property with a broker for a period not to exceed 90 days without prior court approval and to sell the Property without court confirmation, unless a person named in the will or other person who is entitled to receive a Notice of Proposed Action objects; in which case court confirmation will be required. The Representative's ability to sell without court supervision or approval under IAEA is not absolute and is conditioned upon there being no objections by interested persons (generally, the heirs). If there is any objection, Court Confirmation may be necessary.

Probate property is always sold "As-Is" and certain standard disclosure forms, such as the Real Estate Transfer Disclosure Statement, are not required. However, the Representative must nonetheless disclose all actual knowledge of material facts affecting the value or desirability of the Property.

If Court Confirmation is required and is subject to open competitive bidding (which is true in probate, conservatorship, guardianship, receivership or bankruptcy sales), it is strongly recommended that Buyers personally appear in Court when their offer is scheduled for confirmation. Buyers should understand that in most sales requiring Court Confirmation, the Property may continue to be marketed and that their broker and others may represent other competitive bidders prior to and at the Court Confirmation hearing. Different types of courts have their own rules for how to handle the possibility of over-bids, including whether initial deposits need to be in a certain amount or whether an over-bid needs to be a specific percentage above the original offer. Any questions regarding the specific rules for the Court where the confirmation hearing is to be held should be directed to the clerk of that Court. It is also strongly recommended that Buyers consult a real estate attorney who is knowledgeable about Court Confirmation sales since real estate brokers/agents are not qualified to provide legal advice.

19. **PERSONAL PROPERTY AND STAGING ITEMS**: Sellers and Listing Brokers/Agents often engage the services of "Staging" companies to assist in presenting the Property in its best light. The furniture, furnishings and accessories provided by the staging company is removed prior to close of escrow and do not transfer to the Buyer.

Standard Purchase Agreement forms specify that NO personal property is included in the sale unless specifically designated in the Agreement or an Addendum. The MLS entry, flyers and other marketing materials are NOT part of the Purchase Agreement. NONE of the staged furniture or other items (e.g. window treatments, mirrors, rugs, lamps, plants, etc.) is included in the sale. Buyers who wish to purchase any staged items should enter into a separate written agreement with the staging company.

20. **WATER HEATERS:** Under State law, all water heaters must be braced, anchored or strapped to resist falling or horizontal displacement due to earthquake motion and Sellers of Property must certify to Buyers that the bracing requirement has been satisfied. In addition, water heaters which are newly installed or moved must be raised so their ignition point is 18 inches off the ground. Many other plumbing code requirements may also apply, e.g. gas venting, pipe wrapping, temperature and pressure relief valves, drain valves, bollard protection in garages.

21. **SMOKE ALARMS AND CARBON MONOXIDE DETECTORS:** California Health and Safety Code §13113.8 requires installation of smoke alarms in residential property. If a TDS is required, the Sellers certify that the Property has (or will have prior to Close of Escrow) operable smoke alarms which are approved and installed in compliance with the State Fire Marshal's regulations and

applicable local standards including installation of alarms with 10-year batteries in all bedrooms before finalizing any permitted contracting work costing $1,000 or more. State law requires carbon monoxide detectors in living areas of residential properties that have fossil fuel burning appliances, even if those appliances are several floors below, for example, furnaces in the basement of a condominium building. Some Cities have more specific requirements. For example, Albany requires that, prior to the sale of any real property, Sellers shall upgrade the smoke alarm/smoke detector system to photoelectric-only devices but there are exemptions for hardships and infeasibility of compliance. For more information, contact your local Building Department.

Additional fire extinguishing systems, such as interior sprinklers, may be required for apartments. Buyer should investigate all fire protection requirements with the local Fire Chief.

22. **ANIMALS**: Current or previous owner(s) may have had domestic and/or other indoor or outdoor animals on the Property; animals can cause damage to various aspects of the Property. Odors from animal urine or waste may be dormant for long periods and then become active because of heat, humidity or other factors such as some cleaning techniques, or be temporarily masked by other odors such as fresh paint or new carpet. Animal urine and feces can also damage floors, floor coverings, walls, baseboard, or other components. Additionally, animals can attract fleas, ticks and other pests that can remain on the Property after the animal has been removed. Complete elimination of odors and other problems created by animals may not be possible even by professional cleaning efforts or replacing carpets, pads and other affected components.

Property may be subject to local ordinances regulating the maintenance, breeding, number or type of animals permitted, or other requirements such as spaying or neutering. Buyers should investigate whether Homeowner and Common Interest Associations have imposed restrictions on animals. Neighbors may have animals that can cause problems including, but not limited to, noise or odors. Common pets such as dogs can bark, cats are not easily contained, and in some cases more unusual animals (e.g. poultry, exotic birds, and reptiles) may create issues that impact the value, use and enjoyment of the Property. California is home to a wide variety of animals, birds, reptiles and insect life, including but not limited to ants, bedbugs, bats, rodents, snakes and larger wild animals such as mountain lions and deer, some or all of which may enter or inhabit the Property and may be difficult to eliminate or control. These creatures can damage landscaping, might be a hazard to people, pets or other animals and may cause issues that impact the Buyers' use and enjoyment of the Property. Proximity to rural or open space areas increases the likelihood of this problem. Buyers should investigate these issues with licensed professionals, including local animal/pest control companies, and/or other qualified agencies or organizations during Buyers' inspection period.

C. FEDERAL, STATE AND REGIONAL CONDITIONS ADVISORIES

23. **a. UNSTABLE HILLSIDES:** Many hillside properties are active and potentially active landslide areas. Many of the geologic forces which have shaped California over the eons are still active today. The only way to determine the nature of the soil and bedrock under a structure, and how these forces may affect those structures, is with a geologic or geotechnical inspection and report.

b. EXPANSIVE SOILS: Some parts of the Alameda area have expansive, or adobe, soil which will expand and contract with the wet and dry seasons. This expansion and contraction can cause movement or shifting of structures and their foundations.

c. HIGH WATER TABLES: Some parts of Alameda County have high water tables that can intensify mold growth and compromise the stability of soil and/or foundation. In addition, high water tables may affect the use and enjoyment of the surrounding land, particularly during months of heavy rain. Buyers should consult the appropriate experts to help evaluate the effect of high water tables on the subject property and, when necessary, consider drainage modifications to protect the structure and improve the use and enjoyment of the surrounding landscape.

Some real property in Alameda suffers from drainage and soils issues, which can lead to settlement affecting the structural integrity of the property. Occasional heavy rains, high water tables, and variations in yard elevations, can also cause standing water and poor drainage. Buyers should consult with appropriate experts regarding any concerns. Buyers are also referred to the City of Alameda at (510) 747-4700.

Reports from Natural Hazard Disclosure (NHD) companies may not contain all information from all sources regarding the Property and surrounding conditions, and cannot be relied on for all information regarding natural hazards which may affect the Property. Brokers recommend that Buyers have any Property they are purchasing inspected by a qualified geologist, geologic or geotechnical engineer, or other qualified professional.

24. **WET WEATHER CONDITIONS:** At times, this area may have months with heavier than usual rainfall. During these times, hillside properties may be susceptible to earth movement and drainage problems. Properties on flatlands may be susceptible to flooding. Properties which may not have experienced water intrusion into or under the property in the past may experience these conditions as a result of weather-related phenomena. Sellers are obligated to disclose to Buyers those material defects or conditions known to them which affect the value or desirability of the property; however, not all Sellers may be aware of recent changes in the conditions of the property or its improvements caused by unusually wet weather. Because of these factors, it is recommended that, in addition to a home inspection, Buyers have such additional inspections by inspectors or engineers regarding these conditions as Buyers may desire.

25. **CLIMATE CONDITIONS:** The Alameda area exhibits several micro climates. Buyers are advised that these areas are subject to frequent strong winds, wind-driven rain, fog and mist, and direct sunlight, any of which, alone or in combination, can impact the condition of the land as well as prematurely age the interior and exterior of structures. Erosion, warping and cracking of surfaces, failed seals on dual-paned windows, loss of roof shingles, and water intrusion, among other problems, are not uncommon with such properties, and thus these properties require regular, thorough maintenance. Buyers are advised to fully investigate these conditions and the increased maintenance and repairs that may be needed for any Property located in these coastal areas.

26. **PERMIT ISSUES**:   Improvements made to any property such as repairs, remodels and additions may have been built or used without all required permits. One such example would be where a second living unit ("in-law unit") is being rented by the Seller but the required permit was not obtained for this in-law unit. An improvement that is made without the required permit can, among other things, have a negative impact on value, require a retrofit, impact habitability, preclude insurance coverage and/or result in fees, penalties, government and/or civil enforcement actions. In some cities, there may be a lower standard applied in those circumstances where the property owner is obtaining the permits, as opposed to a contractor doing so. Buyers should investigate the permit status of all structures and uses; real estate licensees are not qualified to conduct such off-site investigations.

Permit inspection periods in the City of Alameda can take at least two or more weeks to be completed. To prevent any delays to escrow and prevent any possible monetary loss, plan accordingly for the automatic gas shutoff valve requirement, EBMUD PSL testing, etc. signoffs. For more information, contact the Alameda Community Development Department (510) 747-6800.

27. **NONCONFORMING USES, ROOMS, ALTERATIONS OR ADDITIONS:** Any rooms, alterations or additions to the Property which were done without necessary permits or certificates of completion ("nonconforming improvements") may be subject to fines, permit and construction costs, and other expenses to bring into conformity. Nonconforming improvements may be subject to removal by local building inspection and code enforcement agencies. Nonconforming rental units may be required to be vacated and possibly torn down. It may not be feasible to legalize nonconforming improvements because of zoning, permit and/or other legal or regulatory limitations. Some building inspection and code enforcement agencies may conduct random inspections of properties for permit, code and other violations while the Property is being marketed. Such nonconforming improvements may also be

discovered when anyone applies for a permit to do work on the property either before or after escrow closes. Whenever nonconforming uses are discovered, the then-current owner could face expensive repairs, permit fees and other costs and/or even removal of the nonconforming improvement.

While Sellers are obligated to disclose any known nonconforming improvements, Seller may not be aware of some or all illegal improvements or uses especially those that were made prior to Seller's ownership of the Property. Real estate brokers and agents are not required by law to inspect public records and cannot determine the legal status of improvements based solely on their required visual inspection of the property. Thus, Buyers are strongly urged to investigate possible nonconforming improvements by personally contacting the local building inspection and code enforcement agencies as well as obtaining the advice of contractors, architects, engineers or other professionals regarding the status and condition of the Property prior to removing the investigation and inspection contingencies.

28. **BALCONIES/DECKS RETROFIT REQUIREMENTS:** Several cities and counties are enacting periodic inspection requirements of residential buildings that have "appendages" which are generally defined as decks, balconies, landings, exit corridors, stairway systems, guardrails, handrails, fire escapes or any parts that are subject to weather exposure to determine if these appendages require any repairs or retrofits to ensure that these systems are safe to use. Licensed professionals, such as structural pest control inspection companies, general contractors or engineers are often the best individuals to verify that the exit system, corridor, balcony, deck or any part of the building appendage is in safe condition, in adequate working order and free from hazardous dry rot, fungus, deterioration, decay or improper construction. Buyers are strongly urged to investigate possible inspection and retrofit requirements by personally contacting the local building inspection and code enforcement agencies as well as the licensed professionals referenced in this paragraph regarding the status and condition of any building appendages at the Property prior to removing inspection contingencies.

29. **CODE COMPLIANCE AND ENFORCEMENT:** Even if the Property is new construction, not all aspects, components and structures on the Property may comply with current code. This may be because code requirements have changed since the improvements were first constructed or, in some cases, noncompliant improvements may have been made by the current owner, or even by prior owners without the knowledge of the current owner. Real estate brokers are not qualified to identify code violations. If the applicable city or county building department discovers the code violations, the current owner may be required to bring the property into current code compliance or remove or demolish the portion of the property that is in violation. Various building departments take different approaches to enforcement; some are stricter than others. Prior to removal of the inspection contingency, Buyers should have the home inspected by a qualified home inspector who can identify code violations and comment on local codes, regulations and practices regarding enforcement.

30. **HISTORIC RESOURCES:** Some towns, including Fremont, Pleasanton and Union City, have enacted ordinances to preserve and protect certain properties or areas that have been deemed to be of historical significance. Real estate brokers are not qualified to identify the legal or practical effect of any historic designation. Buyers should investigate these issues with the local planning department.

31. **UNDERGROUND UTILITIES:** Some towns and cities have begun the process of burying utility lines underground in order to remove the utility poles in the neighborhood. These projects can result in special tax assessments and set-up costs for the individual homeowners. It is recommended that Buyers investigate this issue with Pacific Gas and Electric Company ("PG&E").

32. **CRIME:** The existence of crime is a fact of urban life. Some areas experience more crime than others. Crime statistics for various areas and municipalities may rise and fall over time and the incidence of various types of criminal activity may also increase or decrease. At times, local law enforcement agencies may target designated areas for special but temporary enforcement measures. Individual criminal acts may occur in any neighborhood or may occur close to a property that is being sold while other criminal acts may occur far away. Some crimes may be reported in the local news

while others are ignored by the media. Because of the ever-changing nature of the statistics and information regarding crimes, neither Seller nor brokers will independently investigate crime or criminal activity in the area of any property being purchased by any means including, but not limited to, contacting the police or reviewing any internet data bases. If criminal activity is a factor in the decision to purchase a particular property, or in a particular neighborhood, Buyers are urged to check with the local law enforcement agencies and online information, prior to removing their investigation contingency.

33. **DROUGHT ADVISORY:** Due to severe drought conditions, water usage has also been restricted by many local municipalities and water authorities. Current and future restrictions may impact the Property by limiting water usage and/or increasing water costs. These limitations may affect the quality of life at the Property and the ability to use water in the home or for landscaping, agricultural or livestock purposes. Buyers should thoroughly investigate this issue, including but not limited to: contacting the local water authority; contacting the local government including City and County authorities; and searching various public websites as to whether there are any existing or planned water limitations and/or the impact of those regulations on any local minimum landscaping requirements. Brokers do not have expertise in water usage rights or limitations, and Brokers do not have an obligation to, and will not, research any water restrictions relating specifically to the Property including but not limited to inspecting public records concerning water usage at the Property.

34. **WATER-CONSERVING PLUMBING FIXTURES:** Existing law calls for installation of water-conserving plumbing fixtures when the existing plumbing fixtures are "noncompliant" by certain dates, as discussed here. A **noncompliant plumbing fixture** means: (1) any toilet manufactured to use more than 1.6 gallons of water per flush; (2) any urinal manufactured to use more than one gallon of water per flush; (3) any showerhead manufactured to have a flow capacity of more than 2.5 gallons of water per minute; and (4) any interior faucet that emits more than 2.2 gallons of water per minute. There are various dates for compliance:

SINGLE-FAMILY RESIDENCES: Under this law, a condo, even a single condo occupied by only one family, is not a single-family residential property. **Until December 31, 2016,** if a single-family residence is altered or improved, the installation of such fixtures must be a condition of final permit approval. However, **after January 1, 2017, all single-family residences built prior to January 1, 1994 must comply with this law by replacing all noncompliant plumbing fixtures whether or not the property is being remodeled or sold.**

Commencing January 1, 2017, Sellers will need to disclose to Buyers, in either the Seller Property Questionnaire (SPQ) or the Exempt Seller Disclosure (ESD) form, if Sellers are aware of whether the Property has any noncompliant plumbing fixtures. If a Seller answers "No" to that question, Buyers should not assume that the Property is fully compliant since the "No" response may merely mean that Seller is unaware or is uncertain as to whether or not any such fixtures are noncompliant. For this reason, as a part of their property inspection of Properties subject to this law, Buyers are urged to have all plumbing fixtures inspected by a qualified professional to determine whether all plumbing fixtures are actually compliant with this law.

Sellers and Buyers are advised to determine, prior to contract acceptance, which Party will be responsible for the cost of the water-conserving plumbing fixtures retrofit.

MULTI-FAMILY AND COMMERCIAL PROPERTIES: Until December 31, 2018: As a condition of final permit approval, owners must replace all plumbing fixtures with water-conserving fixtures if (1) permits are obtained to increase the floor area by more than 10%; (2) building alterations or improvements exceed $150,000 in costs; or (3) permits are obtained for a room with plumbing fixtures. **After January 1, 2019:** All multi-family and commercial properties must comply with this law by replacing all noncompliant plumbing fixtures. Also, starting on that date, Sellers will need to disclose to the prospective Buyer if Seller is aware whether the property has any noncompliant plumbing fixtures.

35. **REAL PROPERTY TAXES AND ASSESSMENT DISTRICTS:** The Purchase Agreement addresses payment of real property taxes and assessments relating to the Property. As part of their negotiations for the Purchase Agreement, the parties may decide how to prorate such taxes and assessments; payments on bonds and assessments and their assumption by Buyers; and payment on Mello-Roos and other Special Assessment District bonds and assessments that are now a lien on the Property. The existence of Mello-Roos and 1915 Bond districts will be outlined in a report by a Natural Hazard Disclosure (NHD) company. Most other assessment districts will be reported in the Preliminary Report from the title company. Still others may be disclosed by Seller or local disclosure. The Seller's tax bill alone does not necessarily reflect all of the costs related to taxes and assessments on real property. If there is a question as to whether an existing bond or assessment will be prorated as of the close of escrow, or whether Seller will pay off the bond or assessment at close of escrow, Buyers are advised to discuss the matter with the appropriate District prior to removal of the appropriate inspection or title contingency, and to address responsibility for payment of taxes and assessments in the negotiations for the Purchase Agreement. Information about the existence of a Mello-Roos tax in connection with any development is subject to change and it is not the responsibility of the Broker to make that determination.

   The City of Alameda imposes a Business Tax on rental properties. The current cost is $20 annually for each rental unit, however, fees may change at any time. Single family units on an existing parcel of record are exempt. This tax is based on the number of rental units. For more information, contact the City of Alameda Finance Dept. (510) 747-4881.

36. **FIRPTA:** Federal law requires Buyers to withhold and remit to the Internal Revenue Service fifteen percent (15%) of the sales price (or 10% if the property is to be used as the Buyer's residence and the sales price is $1,000,000 or less) if a Seller is a non-resident alien ("Foreign Investor"), unless a federal exemption applies to the Seller and/or the transaction. Sellers who are relying on the exemption that they are not classified as a Foreign Investor may avoid this federal withholding requirement one of two ways: a) by providing Buyers with Seller's Affidavit of Nonforeign Status ("Affidavit") which is signed by each Seller under penalty of perjury and includes each Seller's Social Security Number ("SSN") or Taxpayer Identification Number ("TIN"); or b) if the Escrow holder provides the Buyers with a Qualified Substitute Statement ("QSS") in which the Escrow holder, as the Qualified Substitute, states under penalty of perjury that the Substitute has verified the required taxpayer information. **NOTE TO BUYERS: Unless an exemption applies, if a Buyer does not obtain either the Seller's Affidavit or the Escrow holder's QSS, and a Foreign Investor Seller fails to pay taxes due on the sale, the IRS can assess against the Buyer the full 10 or 15 percent of the sales price that should have been withheld, or the Seller's actual tax liability in the sale, whichever is less, plus interest and penalties.**

   Sellers who are relying on the exemption that they are not classified as a Foreign Investor are required to provide either Buyer or the Escrow holder with a completed Seller Affidavit that includes the Seller's SSN or TIN. If after a request, Buyer does not receive either the fully completed and signed Seller Affidavit, or a properly prepared and signed QSS, then Buyer should either instruct the Escrow holder to withhold the correct percentage of the sales price, or instruct the Escrow holder to delay the closing of escrow to enable the Seller to provide the proper documentation.

   Sellers and Buyers are urged to consult with their legal and tax advisors with any questions regarding FIRPTA. Sellers and Buyers cannot agree to waive these federal requirements nor can they sign any agreement that FIRPTA does not apply.

37. **RENTAL PROPERTY/FAIR HOUSING:** When rental properties are offered to the public, the owner and real estate agent must act in compliance with all Fair Housing laws and regulations including, but not limited to, providing unrestricted access to potential tenants with service/companion animals. Landlords are required under Fair Housing laws to provide a "reasonable accommodation" for tenants with disabilities; in the case of tenants with disabilities, this includes allowing the tenant to

occupy the rented residence with the service/companion animal. The landlord may not charge a "pet deposit" or otherwise charge the tenant for the service/companion animal in any manner different from a tenant without such an animal. Any property owner renting their property should consult with a California real estate attorney specializing in landlord/tenant and Fair Housing issues for advice on any matters related to Fair Housing and service/companion animals.

HUD has issued guidelines for housing providers, landlords and property managers in the use of criminal records in tenant selection, and when that use may be a Fair Housing violation. While it is still legal to take into consideration a criminal record of a prospective tenant in approving an application, the blanket use of criminal records to refuse to rent can be a Fair Housing violation. And the discrimination does not have to be intentional. The violation can occur if the effect of the use of criminal records results in a "disparate impact" on protected classes. Landlords are urged to consult with a qualified California landlord tenant attorney regarding the use of criminal records in tenant selection. The full HUD article can be accessed at:
https://portal.hud.gov/hudportal/documents/huddoc?id=HUD_OGCGuidAppFHAStandCR.pdf

38. **SHORT-TERM & VACATION RENTAL:** With the increased popularity of short-term and vacation rental services and websites such as Airbnb and VBRO, various local governmental entities and homeowner associations ("HOA") have enacted, or are considering enacting, regulations on the ability of owners to rent out some portion or all of their property on either a short-term or long-term basis. Existing and proposed regulations may include a complete prohibition against certain types of rentals, licensing, permit requirements, special health and safety inspections, taxation and/or restrictions such as a limitation on the number of nights per month, total number of renter occupants, parking requirements and noise restriction.   Renting out one's property may also be impacted by subdivision and HOA Covenants, Conditions, and Restrictions ("CC&R's"). In some areas, the HOA and/or governmental entities are classifying short-term and vacation rentals as constituting the running of a business out of a residence which is often prohibited in CC&R's and/or requires approval of a home occupation permit from the local governmental entity.

Neither Sellers nor Brokers can predict if, or when, any jurisdiction or HOA will adopt regulations, limitations or prohibitions on rentals in the future. Buyers who are considering using their property for short-term or vacation rentals are strongly encouraged to investigate current and pending governmental and/or HOA rules and regulations related to rentals, insurance coverage, and the existence of taxation such as a Transient Occupancy Tax ("TOT") and to review that documentation with a qualified California real estate attorney as well as their own insurance broker prior to the close of escrow.

39. **SCHOOLS:** Some school districts have experienced financial and academic achievement difficulties and, as a result, may face bankruptcy, reorganization or takeover by a state administrator. Each school district has its own rules regarding school assignments, and these rules may change at any time with little notice. For these reasons, brokers cannot represent or guarantee that anyone who resides in any particular property will be able to attend any particular school or school district. These and any other factors or concerns of Buyers should be investigated by Buyers prior to removing the investigation contingencies in a purchase agreement.

40. **NEW CONSTRUCTION WARRANTIES, DEFECTS AND LAWSUITS:** The Real Estate Transfer Disclosure Statement ("TDS") requires Sellers to disclose if there are any lawsuits by or against the Sellers threatening or affecting the real property along with questions related to construction defects, citing Civil Code Sections 900, 903, 910 and 914. These codes are part of a law that is often referred to as SB800 or Title 7, which generally applies to residential real property built by a "Builder" (as defined in Section 911) and sold for the first time after January 1, 2003. Section 900 provides for a limited one-year warranty from the Builder and Builders may provide "enhanced protection agreements" which may extend the warranty period. Homeowners are required to follow all reasonable maintenance obligations and schedules communicated in writing by the Builder and product manufacturers, as well as commonly accepted maintenance practices. Failure to do so may provide a defense against a homeowner claim and Builders often require specific pre-litigation

procedures and remedies in the event of a claim against the Builder. Sellers who have questions about how to answer this TDS question should consult with a California real estate attorney for advice. If the Sellers disclose any lawsuits or claims, Buyers should investigate such disclosures with a California real estate attorney.   Brokers are not qualified to provide advice on these matters.

41. <u>**PRIVATE ROADS:**</u> If the property is assessed or affected by a private road that is shared with one or more other properties, Buyers need to determine the existence of a recorded private road maintenance agreement and compliance with that document. If no such agreement exists, Civil Code Section 845(s) provides that "the cost shall be shared proportionately to the use made of the easement by each owner." Buyers should contact city/county officials and/or their attorney to evaluate their potential responsibilities.

D. COUNTY AND CITY ADVISORIES

42. <u>**NOISE FROM TRANSPORTATION SYSTEMS:**</u> There are several airports in and around Alameda County that may create a certain level of noise and have flight patterns subject to change. For more information on a particular airport contact:

- Livermore Airport, 636 Terminal Cir., Livermore, CA (925) 960-8220
- 63CN Livermore, CA (925) 606-1536
- Hayward Executive Airport, 20301 Skywest Dr., Hayward, CA (510) 293-8678
- Little Hands Airport, 18320 Bollinger Canyon Rd., San Ramon, CA (415) 837-8981
- Oakland International Airport, 1 Airport Dr., Oakland, CA (510) 563-3300

There are several commuter and freight rail lines (including but not limited to BART) that run through both the incorporated and unincorporated parts of Alameda County. Buyers need to assess for themselves whether or not the level of noise is personally satisfactory during the investigation contingency period.

43. <u>**SAN FRANCISCO BAY REGULATIONS:**</u> The San Francisco Bay Conservation and Development Commission ("BCDC") is charged with the responsibility of restoring Bay wetlands and marshes, preventing wetlands and mudflats from being filled, and supporting the continued and productive use of salt ponds. Properties abutting San Francisco Bay, its tidelands and marshes, may be subject to the jurisdiction of the BCDC which may limit building, and impose other requirements on property owners. Buyers of such property are urged to contact BCDC at (415) 352-3600.

44. <u>**FLOOD BENEFIT ASSESSMENT:**</u> The Alameda County Flood Control and Water Conservation District levies benefit assessments to help finance flood control operations. These assessments are proportionate to the runoff from each parcel of land. The program applies to all of Alameda County with the exception of the Cities of Albany, Berkeley, Alameda, Piedmont, and the Zone 7 area east of the hills (Livermore-Amador Valley). For more information, contact the Assessor's Office: (510) 272-3787.

45. <u>**SPARK ARRESTORS**</u>: As of the date of this Advisory, the cities of Dublin and Pleasanton have enacted ordinances requiring that properties with fireplaces be fitted with spark arrestors at the time of a sale. Dublin also requires that Seller deliver to Buyer a written statement indicating that the Seller is in compliance with the ordinance. (Dublin Ord. 37-87 § 1 (b)) Other cities may also enact such ordinances. For more information on a particular city's requirements, contact the local Building Department or Fire Chief.

46. <u>**RENTAL PROPERTY ISSUES**</u>: The Cities of Alameda, Berkeley, Fremont, Hayward, Oakland and Union City have a form of rent and/or eviction control.

Information about the City of Alameda Rent Stabilization and Eviction Limitation Ordinance is available on the City of Alameda or Alameda Housing Authority websites:

http://www.alamedarentprogram.org/home

http://www.alamedahsg.org/comm_house_resources/rent_ordinances.html

Some cities, such as Fremont and San Leandro, have rent review and landlord-tenant mediation programs. Other cities are considering or may in the future enact such ordinances. Buyers are advised to investigate these ordinances and to satisfy themselves as to the applicability of these ordinances to their intended use or development of the property. The City of Hayward also has a residential rental inspection program which may apply to some properties. Buyers should investigate that issue during their investigation inspection contingency period.

47. **RESIDENTIAL RENTAL UNIT ANNUAL FEE:** Several cities, including but not limited to Alameda, Albany, Berkeley, Oakland, El Cerrito and Emeryville charge landlords a "Residential Rental Unit Annual Business Tax License Fee." The County and/or other cities may enact comparable requirements. The fee may be imposed after escrow closes and the amount or calculation of these fees can change. Please contact the city in which your rental property is located to determine if such fees are charged, and for the most current list of such fees.

48. **HVAC/DUCTING:** The California Energy Commission issued New Duct Sealing Requirements in 2005. Depending upon certain conditions and the Property location, if a central air conditioner or furnace was installed or replaced after October 1, 2005, the ducts must be tested for leakage. If the ducts leak 15% or more, then repairs must be made to seal the ducts. Additional testing may then be required to verify that the work was done properly. It is strongly recommended that all of this work be done by licensed contractors who should obtain all required permits. Only a contractor who has specialized knowledge regarding HVAC systems can determine whether or not the ducts must be sealed. While portions of Alameda are exempt from this requirement, only a review of the official map of the California Energy Commission can determine whether a particular property is exempt. **See Map for applicable Climate Zones at:** http://www.energy.ca.gov/maps/climate_zone_map.html

49. **SEWER LINE INSPECTION AND COMPLIANCE:**

NOTE: Private sewer lateral ("PSL") inspection and testing involves only the section from the building to the public sewer main that is usually in the street. Inspections to, and repairs of, PSL's do not cover other sewer lines in or under the property which are not a part of the PSL itself. These areas would need to be the subject of a separate inspection if desired and requested by Buyer.

a. EAST BAY MUNICIPAL UTILITY DISTRICT ("EBMUD"): The EBMUD Wastewater Control Ordinance requires property owners in certain areas of the EBMUD wastewater service area to obtain a compliance certificate that shows their PSL's are without defects and have proper connections. The ordinance specifies three conditions which require property owners to test and, if needed, repair or replace their private sewer laterals: (1) prior to selling the property; or (2) when obtaining any permit for the construction or modification of the property estimated to be greater than $100,000; or (3) when increasing or decreasing the water meter size.

A property is exempt if the PSL is less than 10 years old and was fully replaced before August, 2011, and the owner provides evidence of the replacement work and date performed.

These PSL requirements affect properties in the EBMUD wastewater service area in the City of Alameda and the cities of Emeryville, Oakland, Piedmont and the STEGE Sanitary District communities of El Cerrito, Kensington, and Richmond Annex. The Cities of Albany and Berkeley also have local PSL private ordinances already in effect.

Responsibility for repairs can be negotiated between Buyer and Seller. If repairs cannot be completed prior to Close of Escrow, a property owner may apply to EBMUD for a 180-day Temporary Waiver and pay a fee.

Vacant Land: For Vacant land within EBMUD with NO sewer lateral, the Buyer or Seller must still file for an exemption certificate. However, for vacant land that HAS an old sewer lateral (such as a fire lot in the Oakland Hills):

  i. At point of sale, Buyer would need to file for the 180-day compliance extension.
  ii. Buyer would then need to make the decision as to how soon they will be building on the property.
  iii. If building immediately, compliance may be delayed as part of the building and permit process.
  iv. If not building immediately, Buyer would need to abandon or disconnect the sewer lateral from the main and obtain a certificate of abandonment from EBMUD.

For detailed and current information on the property's compliance status, and the inspection, repair, temporary waiver and/or certification process, Sellers and Buyers are urged to go to the EBMUD/PSL site at http://www.eastbaypsl.com/eastbaypsl/**.**

b. CONDOMINIUMS AND CID'S DEFERRED: (For the Cities: Alameda, Albany, El Cerrito, Emeryville, Kensington, Oakland, Piedmont, and Richmond Annex) Condominiums and other Common Interest Developments with a Homeowners' Association ("HOA") are generally excluded from bringing s PSLs into compliance, whether individual or shared laterals, until July 12, 2021 BUT ONLY if the HOA is legally responsible for maintaining the Sewer Laterals. There are several exceptions to this rule:

  • Any Common Interest Development without an HOA does NOT have a deferral for Sewer Lateral compliance.
  • If the Homeowner is legally responsible for maintaining the Sewer Lateral, compliance is NOT deferred.
  • If the Homeowner is responsible for the Sewer Lateral associated with their unit and the HOA is responsible for any shared laterals, there may be NO deferral for the Sewer lateral associated with the individual unit.

Prospective Buyers should contact the HOA directly to determine responsibility for the Sewer Laterals, whether the appropriate Notice of Responsibility has been filed with EBMUD for each unit sold, and whether adequate reserves are available to make any necessary repairs.

50. <u>**REAL ESTATE DEVELOPER AND REHABILITATION OF REAL ESTATE:**</u> Every person in Alameda County engaged in the business of developing or rehabilitating and selling real property in which said person has equity, interest or title, and not specifically taxed by Section 3.04.350 or other provisions of this chapter, shall pay a business tax of one dollar and twenty-five cents ($1.25) for each thousand dollars ($1,000.00) of permit value for building permits obtained for work engaged in at sites within the unincorporated areas of the county. For more information on the Real Estate Rehabilitation Ordinance, visit: https://library.municode.com/ca/alameda_county .

51. <u>**SIDEWALK REPAIR PROGRAM: This program only applies to single-family residential units in the following communities within County Planning Area 2: Ashland, Castro Valley/Fairmont, Cherryland, Unincorporated Hayward/Fairview, and San Lorenzo/Royal Sunset.**</u> Funded through Measure B, this program will reimburse 50% of the sidewalk repair cost per property (up to a maximum of $750) for sidewalk-related repairs to the frontage of a single-family dwelling Homeowners residing in San Lorenzo may be eligible for additional assistance through Redevelopment funds. For more information contact the Public Works Agency: (510) 670-5500.

52. <u>**ALAMEDA CITY ORDINANCES AND DISCLOSURES**</u>**:**

a. SECONDHAND SMOKE ORDINANCE: The City of Alameda limits exposure to secondhand smoke in places of employment, public places and multi-unit housing (defined as two or more units). Smoking is prohibited inside the units of all rental and common interest complexes (condos, co-ops, PUDs). Additional information is available from the *City of Alameda at (510) 747-4700 or online at:* www.cityofalamedaca.gov/Residents/Secondhand-Smoke-Policies.

b. BUILDINGS CONSTRUCTED PRIOR TO 1942 AND/OR DESIGNATED HISTORICAL SITES: Any Property constructed prior to 1942, as determined by City of Alameda records, may not be demolished or removed without the approval of the Historical Advisory Board. Further, some properties have been deemed to have historical merit and have been placed on the Historical Building Study List. Restrictions on modifications or repairs to these properties can apply. *For more information, contact City of Alameda Community Development Department at 510-747-6850, or Buyers may consult with a property historian.*

c. SOFT STORY ORDINANCE: Multi-unit residential apartment and condominium buildings with five (5) or more residential units, containing a soft, weak, or open front ground floor, may be designated as potentially hazardous in the event of an earthquake. The City of Alameda has identified and maintains a list of such properties. Buyers should contact the City of Alameda Community Development Department to determine if the property is on the Soft Story list and what further action is required. For more information contact the *City of Alameda Community Development Department at (510) 747-6850. It is recommended that Buyers investigate the status of permitting and zoning with the City of Alameda Community Development Department, (510)747-6850.*

d. BAY FARM ISLAND RECLAMATION DISTRICT: Homes located in Harbor Bay Isle may have fees assessed by the City of Alameda for maintenance. For more information, contact *City of Alameda Community Development Department at (510) 747-6850.*

e. LEASED LAND: Some properties located on the water are owned by the City of Alameda and leased to the owners. The property owners do not have ownership rights to this property. Buyer is advised to review the title report to confirm whether any land is leased and contact the *City of Alameda, Economic Development Division at (510) 747-6890.*

f. ALAMEDA POINT AND PROXIMITY TO FORMER AND CURRENT MILITARY ORDNANCE LOCATIONS: Alameda Point and Coast Guard Facility at Coast Guard Island have been, or are currently, military ordnance locations (military training grounds which may contain explosives and/or hazardous wastes). For more information, contact the *City of Alameda (510) 747-4700 or the United States Coast Guard at Coast Guard Island Administration at (510) 437-5371.*

g. INDUSTRIAL ZONE: Most Alameda Property is located within one mile of an industrial zone. Such zones may create nuisances including, but not limited to, noise, debris and dust. Buyers are encouraged to investigate the neighborhood where the property is located. For more information, contact the *City of Alameda Community Development Department at (510) 747-6850.*

h. GAS SHUT-OFF VALVES: The City of Alameda requires all buildings that have natural gas service shall have an automatic gas shutoff valve installed if either of the following situations exists: (a) the Property is being sold **OR** (b) The homeowner has been issued a permit for gas piping. For more information, contact *City of Alameda Community Development Department at (510)747-6850.*

i. SCHOOLS: To determine the location of the public school a student maybe attending, contact the administrative offices of the *Alameda Unified School District (510) 337-7000.*

j. PARKING ADVISORY: Parking of vehicles both on and off street is governed by city code and/or homeowner's association rules and regulations. Parking could be restricted. Buyers should thoroughly review all documents related to parking. For more information contact the *City of Alameda*

Community Development Department at (510)747-6850 and if applicable, the appropriate HOA.

k. BEDROOM DEFINITIONS: The number of bedrooms a property contains is subject to different and occasionally contradictory definitions. County tax records often indicate the number of bedrooms recorded in the county's tax assessor's office. Owners and residents of a property may describe a room as a bedroom according to how the room is used or could be used. While there is no statewide definition of a bedroom, California Building Code provides requirements for "Sleeping Rooms." Discrepancies in bedrooms could be a result of work performed by an owner without permits. Further, the City of Alameda's Community Development Department follows the California Building Code requirements. Buyers are advised to consult with the *City of Alameda Community Development Department at (510)747-6850.*

l. Private Sewer Lateral – In 1988 the Alameda Sewer Lateral Ordinance was adopted by the City of Alameda. The City of Alameda considers sewer laterals replaced between 1988 and July of 2012 as valid for 25 years. Sewer lateral tests during this period were valid for 7 years. After July 2012, The City of Alameda considers a sewer lateral replacement valid for 20 years and a test valid for 7 years. Effective January 1, 2015, properties in Alameda are subject to the EBMUD Regional Private Sewer Lateral Program. Information about how properties in Alameda County can comply with the Program is available at www.EastBayPSL.com and at www.AlamedaCA.gov.

53. **BERKELEY REGULATIONS:**

    a. BERKELEY SIDEWALK REPAIR PROGRAM: Since October 2011, the City of Berkeley splits the cost of sidewalk repair with homeowners 50/50 regardless of the cause of deterioration. Property owners are responsible for the full amount of repair if the sidewalk was damaged due to (i) intentional acts of property owner; (ii) property owner replaces the sidewalk independent of the City's Sidewalk Repair Program; or (iii) the sidewalk is the result of a new development or redevelopment project. To determine if any sidewalk in Berkeley requires repair, the general rule is that any breaks of more than ¾ of an inch should be reported. For more information on the City of Berkeley's Sidewalk Repair Program go to: www.cityofberkeley.info/sidewalks

    b. BERKELEY BUILDING ENERGY SAVING ORDINANCE (BESO): BESO requires building owners and homeowners to complete comprehensive energy assessments to uncover energy saving opportunities. These assessments are conducted by registered energy assessors who provide detailed recommendations on how to save energy and link building owners to incentives for energy efficiency upgrade projects. **Unless exempt, BESO is required prior to sale of a house or whole building.**

    Exemptions Include: Buildings 600 square feet, or less than 25,000 square feet and individually sold units within a larger building, such as an attached condominium. For details on how to comply with BESO, see the **Berkeley Purchase Agreement Addendum**.

54. **LIVERMORE REGULATIONS**: A Report of Residential Building Records is required to be delivered to the buyer prior to the close of escrow. For more information, go to: www.cityoflivermore.net/civicax/filebank.

55. **OAKLAND REGULATIONS:**

    Below is a partial list of Oakland's major regulations relating to property ownership. These regulations, taxes and fees may not apply to your particular property, but are provided as a convenient reference. This is not intended to be a complete list of all Oakland regulations. Copies of Oakland's ordinances, codes and regulations can be obtained from Oakland's Office of the City Clerk, 1 Frank H. Ogawa Plaza, 1st Floor, Oakland, CA 94612, (510)238-3611, between 8:30 a.m. – 5:00 p.m., Monday through Friday, or by clicking on the Municipal Code link on the City of Oakland's website at: www.oaklandnet.com

- [Business Tax](#)
- [Garbage Collection](#)
- [Real Property Transfer Tax](#)
- [Landscaping and Lighting Assessment District](#)
- [Mello-Roos Community Facilities District](#)
- [Emergency Medical Services Assessment District](#)
- [Paramedic Services Assessment District](#)
- [Library Services Retention Assessment District](#)
- [Fire Utility Underground Assessment District](#)
- [Medical Hill Parking Assessment District](#)
- [Lakeshore Ornamental Lighting Special Assessment District Phase I & IV](#)
- [LaSalle Utility Undergrounding Assessment District](#)
- [Harbor Utility Undergrounding Assessment District](#)
- [Grizzly Peak Utility Undergrounding Assessment District](#)
- [Skyline Sewer Assessment District](#)
- [Rockridge Area Water Improvement Assessment District](#)
- [Lakeshore/Lake Park Business Improvement Management District](#)
- [Fruitvale Business Improvement District](#)
- [Report of Residential Building Record](#)
- [Residential Rent Arbitration Section](#)
- [Tree Ordinance](#)
- [Hazardous Tree Ordinance](#)
- [View Ordinance](#)
- [Earthquake Safety](#)

56. PIEDMONT CITY ORDINANCES:

a. OPEN PERMITS AND NON-PERMITTED CONSTRUCTION: The City of Piedmont maintains a "House File" for every Piedmont residence. While the City does not verify or guarantee the accuracy of the information contained in their files, Buyers of any Piedmont residence are encouraged to review the entire file during the Buyers' investigation contingency period, if any, to determine what existing work on the Property was done with or without permits and whether the permits are still "open." To review the House File and/or request a Permit History, Buyers should go to the Department of Public Works, 120 Vista Avenue, Piedmont. Further information can be obtained by contacting the Piedmont Department of Public Works at (510) 420-3050.No New Permits will be issued for construction, repair or remodeling on the property if any historical permits are still open. For general information about permits, non-permitted construction and compliance, see Paragraphs 26, 27 and 28 above.

Note: Any Non-Permitted work at any time in the history of the property, and discovered by a City Official, likely will result in a Demand for Compliance by the Public Works Department **regardless of when the Non-Permitted work was completed. The City Council can impose fines of up to $1,000 per day up to a total fine of $100,000 until the Property is brought into compliance. Buyers are encouraged to independently determine if there is any unapproved construction. Buyers should also investigate the availability of a retroactive permit compliance process. To determine if there is any unapproved construction, review the house file and request a permit history.**

b. SIDEWALK INSPECTION ORDINANCE: A City inspection of the condition of the sidewalk is triggered by a permit application, or an aggregate of permit applications in any year of $5,000 or more, or upon sale of real property. If the sidewalks for a property are deemed in need of repair, the homeowner has two choices:

    i. Hire a C-8 contractor licensed to work within the City of Piedmont or
    ii. Pay the City on a per square foot basis to have a City Contractor repair the damaged sidewalk.

Failure to comply with this ordinance would result in the City of Piedmont performing repairs, billing the current homeowner, and placing a lien against the property.

E.   SOURCES OF INFORMATION:

City of Alameda: https://www.AlamedaCA.gov
2263 Santa Clara Ave, Room 380 Alameda, CA 94501 Tel: 510/747-4800
Alameda Rent Stabilization:
https://alamedaca.gov/sites/default/files/board-commission-docs/ordinance_3148-2.pdf
Police https://alamedaca.gov/police Tel: 510/337-8340

City of Albany: http://www albanyca.org/
1000 San Pablo Ave, Albany CA 94706 Tel: 510/528-5710
Police http://www.albanyca.org/dept/police.html Tel: 510/525-7300

City of Berkeley: http://www.ci.berkeley.ca.us/
2120 Milvia Street, Berkeley CA 94704 Tel: 510/981-7440
Berkeley Rent Control: http://www.ci.berkeley.ca.us/rent/
2125 Milvia Street, Berkeley, CA 94704 Tel: 510/644-6128
BESO: http://www.cityofberkeley.infor/BESO
Police http://www.ci.berkeley.ca.us/police/ Tel: 510/981-5900

City of Emeryville: http://www.ci.emeryville. ca. us/
1333 Park Ave, Emeryville CA 94608 Tel: 510/596-4300
Police http://www.ci.emeryville.ca.us/police/   Tel: 510/596-3700

City of Oakland: http://www.oaklandnet.com/
250 Frank Ogawa Plaza, Ste 5313, Oakland CA 94612 Tel: 510/238-3501

Oakland Rent Control: http://www.oaklandnet.com/government/hcd/rentboard/index.html
250 Frank H. Ogawa Plaza, 5th Floor, Oakland CA 94612 Tel: 510/238. 3721
Police http://www.oaklandpolice.com/ Tel: 510/777-3333

City of Piedmont: http://www.ci.piedmont.ca.us/
120 Vista Avenue, Piedmont, CA Tel: 510/420-3040
Police http://www.ci.piedmont.ca.us/ Tel: 510/420-3000

Steve Sanitary District: http://www.stegesd.dst.ca.us/
7500 Schmidt Lane, El Cerrito CA 94530 Tel: 510/524-4668

West County Waste Water District: http://www.wcwd.org
2910 Hilltop Drive, Richmond, Ca 94806 Tel: 510/222-6700

Other areas in Alameda and Alameda counties: http://www.co.contra-costa.ca.us/ or
http://www.co.alameda.ca.us/. See office addresses on website.

F. ATTORNEY AND ACCOUNTANT RECOMMENDATIONS:

In addition to the professional service providers Buyers will retain to inspect and analyze the property being purchased or sold, a situation may arise during the course of Buyers' purchase transaction that requires Buyers to either make an important decision, or select a plan of action that could result in significant legal consequences and substantial impact on Buyers' personal finances. The most prudent and best plan is to identify a certified public accountant and real estate attorney in advance of the sale or purchase of the property so that Buyers and Sellers can quickly contact and seek the proper financial and/or legal advice and guidance if needed during the transaction. If a 1031 exchange is contemplated, also contact an exchange accommodator to discuss the proper method and timing of the exchange.

G. THE PARTIES ACKNOWLEDGE THE FOLLOWING REGARDING BROKER:

- Broker does not warrant or guarantee the condition of the Property.

- Broker shall not be responsible for failure to disclose to Buyer facts regarding the condition of the property where the condition (i) is unknown to Broker or (ii) is not capable of being seen by Broker because it is in an area of the property that is reasonably and normally inaccessible to a Broker;

- **Broker has not verified square footage, size of structures, acreage or boundary lines of the property; representations made by others; information received from public records, Seller or other third parties; information contained in inspection reports or in the Multiple Listing Service, or that has been copied therefrom; or statements in advertisements, flyers or other promotional material; or any other matters described in this Disclosures and Disclaimers Advisory; unless otherwise agreed in writing;**

- Broker does not guarantee, and shall not be responsible for, the labor or services or products provided by others to or on behalf of Buyers or Seller and does not guarantee, and shall not be responsible for, the quality, adequacy, completeness or code compliance of repairs made by Seller or by others;

- Broker does not decide what price Buyers should pay or Seller should accept;

- Broker is not qualified to give legal, tax, insurance or title advice; and

- Brokers lack professional expertise in the areas listed above, and do not verify the results of any inspections or guarantee the performance or reports of any inspection or professional services.

- **Buyers and Sellers are advised to investigate and choose their own service providers to conduct investigations and advise them on these and all matters related to the sale and purchase of real property. In these and all other matters referred to in this Disclosures and Disclaimers Advisory, Buyers and Sellers are advised to seek any desired assistance from appropriate qualified professionals. Nothing any real estate licensee may say will change the terms or effect of this Advisory. This document may be signed in counterparts.**

ELECTRONIC SIGNATURES

Buyers and Sellers may be able to sign transaction documents electronically making it possible to skip from one signature line to the next and thus it is easier to ignore the terms and conditions to which a signature or initial applies. If Buyers and Sellers choose to sign documents electronically, they must be certain to take the time necessary to read each document thoroughly and only sign or initial those documents with full knowledge and consent of that which they intend to sign.

WIRE FRAUD SCAM ALERT

Recently there is a small but growing scheme in which Buyers and Sellers have received e-mails from their agent or an escrow company providing wire transfer information for money from Buyer to Escrow, or to Seller for proceeds from Escrow. Hackers intercept these e-mails and then alter the wire transfer instructions to re-direct the funds to the hacker's account with an off-shore bank. **DO NOT EVER WIRE FUNDS PRIOR TO CALLING THE ESCROW OFFICER AT THE NUMBER PREVIOUSLY PROVIDED TO YOU and confirming verbal wire transfer instructions before taking steps to have the funds transferred**. If you have received questionable wiring instructions, notify your bank, real estate agent and the Escrow holder, as well as the FBI at: https://www.fbi.gov/ and the Internet Crime Complaint Center at: http://www.ic3.gov/.

THE UNDERSIGNED ACKNOWLEDGE RECEIPT OF ALL 24 PAGES OF THIS ADVISORY

Dated: 10/23/2019 ARK7 Properties LLC DocuSigned by: Yizhen Zhao A0FC743CFDA04F8...
Buyer

Dated: ____________________ ____________________
Buyer

Dated: ____________________ Susan S. Ruggiero Revocable Trust
Seller

Dated: ____________________ ____________________
Seller



CALIFORNIA ASSOCIATION OF REALTORS®

TRUST ADVISORY
For Properties Being Sold by the Trustee of a Trust
(C.A.R. Form TA, Revised 6/19)

Property Address: __2924 Mabel Street, Berkeley, CA 94702__ ("Property").

The Property is being held in a revocable or irrevocable trust for the benefit of those persons or entities named as beneficiaries in the trust. For the purpose of the sale of the Property, the trustee of the trust is treated as the Seller. Even though Seller is exempt from some obligations, Seller must still comply with many others. This Advisory is intended to inform Buyer and Seller of their rights and obligations independent of those established by the contract between them.

1. **SELLER MUST COMPLY WITH THE FOLLOWING:**
   A. **Known Material Fact Disclosures:** Seller is obligated to disclose known material facts affecting the value and desirability of the Property even if the specific Real Estate Transfer Disclosure Statement Form is not required to be completed.
   B. **Hazard Zones:** Seller is <u>not exempt</u> from applicable statutory obligations to disclose earthquake fault zones, seismic hazard zones, state fire responsibility areas, very high fire hazard severity zones, special flood hazard areas and flood hazard zones pursuant to the Public Resources Code, Government Code and United States.
   C. **Smoke Detectors:** The sale is <u>not exempt</u> from the State requirements that, for single family residences, operable smoke detectors be in place. It is negotiable between Buyer and Seller who is to pay for the cost of compliance.
   D. **Water Heaters:** The sale is <u>not exempt</u> from the State requirement that water heaters be properly anchored, braced or strapped and that Seller provide a written statement of compliance to Buyer.
   E. **Lead-based Paint:** The Seller is <u>not exempt</u> from the federal obligation to: **(i)** disclose known lead-based paint and lead-based paint hazards; **(ii)** provide Buyer copies of reports or studies covering lead-based paint and hazards on the Property; **(iii)** provide Buyer with the pamphlet "Protect Your Family From Lead In Your Home;" and **(iv)** give Buyer a 10-day opportunity to inspect for lead-based paint and hazards, if the Property contains residential dwelling units and was constructed prior to 1978.
   F. **Carbon Monoxide Devices:** The sale is <u>not exempt</u> from the State requirement that on or before July 1, 2011, for all existing single family dwelling units, and on or before January 1, 2013, for all other existing dwelling units, the owner must install a carbon monoxide device approved and listed by the State Fire Marshall in the dwelling unit if the dwelling unit has a fossil fuel burning heater or appliance, fireplace, or an attached garage.
   G. **Water Conserving Plumbing Fixtures: The Sale is <u>not exempt</u> from the State requirement that (i) single family residences built before January 1, 1994 be equipped with water conserving plumbing fixtures by January 1, 2017 and multi-family and commercial properties be equipped with water conserving plumbing fixtures by January 1, 2019; (ii) Sellers disclose to Buyers the requirements of the law; and (iii) sellers disclose to Buyers whether the Property contains any non-compliant plumbing fixtures. See C.A.R. Form WCMD for further information.**
   H. **Tax Withholding:** The sale is <u>not exempt</u> from providing information pertaining to the withholding obligation under either the federal "FIRPTA" or the California withholding requirements upon the sale of real property. Federal: For federal purposes, a non-resident alien includes a fiduciary. A trustee is treated as a non-resident even if all beneficiaries are citizens or residents of the United States. **State:** The trust may be exempt from withholding (but not the completion of the real estate withholding certificate) if: **(i)** the trust was revocable prior to the decedent's death; **(ii)** the Property was last used as the decedent's principal residence; and **(iii)** the trustee is electing to treat the trust as part of the decedent's estate under IRC § 645 (see Instructions for FTB Form 593-C).
   I. **Megan's Law Database Disclosure:** The sale is <u>not exempt</u> from the requirement that residential sales contracts contain the following notice regarding the availability of information about registered sex offenders: "Notice: Pursuant to Section 290.46 of the Penal Code, information about specified registered sex offenders is made available to the public via an Internet Web site maintained by the Department of Justice at www.meganslaw.ca.gov. Depending on an offender's criminal history, this information will include either the

(With Listing) Broker's Initials (BW) ([DS])
(With RPA) Buyer's Initials ( ) ( )
© 2019, California Association of REALTORS®, Inc.
TA REVISED 6/19 (PAGE 1 OF 2)

Seller's Initials ( ) ( )

TRUST ADVISORY (TA PAGE 1 OF 2)

address at which the offender resides or the community of residence and ZIP Code in which he or she resides." (Neither Seller nor Brokers are required to check this website. If Buyer wants further information, Broker recommends that Buyer obtain information from this website during Buyer's inspection contingency period. Brokers do not have expertise in this area.)

2. **SELLER MAY BE EXEMPT FROM THE FOLLOWING:**

A. **(i) Disclosure Statements:** Seller, unless specified in 2A(ii), does not have to complete, sign and provide Buyer with a Real Estate Transfer Disclosure Statement or Natural Hazard Disclosure Statement (C.A.R Forms TDS and NHD). Seller remains obligated to make the disclosures and comply with the items specified in Paragraph 1.

(ii) Seller must complete, sign and provide Buyer with a TDS if the Seller is a natural person, who is a trustee of a revocable trust, and he or she is either a former owner of the Property or was an occupant in possession of the Property within the preceding year.

B. **Other Exemptions:** Unless paragraph 2A(ii) applies, Seller is exempt from providing Buyer with a Mello-Roos district lien disclosure, an Improvement Bond Act of 1915 notice, a Supplemental Property Tax notice, a Notice of Private Transfer Fee pursuant to California Civil Code §§ 1102 et seq. and either a Homeowner's or Commercial Property Owners Guide to Earthquake Safety

C. **Exempt Seller Disclosures:** Even exempt Sellers have statutory or contractual obligations to make certain disclosures and may, or are required by contract to, use an Exempt Seller Disclosure (C.A.R. Form ESD) and is strongly encouraged to do so.

3. **OTHER CONSIDERATIONS:**

A. **Local Law:** Local law may impose obligations on the transfer of real property (such as the installation of low flow toilets or shower heads, emergency gas shut-off valves or installation of smoke detectors). Local law should be consulted to determine if sales by a trustee of a trust are exempt from such requirements.

B. **Death:** If the Property is being sold because of the death of an occupant of the Property, and if Buyer has concerns about the manner, location or details of the death, then Buyer should direct any specific questions to Seller.

4. **BROKERS:**

A. **Inspection:** The sale is not exempt from the Broker's obligation to conduct a reasonably competent and diligent visual inspection of the accessible areas of the Property and disclose to Buyer material facts revealed by such an inspection in the sale of residential property containing one-to-four dwelling units. Brokers may do so on C.A.R. Form AVID.

B. **Agency:** The sale is not exempt from the obligation to provide agency relationship disclosure and confirmation forms in the sale of residential property containing one-to-four dwelling units, commercial Property and vacant land.

By signing below, the undersigned acknowledge that each has read, understands and has received a copy of this Trust Advisory.

Seller Susan S. Ruggiero Revocable Trust Date ______
Seller ______ Date ______

AT TIME OF LISTING
Real Estate Broker Compass Commercial
By Ben Weil DocuSigned by: Ben Weil 546B36320C6844A... Date 10/23/2019

AT TIME OF SALE
Buyer ARK7 Properties LLC DocuSigned by: Yizhen Zhao A0FC743CFDA04F8... Date 10/23/2019
Buyer ______ Date ______

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

TA REVISED 6/19 (PAGE 2 OF 2)





CALIFORNIA ASSOCIATION OF REALTORS®

LEAD-BASED PAINT AND LEAD-BASED PAINT HAZARDS DISCLOSURE, ACKNOWLEDGMENT AND ADDENDUM For Pre-1978 Housing Sales, Leases, or Rentals
(C.A.R. Form FLD, Revised 11/10)

The following terms and conditions are hereby incorporated in and made a part of the: ☒ California Residential Purchase Agreement, ☐ Residential Lease or Month-to-Month Rental Agreement, or ☐ Other: _____ _____, dated **10/23/2019**_____, on property known as: **2924 Mabel Street, Berkeley, CA 94702** ("Property") in which **ARK7 Properties LLC** is referred to as Buyer or Tenant and **Susan S. Ruggiero Revocable Trust** is referred to as Seller or Landlord.

LEAD WARNING STATEMENT (SALE OR PURCHASE) Every purchaser of any interest in residential real property on which a residential dwelling was built prior to 1978 is notified that such property may present exposure to lead from lead-based paint that may place young children at risk of developing lead poisoning. Lead poisoning in young children may produce permanent neurological damage, including learning disabilities, reduced intelligent quotient, behavioral problems and impaired memory. Lead poisoning also poses a particular risk to pregnant women. The seller of any interest in residential real property is required to provide the buyer with any information on lead-based paint hazards from risk assessments or inspections in the seller's possession and notify the buyer of any known lead-based paint hazards. A risk assessment or inspection for possible lead-based paint hazards is recommended prior to purchase.

LEAD WARNING STATEMENT (LEASE OR RENTAL) Housing built before 1978 may contain lead-based paint. Lead from paint, paint chips and dust can pose health hazards if not managed properly. Lead exposure is especially harmful to young children and pregnant women. Before renting pre-1978 housing, lessors must disclose the presence of lead-based paint and/or lead-based paint hazards in the dwelling. Lessees must also receive federally approved pamphlet on lead poisoning prevention.

EPA'S LEAD-BASED PAINT RENOVATION, REPAIR AND PAINTING RULE: The new rule requires that contractors and maintenance professionals working in pre-1978 housing, child care facilities, and schools with lead-based paint be certified; that their employees be trained; and that they follow protective work practice standards. The rule applies to renovation, repair, or painting activities affecting more than six square feet of lead-based paint in a room or more than 20 square feet of lead-based paint on the exterior. Enforcement of the rule begins October 1, 2010. See the EPA website at www.epa.gov/lead for more information.

1. SELLER'S OR LANDLORD'S DISCLOSURE

I (we) have no knowledge of lead-based paint and/or lead-based paint hazards in the housing other than the following:

_____
_____
_____
_____

I (we) have no reports or records pertaining to lead-based paint and/or lead-based paint hazards in the housing other than the following, which, previously or as an attachment to this addendum, have been provided to Buyer or Tenant:

_____
_____
_____

I (we), previously or as an attachment to this addendum, have provided Buyer or Tenant with the pamphlet *"Protect Your Family From Lead In Your Home"* or an equivalent pamphlet approved for use in the State such as *"The Homeowner's Guide to Environmental Hazards and Earthquake Safety."*

For Sales Transactions Only: Buyer has 10 days, unless otherwise agreed in the real estate purchase contract, to conduct a risk assessment or inspection for the presence of lead-based paint and/or lead-based paint hazards.

I (we) have reviewed the information above and certify, to the best of my (our) knowledge, that the information provided is true and correct.

Susan S. Ruggiero Revocable Trust
_____
Seller or Landlord   Date

_____
Seller or Landlord   Date

© 1996-2010, California Association of REALTORS®, Inc.

Buyer's Initials (_____) (_____)

🏠 EQUAL HOUSING OPPORTUNITY

FLD REVISED 11/10 (PAGE 1 OF 2)

LEAD-BASED PAINT AND LEAD-BASED PAINT HAZARDS DISCLOSURE (FLD PAGE 1 OF 2)

Property Address: __ **2924 Mabel Street, Berkeley, CA 94702** _____ Date _____ 10/23/2019

2. LISTING AGENT'S ACKNOWLEDGMENT

Agent has informed Seller or Landlord of Seller's or Landlord's obligations under §42 U.S.C. 4852d and is aware of Agent's responsibility to ensure compliance.

I have reviewed the information above and certify, to the best of my knowledge, that the information provided is true and correct.

┌─DocuSigned by:

Compass Commercial _____ By **Ben Weil**   *Ben Weil*   10/23/2019
(Please Print) Agent (Broker representing Seller or Landlord)   Associate-Licensee or Broker Signature   Date

---

3. BUYER'S OR TENANT'S ACKNOWLEDGMENT

I (we) have received copies of all information listed, if any, in 1 above and the pamphlet *"Protect Your Family From Lead In Your Home"* or an equivalent pamphlet approved for use in the State such as *"The Homeowner's Guide to Environmental Hazards and Earthquake Safety."* **If delivery of any of the disclosures or pamphlet referenced in paragraph 1 above occurs after Acceptance of an offer to purchase, Buyer has a right to cancel pursuant to the purchase contract. If you wish to cancel, you must act within the prescribed period.**

<u>For Sales Transactions Only:</u> Buyer acknowledges the right for 10 days, unless otherwise agreed in the real estate purchase contract, to conduct a risk assessment or inspection for the presence of lead-based paint and/or lead-based paint hazards; OR, (if checked) ☐ Buyer waives the right to conduct a risk assessment or inspection for the presence of lead-based paint and/or lead-based paint hazards.

I (we) have reviewed the information above and certify, to the best of my (our) knowledge, that the information provided is true and correct.

┌─DocuSigned by:

ARK7 Properties LLC *Yizhen Zhao* 10/23/2019
Buyer or Tenant   └─A0FC743CFDA04F8...   Date   Buyer or Tenant   Date

---

4. COOPERATING AGENT'S ACKNOWLEDGMENT

Agent has informed Seller or Landlord, through the Listing Agent if the property is listed, of Seller's or Landlord's obligations under §42 U.S.C. 4852d and is aware of Agent's responsibility to ensure compliance.

I have reviewed the information above and certify, to the best of my knowledge, that the information provided is true and correct.

┌─DocuSigned by:

Compass Commercial _____ By **Ben Weil**   *Ben Weil*   10/23/2019
Agent (Broker obtaining the Offer)   Associate-Licensee or Broker Signature   Date
└─546B36320C6844A...

Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the California Association of REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020
FLD REVISED 11/10 (PAGE 2 OF 2)



LEAD-BASED PAINT AND LEAD-BASED PAINT HAZARDS DISCLOSURE (FLD PAGE 2 OF 2)

COMPASS COMMERCIAL REAL ESTATE
SQUARE FOOTAGE & LOT SIZE ADVISORY AND DISCLOSURE

Property Address: 2924 Mabel Street, Berkeley, CA 94702

DIFFERENT SOURCES FOR SQUARE FOOTAGE AND OTHER MEASUREMENTS:

Measurements of structures vary from source to source and that data is often contradictory. There is no one "official" size source or a "standard" method of calculating exterior structural size, interior space or square footage. For instance, Appraisers often exclude the thickness of walls, stairwells and laundry rooms to determine "livable" square footage; however, surveyors of condominium units typically include in their measurements the space between interior walls and around obstructions, such as fireplace flues. Architects and floor-plan designers employ a wide variety of methods to calculate the size of improvements and Assessors generally use gross, permitted size. Measurements taken by various professionals may not include some "finished" or "unfinished" space and generally exclude known illegal space.

Different sources of exterior and/or interior structural size or square footage may include the following: (HOWEVER, NOTE: Any numbers inserted on the blank lines below are approximations only, were taken from the referenced source and other size numbers may exist from other sources. None of the sizes listed below have been or will be verified by Seller or any Real Estate Licensees nor will the Real Estate Licensees conduct any off-site investigations to determine the existence of any other size sources for the Property):

- County Assessor ________________
- Condominium map/plan ___________
- Floor plan/graphic artist ___________
- Other MetroScan: 3,648 Bldg SqFt
- Architectural drawings_________________
- Purchase appraisal diagram _____________
- Refinance appraisal diagram_____________

Buyers should not rely on any advertised or disclosed square footage measurements and should retain their own experts to measure structural size and/or square footage during their contingency period, if any. This is especially important if Buyers are using square footage to determine whether or not to purchase the Property and/or are using a price per square foot to determine purchase price. Price per square foot calculations are generally broad estimates only, which can vary greatly depending upon property location, type of property and amenities; such calculations should not be relied upon by Buyers and the accuracy of any such figures should be independently verified by Buyers.

PROPERTY SIZE, DIMENSIONS, CONFIGURATIONS AND BOUNDARIES:

Fences, retaining walls, hedges and other landscaping, watercourses or other natural or man-made structures may not correspond with any legally-defined property boundaries and existing structures or amenities may not be located within the actual property boundaries or local setback requirements. There are sources available which refer to lot size, lot dimensions, location of improvements and property configurations, such as the County Assessor, Recorded maps, Developer plans or existing surveys, but that documentation may not be accurate, may not be available and should not be relied upon by Buyers for any purpose. Only a licensed surveyor can accurately determine lot dimensions, boundary locations and acreage for the Property.

Seller and Real Estate Licensees have not and will not verify the accuracy of any representations regarding acreage, boundary markers, lot dimensions or sizes, location of improvements, square footage numbers, or price per square foot estimates provided by any source. If the lot size, boundary lines, property configurations, location of improvements, lot dimensions, building square footage, and/or price per square foot are important to Buyers' decision to purchase the Property, or the price Buyers are willing to pay, Buyers should conduct and rely solely upon Buyers' own independent investigations including hiring a licensed surveyor to determine lot size, configuration or location of boundaries and improvements and/or a licensed appraiser to determine structural size, square footage and/or price per square foot.

Agent Name: Ben Weil DocuSigned by: Ben Weil 546B36320C6844A... **Date:** 10/23/2019

I acknowledge that I have received a copy of this Advisory:

Buyer ARK7 Properties LLC DocuSigned by: Yizhen Zhao A0FC743CFDA04F8... **Date:** 10/23/2019

Buyer ______________________________ **Date:** ______________________

BROKERS AND REAL ESTATE SALESPERSONS CAN ADVISE ON REAL ESTATE TRANSACTIONS ONLY. FOR LEGAL OR TAX ADVICE, CONSULT A QUALIFIED ATTORNEY OR CPA. Revise date 02/2017



EQUAL HOUSING OPPORTUNITY



CALIFORNIA ASSOCIATION OF REALTORS®

WATER HEATER AND SMOKE DETECTOR STATEMENT OF COMPLIANCE
(C.A.R. Form WHSD, Revised 11/10)

Property Address: 2924 Mabel Street, Berkeley, CA 94702

NOTE: A seller who is not required to provide one of the following statements of compliance is not necessarily exempt from the obligation to provide the other statement of compliance.

WATER HEATER STATEMENT OF COMPLIANCE

1. **STATE LAW:** California Law requires that all new and replacement water heaters and existing residential water heaters be braced, anchored or strapped to resist falling or horizontal displacement due to earthquake motion. "Water heater" means any standard water heater with a capacity of no more than 120 gallons for which a pre-engineered strapping kit is readily available. (Health and Safety Code §19211d). Although not specifically stated, the statute requiring a statement of compliance does not appear to apply to a properly installed and bolted tankless water heater for the following reasons: There is no tank that can overturn; Pre-engineered strapping kits for such devices are not readily available; and Bolting already exists that would help avoid displacement or breakage in the event of an earthquake.
2. **LOCAL REQUIREMENTS:** Some local ordinances impose more stringent water heater bracing, anchoring or strapping requirements than does California Law. Therefore, it is important to check with local city or county building and safety departments regarding the applicable water heater bracing, anchoring or strapping requirements for your property.
3. **TRANSFEROR'S WRITTEN STATEMENT:** California Health and Safety Code §19211 requires the seller of any real property containing a water heater to certify, in writing, that the seller is in compliance with California State Law. If the Property is a manufactured or mobile home, Seller shall also file a required Statement with the Department of Housing and Community Development.
4. **CERTIFICATION:** Seller represents that the Property, as of the Close Of Escrow, will be in compliance with Health and Safety Code §19211 by having the water heater(s) braced, anchored or strapped in place, in accordance with those requirements.

Seller Susan S. Ruggiero Revocable Trust (Signature) Susan S. Ruggiero, Trustee (Print Name) **Date** ______

Seller ______ (Signature) ______ (Print Name) **Date** ______

The undersigned hereby acknowledge(s) receipt of a copy of this document.

DocuSigned by: Yizhen Zhao A0FC743CFDA04F8...

Buyer ARK7 Properties LLC (Signature) Yizhen Zhao (Print Name) **Date** 10/23/2019

Buyer ______ (Signature) ______ (Print Name) **Date** ______

SMOKE DETECTOR STATEMENT OF COMPLIANCE

1. **STATE LAW:** California Law requires that **(i)** every single-family dwelling and factory built housing unit sold on or after January 1, 1986, must have an operable smoke detector, approved and listed by the State Fire Marshal, installed in accordance with the State Fire Marshal's regulations (Health and Safety Code §13113.8) and **(ii)** all used manufactured or mobilehomes have an operable smoke detector in each sleeping room.
2. **LOCAL REQUIREMENTS:** Some local ordinances impose more stringent smoke detector requirements than does California Law. Therefore, it is important to check with local city or county building and safety departments regarding the applicable smoke detector requirements for your property.
3. **TRANSFEROR'S WRITTEN STATEMENT:** California Health and Safety Code §13113.8(b) requires every transferor of any real property containing a single-family dwelling, whether the transfer is made by sale, exchange, or real property sales contract (installment sales contract), to deliver to the transferee a written statement indicating that the transferor is in compliance with California State Law concerning smoke detectors. If the Property is a manufactured or mobile home, Seller shall also file a required Statement with the Department of Housing and Community Development (HCD).
4. **EXCEPTIONS:** Generally, a written statement of smoke detector compliance is not required for transactions for which the Seller is exempt from providing a transfer disclosure statement.
5. **CERTIFICATION:** Seller represents that the Property, as of the Close Of Escrow, will be in compliance with the law by having operable smoke detector(s) **(i)** approved and listed by the State Fire Marshal installed in accordance with the State Fire Marshal's regulations Health and Safety Code §13113.8 or **(ii)** in compliance with Manufactured Housing Construction and Safety Act (Health and Safety Code §18029.6) located in each sleeping room for used manufactured or mobilehomes as required by HCD and **(iii)** in accordance with applicable local ordinance(s).

Seller Susan S. Ruggiero Revocable Trust (Signature) Susan S. Ruggiero, Trustee (Print Name) **Date** ______

Seller ______ (Signature) ______ (Print Name) **Date** ______

The undersigned hereby acknowledge(s) receipt of a copy of this Water Heater and Smoke Detector Statement of Compliance.

DocuSigned by: Yizhen Zhao A0FC743CFDA04F8...

Buyer ARK7 Properties LLC (Signature) Yizhen Zhao (Print Name) **Date** 10/23/2019

Buyer ______ (Signature) ______ (Print Name) **Date** ______



Published and Distributed by:
REAL ESTATE BUSINESS SERVICES, LLC.
a subsidiary of the CALIFORNIA ASSOCIATION OF REALTORS®
525 South Virgil Avenue, Los Angeles, California 90020

WHSD REVISED 11/10 (PAGE 1 OF 1)
WATER HEATER AND SMOKE DETECTOR STATEMENT OF COMPLIANCE (WHSD PAGE 1 OF 1)